UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2020

BUILDERS FIRSTSOURCE, INC.

(Exact Name of Registrant as Specified in its Charter)

0-51357	Delaware	52-2084569
(Commission File Number)	(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

2001 Bryan Street, Suite 1600, Dallas, Texas 75201

(Address of Principal Executive Offices)

(214) 880-3500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	BLDR	NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 26, 2020, Builders FirstSource, Inc., a Delaware corporation (the “Corporation”), BMC Stock Holdings, Inc., a Delaware corporation (“BMC”), and Boston Merger Sub I Inc., a Delaware corporation and a direct wholly owned subsidiary of the Corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Corporation and BMC will combine in an all-stock merger transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into BMC, with BMC continuing as the surviving corporation and becoming a wholly owned subsidiary of the Corporation (the “Merger”).

At the Effective Time, each issued and outstanding share of BMC common stock, par value $0.01 per share (the “BMC Common Stock”), will automatically be converted into the right to receive 1.3125 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Corporation (the “BLDR Common Stock”). No fractional shares of BLDR Common Stock will be issued in the Merger, and holders of shares of BMC Common Stock will receive cash in lieu of any such fractional shares. Upon consummation of the Merger, the Corporation’s stockholders will own approximately 57% and BMC stockholders will own approximately 43% of the combined company.

Each outstanding BMC stock option held by a current employee or service-provider will become, at the Effective Time, an option to purchase shares of BLDR Common Stock, with the number of shares and the exercise price adjusted by the Exchange Ratio. Each outstanding BMC stock option held by any former BMC employee or service-provider will be converted at the Effective Time into the right to receive cash in an amount equal to the product of (i) the number of shares of BMC Common Stock subject to such BMC stock option as of immediately prior to the Effective Time and (ii) the excess of the market value of 1.3125 shares of BLDR Common Stock over the applicable exercise price per share of such option, subject to applicable withholding taxes. Each outstanding BMC time-vested and performance-vested restricted stock unit will vest and settle at the Effective Time in a number of shares of BLDR Common Stock equal to the number of shares of BMC Common Stock otherwise issuable upon settlement of such BMC restricted stock unit (assuming target level of performance for performance-vested awards), multiplied by the Exchange Ratio, and subject to applicable withholding taxes.

The Merger Agreement provides that, upon consummation of the Merger, the board of directors of the Corporation will consist of twelve members, seven of whom will be the Corporation’s directors and five of whom will be BMC’s directors, in each case, immediately prior to the Effective Time. For a period of ninety days after the Effective Time (the “CEO Transition Period”), Mr. M. Chad Crow will continue to serve as President and Chief Executive Officer. Upon expiration of the CEO Transition Period, Mr. David E. Flitman, BMC’s current President and Chief Executive Officer, will become the Corporation’s President and Chief Executive Officer. Mr. Paul S. Levy will continue to serve as Chairman of the Corporation’s board of directors. The combined company will operate under the name Builders FirstSource, Inc. and will be headquartered in Dallas, Texas, while maintaining key functional corporate centers of excellence in both Raleigh, North Carolina and Denver, Colorado.

The respective boards of directors of the Corporation and BMC have unanimously approved the Merger Agreement and recommended to their respective stockholders that, in the case of the Corporation, they approve the issuance of BLDR Common Stock in the Merger (the “Stock Issuance”) or, in the case of BMC, they adopt the Merger Agreement. In connection with the Stock Issuance, the Corporation’s board of directors has also approved and recommended to its stockholders that they adopt an amendment of the Corporation’s certificate of incorporation to increase the number of authorized shares of BLDR Common Stock (the “Charter Amendment”).

Consummation of the Merger is subject to certain conditions, including (i) the adoption of the Merger Agreement by BMC’s stockholders, (ii) the approval of the Stock Issuance and adoption of the Charter Amendment by the Corporation’s stockholders, (iii) the absence of certain legal impediments, (iv) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) the approval for listing on the NASDAQ Stock Market of the shares of the BLDR Common Stock to be issued as consideration in the Merger, (vi) the effectiveness of the registration statement on Form S-4 to be filed with the United States Securities and Exchange Commission (the “SEC”) by the Corporation for the registration under the Securities Act of 1933, as amended, of the shares of BLDR Common Stock to be issued in connection with the Merger, (vii) the absence of a material adverse effect on the Corporation or BMC, (viii) receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and (ix) other conditions customary for a transaction of this type.

The Merger is intended to qualify as a tax-free reorganization under the Internal Revenue Code so that none of BMC, the Corporation, Merger Sub, or any of the BMC stockholders generally will recognize any gain or loss on the issuance or receipt of BLDR Common Stock in the Merger, except that BMC stockholders generally may recognize gain or loss with respect to cash received in lieu of fractional shares of BLDR Common Stock.

The parties have made customary representations, warranties, and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses during the pre-closing period and their use of reasonable best efforts to consummate the Merger.

The Merger Agreement contains restrictions on the Corporation’s and BMC’s ability to (i) solicit competing acquisition proposals and (ii) subject to certain exceptions if their respective boards of directors determine it would be inconsistent with their fiduciary duties, to participate in any discussions or negotiations, or provide any non-public information, or take other actions in furtherance of or relating to any competing acquisition proposals, or change, withdraw, qualify, or modify the recommendation by the Corporation’s or BMC’s board of directors to their respective stockholders to approve the Stock Issuance and adopt the Merger Agreement, respectively.

The Merger Agreement contains certain termination rights for both the Corporation and BMC, including (i) if the Merger is not consummated on or before the “outside date” of May 26, 2021 (subject to extension to August 26, 2021, under certain circumstances), (ii) if the required approval of the Corporation’s stockholders or BMC’s stockholders is not obtained, (iii) if any law or order prohibiting the Merger or the Stock Issuance has become final and non-appealable, (iv) if the board of directors of the other party changes its recommendation of the Merger prior to the receipt of its stockholder approval, (v) if the other party breaches its obligation not to solicit competing acquisition proposals in any material respect, or (vi) if the other party breaches its representations or warranties or fails to perform its covenants and such breach would cause a failure of the related closing condition and either is not curable by the outside date or is not cured within thirty days of notice of the breach. Upon termination of the Merger Agreement, under certain specified circumstances, the Corporation may be required to pay a termination fee of $100 million to BMC or BMC may be required to pay a termination fee of $66 million to the Corporation.

The foregoing description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference into this Item 1.01. The Merger Agreement has been included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Corporation, BMC, or their respective subsidiaries or affiliates. The Merger Agreement contains representations, warranties, and covenants by each of the parties to the Merger Agreement. These representations, warranties, and covenants were made solely for the benefit of the other parties to the Merger Agreement, are subject to limitations agreed upon by the parties, and (i) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (ii) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders, and (iii) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Accordingly, you should not rely on the representations, warranties, and covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of the Corporation or BMC. Further, the Merger Agreement should not be read alone but instead should be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Corporation, BMC, their respective affiliates, and their respective businesses that will be contained in, or incorporated by reference into, the registration statement on Form S-4 and the joint proxy statement/prospectus included therein that will be filed with the SEC, as well as in the Forms 10-K, Forms 10-Q and other filings that the Corporation and BMC may file with the SEC.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 26, 2020, the Corporation and BMC entered into an Amended and Restated Employment Agreement with David E. Flitman, the current President and Chief Executive Officer of BMC (the “Flitman Employment Agreement”), which, subject to consummation of the Merger, will become effective as of the Effective Time and supersede in all respects Mr. Flitman’s current employment agreement with BMC, dated August 23, 2018 (the “Prior Employment Agreement”). BMC is party to the Flitman Employment Agreement solely for purposes of the agreement that the Prior Employment Agreement will terminate effective as of the Effective Time. The Flitman Employment Agreement provides that Mr. Flitman will serve as an executive officer of the Corporation for a period of 90 days following the consummation of the Merger (the “CEO Transition Period”) and, effective immediately upon the expiration of the CEO Transition Period, will be appointed to serve as the President and Chief Executive Officer of the Corporation.

Before joining BMC, Mr. Flitman, 56, served as Executive Vice President of Performance Food Group Company, a family of leading foodservice distributors, and was President and Chief Executive Officer of its Performance Foodservice division between January 2015 and September 2018. From January 2014 to December 2014, Mr. Flitman served as Chief Operating Officer and President USA & Mexico of Univar Corporation, a global chemical distributor. Mr. Flitman joined Univar in December 2012 as President USA with additional responsibility for Univar’s Global Supply Chain & Export Services teams. From November 2011 to September 2012, he served as Executive Vice President and President of Water and Process Services at Ecolab Inc., the global leader in water, hygiene and energy technologies and services. From August 2008 to November 2011, Mr. Flitman served as Senior Executive Vice President of Nalco Holding Company until it was acquired by Ecolab. He also served as President of Allegheny Power System, an electric utility that served customers in Pennsylvania, West Virginia, Virginia, and Maryland, from February 2005 to July 2008. Before holding these executive positions, Mr. Flitman spent nearly twenty years in operational, commercial, and global business leadership positions at DuPont, a science and technology-based company. Since July 2017, Mr. Flitman also has served as a member of the Board of Directors of Veritiv Corporation, a North American business-to-business distributor of packing, facility solutions, print, and publishing products and services.

There is no arrangement or understanding between Mr. Flitman and any other person pursuant to which he was selected as an officer (other than the Flitman Employment Agreement, which is described below, and the Merger Agreement, which is described above). Mr. Flitman has no family relationships with any of our directors or executive officers, and Mr. Flitman is not party to a related party transaction reportable under Item 404(a) of Regulation S-K.

The Flitman Employment Agreement provides that Mr. Flitman will serve as an executive officer of the Corporation during the CEO Transition Period and will be appointed to serve as the President and Chief Executive Officer of the Corporation effective upon the expiration of the CEO Transition Period. The Flitman Employment Agreement provides for an annual base salary of $1,050,000 and eligibility to participate in the Corporation’s annual incentive program for executive officers, with a target bonus opportunity equal to 125% of his annual base salary and a maximum bonus opportunity equal to 200% of his annual base salary. Mr. Flitman’s annual bonus in respect of the year during which the Effective Time occurs will be prorated based on the number of days during such year in which Mr. Flitman is employed with the Corporation.

The Flitman Employment Agreement further provides that he will be eligible to receive annual equity grant awards under the applicable equity plan of the Corporation then in effect, the form and amount of which will be determined by the board of directors of the Corporation (or its compensation committee) in accordance with the terms of the applicable equity plan of the Corporation. On March 1, 2021 (or such other date as senior executives of the Corporation receive equity awards in respect of the year 2021, not later than March 31, 2021) (the “Ordinary 2021 Grant Date”), or, if the Effective Time occurs after the Ordinary 2021 Grant Date, as soon as practicable following the Effective Time, Mr. Flitman will receive an initial annual equity award grant in respect of the year 2021 with a grant date fair market value equal to $4,800,000, as determined by the board of directors of the Corporation (or its compensation committee) in a manner consistent with the Corporation’s ordinary practices (the “Initial Equity Grant”). The Initial Equity Grant will consist of 50% performance-based restricted stock units (“PRSUs”) and 50% time-vesting restricted stock units (“TRSUs”), in each case, subject to substantially the same terms and conditions as are applicable to the annual equity awards granted to other senior executives of the Corporation in respect of the year 2021. Mr. Flitman will not be entitled to receive an equity grant in respect of the year 2020.

The Flitman Agreement also provides that, on the Ordinary 2021 Grant Date or, if the Effective Time occurs after the Ordinary 2021 Grant Date, as soon as practicable following the Effective Time, Mr. Flitman will receive a one-time equity award grant of TRSUs with a grant date fair market value equal to $2,000,000, as determined by the board of directors of the Corporation (or its compensation committee) in a manner consistent with the Corporation’s ordinary practices (the “Sign-On TRSUs”). The Sign-On TRSUs will be subject to substantially the same terms and conditions as are applicable to the TRSUs granted pursuant to the Initial Equity Grant.

Mr. Flitman will be required to relocate his permanent residence to Dallas, Texas within twelve months following the Effective Time and will be entitled to receive relocation benefits in connection with such relocation.

The Flitman Employment Agreement provides that he will be entitled to receive the following severance payments and benefits upon a termination of employment without Cause or a resignation by Mr. Flitman for Good Reason (as each such term is defined in the Flitman Employment Agreement), subject to his execution and non-revocation of a release of claims: (i) if the termination date occurs within twelve months following the Effective Time, (x) the sum of Mr. Flitman’s base salary and target bonus, payable in equal installments according to the Corporation’s normal payroll practices over the period of twelve months following the termination date and (y) health benefit continuation for twelve months following the termination date; and (ii) if the termination date occurs after the first anniversary of the Effective Time, (x) 1.5 times the sum of Mr. Flitman’s base salary and target bonus, payable in equal installments according to the Corporation’s normal payroll practices over the period of eighteen months following the termination date and (y) health benefit continuation for eighteen months following the termination date.

Mr. Flitman will be subject to customary restrictive covenants, including non-competition, non-interference and non-solicitation covenants that apply during the period of his employment and for a period of (i) twelve months after the termination date if the termination date occurs within twelve months following the effective time or (ii) eighteen months after the termination date if the termination date occurs after the first anniversary of the effective time. If Mr. Flitman violates any restrictive covenants following his termination of employment, the Corporation may cease all severance payments and benefits that it may be providing to him, and Mr. Flitman will be required to reimburse the Corporation for any severance payments received from the Corporation.

The foregoing description of the terms of the Flitman Employment Agreement is a summary of certain of its terms only and is qualified in its entirety by the full text of the Flitman Employment Agreement filed as Exhibit 10.1 hereto and incorporated herein by reference into this item 5.02.

Cautionary Notice Regarding Forward-Looking Statements

This report, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of the Corporation and BMC. Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of the Corporation and BMC and on local, national and global economies, the growth strategies of the Corporation and BMC, fluctuations of commodity prices and prices of the products of the Corporation and BMC as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither the Corporation nor BMC may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between the Corporation and BMC include, but are not limited to: statements about the benefits of the proposed business combination between the Corporation and BMC, including future financial and operating results; the plans, objectives, expectations and intentions of the Corporation and BMC; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to the Corporation and BMC and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between the Corporation and BMC, these factors could include, but are not limited to: the risk that the Corporation and BMC may be unable to obtain governmental and regulatory approvals required for the business combination, or that required governmental and regulatory approvals may delay the business combination or result in the imposition of conditions that could reduce the anticipated benefits from the proposed business combination or cause the parties to abandon the proposed business combination; the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of the Corporation and BMC on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of the Corporation and BMC to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to the Corporation and BMC is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. Many of these risks and uncertainties are beyond the Corporation’s or BMC’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Furthermore, neither the Corporation nor BMC undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Nothing in this report is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of the Corporation or of the common stock of BMC for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of the Corporation or BMC, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning the Corporation, BMC, the proposed business combination, the combined company or other matters and attributable to the Corporation, BMC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, the Corporation intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus with respect to the shares of common stock to be issued by the Corporation in the business combination and a joint proxy statement for the Corporation’s and BMC’s respective stockholders (the “Joint Proxy Statement”). Each of the Corporation and BMC will send the Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This report is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that the Corporation or BMC may send to its stockholders in connection with the proposed business combination. This report is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BUILDERS AND BMC ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUILDERS, BMC, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of the Corporation and BMC will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about the Corporation and BMC once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. The Corporation and BMC make available free of charge at investors.bldr.com and ir.buildwithbmc.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

The Corporation, BMC, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Corporation and BMC in connection with the proposed business combination.

The identity of the Corporation’s directors and executive officers and their ownership of the common stock of the Corporation is set forth in the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials to be filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of the Corporation or BMC as described above.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed as part of this Current Report:

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated August 26, 2020, by and among Builders FirstSource, Inc., BMC Stock Holdings, Inc., and Boston Merger Sub I Inc.*

10.1	Amended and Restated Employment Agreement, dated as of August 26, 2020, between David E. Flitman, Builders FirstSource, Inc., and BMC Stock Holdings, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Pursuant to Item 601(b)(2) of Regulation S-K promulgated under the Securities Act, the registrant has omitted the schedules to Exhibit 2.1. A copy of such schedules will be furnished supplementally to the United States Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUILDERS FIRSTSOURCE, INC.

Dated: August 27, 2020	By:	/s/ Donald F. McAleenan
	Name:	Donald F. McAleenan
	Title:	Senior Vice President, General Counsel and Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BUILDERS FIRSTSOURCE, INC.,

BOSTON MERGER SUB I INC.,

and

BMC STOCK HOLDINGS, INC.

Dated as of August 26, 2020

		Page
Section 9.11	Publicity	93
Section 9.12	Expenses	93
Section 9.13	Construction	94
Section 9.14	Definitions	95

Exhibits

Exhibit A	Form of Parent Charter Amendment

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 26, 2020 (this “Agreement”), is made and entered into by and among Builders FirstSource, Inc., a Delaware corporation (“Parent”), Boston Merger Sub I Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and BMC Stock Holdings, Inc., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Section 9.14.

RECITALS:

WHEREAS, it is proposed that, on the terms and subject to the conditions hereof, Merger Sub merge with and into the Company, with the Company continuing as the Surviving Corporation; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and that this Agreement is, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g); and

WHEREAS, the Company Board unanimously has (a) approved and declared advisable this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (b) determined that the terms hereof, the Merger, and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Stockholders, (c) directed that this Agreement be submitted to the Company Stockholders for adoption, and (d) resolved to recommend to the Company Stockholders that they adopt this Agreement; and

WHEREAS, the Parent Board unanimously has (a) approved and declared advisable this Agreement and the consummation of the Merger, the Parent Stock Issuance, the Parent Charter Amendment and the other transactions contemplated hereby, (b) directed that the Parent Stock Issuance and the Parent Charter Amendment be submitted to the Parent Stockholders for approval and adoption, respectively, and (c) resolved to recommend that the Parent Stockholders approve the Parent Stock Issuance and adopt the Parent Charter Amendment; and

WHEREAS, the board of directors of Merger Sub unanimously has (a) approved and declared advisable this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (b) determined that the terms hereof, the Merger and the transactions contemplated hereby are in the best interests of the sole stockholder of Merger Sub, (c) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption, and (d) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, each as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements hereunder, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Closing. The consummation of the Merger (the “Closing”) shall take place via the electronic exchange of documents and signature pages, at 10:00 a.m., Eastern Time, on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions in Article VII by the Party entitled to the benefit of such condition (except for any condition that by its terms or nature is to be satisfied at the Closing, but subject to the satisfaction or waiver of any such condition at the Closing), or at such other time and date as may be mutually acceptable to and agreed by Parent and the Company. As used herein, “Closing Date” means the date on which the Closing occurs.

Section 1.2 The Merger.

(a) Surviving Corporation. On the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation (the “Merger”). By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and become a wholly owned Subsidiary of Parent.

(b) Effective Time. At the Closing, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger for the Merger (the “Certificate of Merger”), duly executed in accordance with, and in such form as required by, the DGCL. The Merger shall become effective at the time the filing of the Certificate of Merger with the Secretary of State of the State of Delaware becomes effective or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

(c) Effects of the Merger. The Merger shall have the effects set forth herein and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises, and be subject to all of the Liabilities, of the Company and Merger Sub. The effects of the Merger on the capital stock of the Company and Merger Sub shall be as set forth in Article III.

(d) Certificate of Incorporation and Bylaws. At the Effective Time, (i) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to be the same as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “BMC Stock Holdings, Inc.” and the applicable provisions thereof shall be consistent with the requirements of Section 6.9 and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time; and (ii) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to be the same as the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “BMC Stock Holdings, Inc.” and the applicable provisions thereof shall be consistent with the requirements of Section 6.9 and, as so amended and restated, shall be the bylaws of the Surviving Corporation from and after the Effective Time.

(e) Directors and Officers of the Surviving Corporation. From and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of Boston immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, to hold office in accordance with the Surviving Corporation’s Constituent Documents until the earliest to occur of their resignation, death, or removal in accordance with the Surviving Corporation’s Constituent Documents.

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1 Name and Trading Symbol. Parent’s name and NASDAQ ticker symbol will not be amended, revised, changed or otherwise affected in any respect as a result of the consummation of the Merger or the other transactions contemplated by this Agreement, and, for the avoidance of doubt, will continue as “Builders FirstSource, Inc.” and “BLDR,” respectively.

Section 2.2 Headquarters; Other Locations. From and after the Effective Time, the headquarters of Parent shall be the existing headquarters of Parent in Dallas, Texas. In addition, effective as of the Effective Time, Parent shall establish functional corporate centers of excellence in Raleigh, North Carolina and Denver, Colorado.

Section 2.3 Parent Board of Directors.

(a) At the Effective Time, the Parent Board shall consist of twelve (12) directors, of whom: (i) seven (7) directors shall be designated by Parent, which designees shall consist of Paul S. Levy and six (6) other members of the Parent Board as of immediately prior to the Effective Time as shall be designated in writing by Parent prior to the Effective Time (“Parent Designees”); and (ii) five (5) directors shall be designated by the Company, which designees shall consist of David E. Flitman and four (4) other members of the Company Board as of immediately prior to the Effective Time as shall be designated in writing by the Company prior to the Effective Time (the “Company Designees”). Each of the Company Designees (other than Mr. Flitman) shall meet the independence requirements of NASDAQ, including pursuant to NASDAQ Rule 5605(a)(2). Mr. Levy shall remain as the Chairman of the Parent Board following the Effective Time.

(b) Prior to the Effective Time, Parent shall take all actions necessary or appropriate to cause: (i) the size of the Parent Board to be increased to consist of twelve (12)

directors as of the Effective Time; (ii) the resignation of such number of directors serving on the Parent Board to become effective prior to the Effective Time (pursuant to written resignation letters, copies of which will be provided to the Company) such that, after giving effect to such resignations, the Parent Board shall consist of the seven (7) Parent Designees as of immediately prior to the Effective Time; (iii) the five (5) Company Designees to be appointed to the Parent Board as of the Effective Time to fill the vacancies caused by the increase in size of the Parent Board and resignations referred to in clauses (i) and (ii), respectively; and (iv) such seven (7) Parent Designees and such five (5) Company Designees to be appointed to serve in the classes of the Parent Board in a manner consistent with Section 2.3(c). Once so appointed to the Parent Board, each Company Designee shall serve on the Parent Board, in the class of directors as determined in accordance with Section 2.3(c), in accordance with the Parent Constituent Documents until the earliest to occur of such Company Designee’s resignation, death, or removal in accordance with the Parent Constituent Documents.

(c) The Company Designees shall be appointed to serve in one of the three (3) existing classes of the Parent Board, such that each such class shall consist of four (4) directors, consisting of: (i) in the class of directors designated as Class I, three (3) of the Parent Designees and one (1) of the Company Designees; (ii) in the class of directors designated as Class II, two (2) of the Parent Designees and two (2) of the Company Designees; and (iii) in the class of directors designated as Class III, two (2) of the Parent Designees and two (2) of the Company Designees. Prior to the Effective Time, the Company and Parent shall agree as to which of the Company Designees and the Parent Designees shall serve in each such class.

Section 2.4 Parent Executive Officers.

(a) From and after the Effective Time, M. Chad Crow shall continue to serve as the Chief Executive Officer of Parent for a period of ninety (90) days after the Closing Date (such period, the “CEO Transition Period”). Upon expiration of the CEO Transition Period, Parent shall take all actions necessary or appropriate to appoint, or cause the appointment of, David E. Flitman as the Chief Executive Officer of Parent, to serve in accordance with the Parent Constituent Documents until the earliest to occur of his resignation, death, or removal in accordance with the Parent Constituent Documents.

(b) From and after the Effective Time, Peter M. Jackson shall continue to serve as the Chief Financial Officer of Parent until the earliest to occur of his resignation, death, or removal in accordance with the Parent Constituent Documents.

Section 2.5 Parent Charter Amendment. Subject to the receipt of the Parent Stockholder Approval, Parent shall cause its Amended and Restated Certificate of Incorporation to be amended, effective immediately prior to the Effective Time, in the form of the amendment set forth on Exhibit A (the “Parent Charter Amendment”) and, in connection therewith, shall file the Parent Charter Amendment with the Secretary of State of the State of Delaware and take all actions necessary and appropriate to cause such Parent Charter Amendment to become effective immediately prior to the Effective Time.

Section 2.6 No Control. Notwithstanding any provision in this Article II, nothing in this Agreement shall, directly or indirectly, give any Party control over any other Party’s operations, business or decision-making prior to the Effective Time, and control over all such matters shall remain in the hands of the applicable Party, subject to the terms and conditions of this Agreement.

ARTICLE III

EFFECT ON CAPITAL STOCK OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock of the Company and Merger Sub.

(a) At the Effective Time, by virtue of the Merger and without any action by any Party or any other Person (including the Company Stockholders or the Parent Stockholders):

(i) each share of Company Common Stock owned of record or Beneficially Owned by Parent, Merger Sub, or the Company (including shares held as treasury stock or otherwise) immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be paid with respect thereto;

(ii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares of Company Common Stock to be canceled pursuant to Section 3.1(a)(i)) (each, a “Converted Share”) shall be (1) automatically canceled and shall cease to exist and (2) converted into the right to receive, subject to Section 3.3, 1.3125 (such ratio, as may be adjusted under Section 3.2, the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”); and

(iii) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) From and after the Effective Time, each holder of (x) a certificate that immediately prior to the Effective Time represented any share of Company Common Stock (each, a “Certificate”) or (y) any share of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, subject to compliance with Section 3.4, (ii) any cash in lieu of fractional shares under Section 3.3 and (iii) any dividends or other distributions payable under Section 3.4(d).

Section 3.2 Certain Adjustments. Notwithstanding anything herein to the contrary, if, from the date hereof until the earlier of (a) the Effective Time and (b) any termination of this Agreement in accordance with Article VIII, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or if a stock dividend on the outstanding shares of Parent Common Stock or Company Common Stock shall be declared with a record date within such period, then the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock (including Company Equity Awards) the same economic effect as contemplated by Section 3.1 and Section 3.6 prior to such event. Nothing in this Section 3.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.3 Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of any Converted Share into the right to receive the Merger Consideration under Section 3.1(a)(ii), and such fractional shares shall not entitle the holder thereof to (a) any whole or fractional share of Parent Common Stock, (b) vote any whole or fractional share of Parent Common Stock, or (c) any other rights of a holder of shares of Parent Common Stock. As promptly as reasonably practicable following the Effective Time, the Exchange Agent, acting as agent for the holders of Converted Shares that otherwise would be entitled to receive fractional shares of Parent Common Stock under Section 3.1(a)(ii), shall aggregate all fractional shares of Parent Common Stock that would otherwise have been required to be distributed under Section 3.1(a)(ii) and cause them to be sold on NASDAQ at then-prevailing prices in the manner provided in the immediately following sentence. The sale of such fractional shares of Parent Common Stock by the Exchange Agent, acting as agent for the holders of Converted Shares that otherwise would be entitled to receive fractional shares of Parent Common Stock under Section 3.1(a)(ii), pursuant to the foregoing sentence shall be executed in round lots to the extent practicable, and until the proceeds of sale or sales have been distributed to such holders, the Exchange Agent shall hold such proceeds in trust for such holders. Each holder of Converted Shares that otherwise would have been entitled to receive a fraction of a share of Parent Common Stock under Section 3.1(a)(ii) shall, in lieu thereof, be entitled to receive from the proceeds from such sales by the Exchange Agent, rounded to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds from such sales. As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Converted Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Converted Shares entitled to receive such cash.

Section 3.4 Exchange of Company Common Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agent agreement with the Company’s transfer agent or a financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”).

(b) (i) At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent the aggregate number of shares of Parent Common Stock into which Converted Shares are to be converted under Section 3.1(a)(ii), and (ii) after the Effective Time, on the appropriate payment date, if applicable, Parent shall deposit or cause to be deposited with the Exchange Agent an amount of cash equal to the amount of any dividends or other distributions payable under Section 3.4(d) on the shares of Parent Common Stock deposited under the foregoing clause (i) (such shares of Parent Common Stock and cash (if any) deposited with the Exchange Agent under the foregoing clauses (i) and (ii), the “Exchange Fund”). The Parties intend that the Exchange Agent shall deliver the Merger Consideration to the holders of Converted Shares out of the Exchange Fund pursuant to the exchange agent agreement contemplated by Section 3.4(a). Except as provided in Section 3.4(i), the Parties intend that the Exchange Fund shall not be used for any other purpose.

(c) Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable (and in no event more than ten (10) Business Days) after the Effective Time, to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration under Section 3.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu thereof under Section 3.4(h)) and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent (or affidavits of loss in lieu thereof under Section 3.4(h)), together with such letter of transmittal, duly executed, and such other documents as shall be required by such letter of transmittal or otherwise as reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall instruct the Exchange Agent to pay and deliver in exchange thereof as promptly as reasonably practicable, (A) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in exchange for the shares of Company Common Stock represented by such Certificate pursuant to Section 3.1(a)(ii) (after taking into account all other Certificates surrendered by such holder under this Section 3.4(c)(i)), (B) any dividends or other distributions payable pursuant to Section 3.4(d)(i), and (C) cash in lieu of fractional shares of Parent Common Stock payable under Section 3.3, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that has not been registered in the transfer records of the Company, delivery of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered only if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the delivery of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax was paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate hereunder.

(ii) Book-Entry Shares. Notwithstanding anything herein to the contrary, any holder of a Book-Entry Share that is a Converted Share shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares that are Converted Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall instruct the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, (A) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive for such Converted Shares pursuant to Section 3.1(a)(ii), (B) any dividends or distributions payable under Section 3.4(d)(ii), and (C) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3. No interest shall be paid or accrue on any cash payable in respect of any Book-Entry Shares.

(d) Distributions Related to Unexchanged Shares.

(i) No dividends or other distributions on shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder under Section 3.3, until the surrender of such Certificate (or affidavit of loss in lieu thereof under Section 3.4(h)) in accordance with this Article III. Subject to applicable Law, following a holder’s surrender of any such Certificate in accordance with this Article III, there shall be paid to such holder, without interest, (A) by the Exchange Agent, at the time of delivery to such holder of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(i), (1) the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with any dividend or other distribution with a record date after the Effective Time that was paid by Parent prior to such delivery of such Parent Common Stock by the Exchange Agent and (2) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3; and (B) by Parent, at the appropriate payment date, the aggregate amount of dividends or other distributions payable on the shares of Parent Common Stock delivered to such holder by the Exchange Agent under Section 3.4(c)(i) in connection with any dividend or other distribution with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(i) that has a payment date subsequent to the time of such delivery of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(i).

(ii) Subject to applicable Law, there shall be paid to the holder of each share of Parent Common Stock issued in exchange for Book-Entry Shares under this Article III, without interest, (A) by the Exchange Agent, at the time of delivery to such holder of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(ii), (1) the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with any dividend or other distribution with a record date after the Effective Time that was paid by Parent prior to such delivery of such Parent Common Stock by the Exchange Agent and (2) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3; and (B) by Parent, at the appropriate payment date, the aggregate amount of dividends or other distributions on the shares of Parent Common Stock delivered to such holder by the Exchange Agent under Section 3.4(c)(ii) in connection with any dividend or other distribution with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent under Section 3.4(c)(ii) that has a payment date subsequent to the time of such delivery of such Parent Common Stock by the Exchange Agent under Section 3.4(c)(ii).

(e) The Merger Consideration issued and paid pursuant to this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to Converted Shares of Company Common Stock (except for the right to receive dividends or other distributions, if any, pursuant to Section 3.4(d), subject to the right to receive cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3). After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III, subject to the terms and conditions hereof.

(f) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock nine (9) months after the Effective Time shall be delivered to Parent, upon demand, and any former holder of Company Common Stock who has not theretofore complied with this Article III shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions on shares of Parent Common Stock as contemplated by Section 3.4(d).

(g) None of Parent, Merger Sub, the Surviving Corporation, or the Exchange Agent shall be liable to any Person for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash (if any) from the Exchange Fund delivered to a public official under any applicable abandoned property, escheat, or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate has been lost, stolen, or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation related to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen, or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof under Section 3.4(d) had such lost, stolen, or destroyed Certificate been surrendered as provided in this Article III.

(i) The Exchange Agent shall invest the amount of cash (if any) included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article III. Any interest, gains, and other income resulting from such investments (net of any losses) shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains, and other income shall accrue to the benefit of holders of Company Common Stock; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements, or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available). If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash (if any) by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund an amount equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(j) Each of Parent, the Surviving Corporation, and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person under this Agreement such amounts as required to be deducted and withheld related to the making of such payment under applicable Law related to Taxes, including, in respect of Company RSUs and Company PSUs, through net share settlement. Any amount deducted or withheld pursuant to this Section 3.4(j) shall be treated as having been paid to the Person for which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required by applicable Law.

Section 3.5 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation determines that any actions are necessary or desirable to vest, perfect, or confirm of record or otherwise in the Surviving Corporation its right, title, or interest in, to or under any right, property, or asset of the Company or (if applicable) Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the agents of the Surviving Corporation shall be authorized to take all such actions as such agents (or any one of them) deem necessary or desirable to vest all right, title, or interest in, to and under such rights, properties, or assets in the Surviving Corporation or otherwise to carry out the purposes hereof.

Section 3.6 Stock-Based Awards.

(a) Company Stock Options.

(i) Except as otherwise provided in Section 3.6(a)(ii), as of the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time shall, without any further action on the part of the holder thereof, be assumed by Parent and become, as of the Effective Time, an option (each, an “Assumed Stock Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applicable to each such Company Stock Option as of immediately prior to the Effective Time, shares of Parent Common Stock, except that (A) the number of shares of Parent Common Stock subject to such Assumed Stock Option shall equal the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share, and (B) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Stock Option shall equal the quotient determined by dividing (x) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio, rounded up to the nearest whole cent; provided, however, that the exercise price and the number of shares of Parent Common Stock issuable upon exercise of such Assumed Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(ii) Notwithstanding anything to the contrary in Section 3.6(a)(i), as of the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time and held by any individual who is not, as of immediately prior to the Effective Time, an employee or other service provider of any of the Company Entities (each, a “Non-Employee Stock Option”) shall, without any further action on the part of the holder thereof, be canceled in exchange for the right to receive an amount in cash, without interest, equal to (A) the number of shares of Company Common Stock subject to such Non-Employee Stock Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (y) the Per Share Merger Consideration Value over (z) the exercise price per share of Company Common Stock at which such Non-Employee Stock Option was exercisable immediately prior to the Effective Time. Notwithstanding the foregoing, each Non-Employee Stock Option with an exercise price per share of Company Common Stock that is equal to or greater than the Per Share Merger Consideration Value shall be automatically canceled at the Effective Time, and no consideration shall be paid with respect thereto.

(b) Company RSUs. Except as may otherwise be agreed upon between Parent and a holder of Company RSUs, each Company RSU outstanding immediately prior to the Effective Time, whether or not then vested and without any action on the part of the holder thereof, shall vest as of immediately prior to the Effective Time, and no later than three (3) Business Days following the Effective Time, such vested Company RSUs shall settle in a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock otherwise issuable upon settlement of such Company RSUs multiplied by the Exchange Ratio and subject to any applicable Tax withholding; provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share.

(c) Company PSUs. Except as may otherwise be agreed upon between Parent and a holder of Company PSUs, each Company PSU outstanding immediately prior to the Effective Time, whether or not then vested, and without any action on the part of the holder thereof, shall vest as of immediately prior to the Effective Time at the target level of performance applicable to each such Company PSU, and no later than three (3) Business Days following the Effective Time, such vested Company PSUs shall settle in a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock otherwise issuable upon settlement of such Company PSUs multiplied by the Exchange Ratio and subject to any applicable Tax withholding; provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share.

(d) Company Actions. Prior to the Effective Time, the Company Board or a committee thereof with necessary authority shall take actions (including adopting resolutions) as may be necessary or desirable to approve, provide for or give effect to the transactions and adjustments contemplated by this Section 3.6 and to authorize and direct the Company’s officers and employees to take such actions as may be necessary or appropriate to give effect thereto, including seeking the consent of any other Person. Prior to any adoption of any such resolutions, the Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all such resolutions.

(e) Parent Actions. At the Effective Time, Parent shall assume the Company Stock Plans and shall be entitled to grant awards following the Effective Time, to the extent permissible under applicable Laws, using the shares authorized and available (or that may again become available) for issuance under the Company Stock Plans as of the Effective Time, subject to any limitations under applicable Law or any applicable securities exchange listing requirements, except that: (i) shares covered by such awards shall be shares of Parent Common Stock; (ii) all references in the Company Stock Plans to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the compensation committee of Parent’s board of directors shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of the Company Stock Plans; and (iv) the Company Stock Plans shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan(s). In addition, at the Effective Time, Parent shall assume all obligations of the Company under such Company Stock Plans with respect to each Assumed Stock Option, subject to the adjustments required pursuant to this Section 3.6, and the award agreements evidencing the grants of such Company Stock Options to be converted into Assumed Stock Options pursuant to this Section 3.6. Parent shall administer and honor all such Assumed Stock Options in accordance with the terms and conditions of the applicable Company Stock Plan and the applicable award agreements pursuant to which the Company Stock Options to be converted into Assumed Stock Options pursuant to this Section 3.6 were granted (subject to the adjustments required pursuant to this Section 3.6). As soon as reasonably practicable after the Effective Time (but in no event more than five (5) Business Days following the Closing Date), Parent shall file a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to such Assumed Stock Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Stock Options remain outstanding or in effect and such registration of interests therein or shares of Parent Common Stock issuable thereunder continues to be required.

(f) Section 409A. To the extent that any Company RSU or Company PSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, Parent shall, or shall cause the Surviving Corporation to, distribute any shares of Parent Common Stock issued in settlement of such Company RSU or Company PSU, as applicable, at the earliest time permitted under the terms of the applicable agreement, plan, or arrangement relating to such Company RSU or Company PSU, as applicable, that will not trigger a Tax or penalty under Section 409A of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in the Company Disclosure Schedule or as disclosed in the Company SEC Documents filed with or furnished to the SEC on or after January 1, 2019, but prior to the Business Day immediately preceding the date hereof (collectively, the “Pre-Signing Company Reports”), but only to the extent publicly available on EDGAR (excluding, in each case, any risk factor disclosure that is contained solely in any “Risk Factors” section of any such Pre-Signing Company Report or any disclosure in any “qualitative and quantitative disclosure about market risk” section, any “forward-looking statements” or similar disclaimer, or any other disclosure included in any such Pre-Signing Company Report that is predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization; Good Standing; Corporate Power; Company Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing, and in good standing in accordance with the Laws of the State of Delaware and has the requisite corporate power and authority to own or lease, as applicable, and operate its assets and to carry on its business as currently conducted. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, or operation of its assets makes such qualification or licensing necessary.

(b) The Company’s Constituent Documents that are in effect on the date hereof are available on EDGAR and are in full force and effect. No amendment to the Company’s Constituent Documents has been approved by the Company Board or Company Stockholders. The Company is not in violation of any of its Constituent Documents.

(c) The Company Subsidiaries listed in the Pre-Signing Company Reports include each Significant Subsidiary of the Company. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Entities, taken as a whole, each of the Company’s Significant Subsidiaries is, and, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each of the other Company Subsidiaries is, duly incorporated or formed, as applicable, and is validly existing and in good standing in accordance with the Laws of the jurisdiction of its incorporation, formation, or organization, as the case may be, and has the requisite corporate, limited liability company, or other power and authority, as the case may be, to own, lease, and operate its assets and to carry on its business as currently conducted. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

Section 4.2 Company Capitalization.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”).

(b) As of the close of business on August 25, 2020 (the “Capitalization Date”), there were (i) 67,077,556 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Preferred Stock issued or outstanding, (iii) 1,743,954 shares of Company Common Stock owned by the Company or any Company Subsidiary as treasury stock, (iv) 2,083,356 shares of Company Common Stock reserved for issuance under outstanding awards and rights under the Company Stock Plans, of which (1) 843,115 shares of Company Common Stock related to outstanding Company RSUs, (2) 880,571 shares of Company Common Stock related to outstanding Company PSUs (assuming achievement of the applicable performance metrics at the maximum level), and (3) 359,670 shares of Company Common Stock related to outstanding Company Stock Options, and (v) 4,163,472 shares of Company Common Stock reserved for issuance for future awards under the Company Stock Plans. Since the close of business on the Capitalization Date through the date hereof, the Company has not granted or issued any Company Equity Awards, and the Company has not issued (or authorized the issuance of) any shares of Company Capital Stock, except in satisfaction of the vesting, settlement, or exercise (as applicable) of (in each case, in accordance with their respective terms) any Company Equity Awards, in each case, that were outstanding as of the close of business on the Capitalization Date (such shares of Company Common Stock, together with the outstanding Equity Securities of the Company described by the foregoing clauses (i)–(v) of the foregoing sentence, the “Outstanding Company Equity Securities”). All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or other anti-dilutive rights. Except for (A) the Outstanding Company Equity Securities and (B) Equity Securities of the Company issued on or after the date hereof to the extent permitted by Section 6.1(b)(ii), no Equity Securities in the Company are issued, reserved for issuance, or outstanding. As of the date hereof, there are no accrued or declared, and unpaid, dividends or dividend equivalents on any shares of Company Capital Stock.

(c) Except for acquisitions, or deemed acquisitions, of Company Common Stock in connection with (i) required Tax withholding in connection with the exercise, vesting, and settlement, as applicable, of Company Equity Awards and (ii) forfeitures of Company Equity Awards, no Company Entity has any obligation to repurchase, redeem, or otherwise acquire any Equity Securities of any Company Entity.

(d) There is no Indebtedness of any Company Entity providing any holder thereof with the right to vote (or that is convertible into, or exchangeable for, Equity Securities providing the holder thereof with the right to vote) on any matters on which Company Stockholders or any holder of Equity Securities of any Company Entity may vote. There are no stockholder agreements, voting trusts, or other Contracts to which any Company Entity is a party or, to the Company’s Knowledge, among any stockholders of the Company or any Company Subsidiaries related to the voting, registration, redemption, repurchase, or disposition of, or that restrict the transfer of, grant preemptive rights with respect to any Equity Securities of any Company Entity, or grant board (or other governing body) designation rights with respect to any Company Entity.

(e) The Company owns of record or Beneficially Owns all of the outstanding Equity Securities in each Company Subsidiary, and all of the outstanding Equity Securities in each Company Subsidiary are owned of record by a Company Entity, in each case, free and clear of any Lien thereon (other than (i) Liens under the Existing Company Credit Facility that will be removed at or before the Closing, (ii) Liens under the Existing Company Indenture, and (iii) any restrictions on transfer imposed by federal and state securities Laws). All outstanding Equity Securities in the Company Subsidiaries have been duly authorized and validly issued and are fully paid, non-assessable, and free of preemptive rights, subscription rights, rights of first refusal or offer, or other similar rights. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, puts, rights, commitments or agreements of any character requiring the purchase, sale, or issuance of any Equity Securities of such Company Subsidiary. Except for the outstanding Equity Securities of the Company Subsidiaries, no Company Entity owns of record or Beneficially Owns any Equity Securities of any Person (other than another Company Subsidiary). No Company Entity is obligated to form, provide funds to, or make any loan, capital contribution, guarantee, credit enhancement, or other investment in any Person.

(f) Section 4.2(f) of the Company Disclosure Schedule lists all outstanding Company Equity Awards as of the close of business on the Capitalization Date, including (i) the identity of the holder thereof, (ii) the type of award and number of shares of Company Common Stock related thereto (and, if applicable, assuming achievement of the applicable performance metrics at the target level), (iii) the date of grant, and (iv) with respect to each Company Stock Option, the per-share exercise price and expiration date thereof.

Section 4.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes; No Rights Plan.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and comply with its covenants and agreements hereunder, and, subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock that are entitled to vote thereon at the Company Stockholders Meeting (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger. The Company’s execution and delivery of this Agreement, performance of its obligations hereunder and compliance with its covenants and agreements hereunder, and, subject to, with respect to the Merger, obtaining Company Stockholder Approval, the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the Company’s part. The Company has duly executed and delivered this Agreement and, assuming Parent’s and Merger Sub’s respective due authorization, execution, and delivery hereof, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights or by general equitable principles (regardless of whether enforcement is sought in a proceeding of law or in equity) (the “Bankruptcy and Equitable Exceptions”). The Company Stockholder Approval is the only approval of holders of any shares of Company Capital Stock or any Equity Securities of any Company Entity necessary to adopt this Agreement and to consummate the Merger and the other transactions contemplated hereby.

(b) At a meeting duly called and held, the Company Board unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (ii) determining that the terms hereof, the Merger, and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Stockholders, (iii) directing that this Agreement be submitted to the Company Stockholders for adoption, and (iv) resolving to recommend to the Company Stockholders that they adopt this Agreement (the “Company Recommendation”). Subject to Section 6.4(e), the Company Board has not rescinded, modified, or withdrawn such resolutions in any way. Such resolutions are sufficient to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby, the restrictions set forth in Article Nine of the Company’s Amended and Restated Certificate of Incorporation, to the extent such restrictions would otherwise be applicable to this Agreement, the Merger, or the other transactions contemplated hereby. The Company is not a party to any stockholder rights plan, “poison pill,” antitakeover plan, or other similar agreement or device that would be applicable to the Merger.

(c) No restrictions on business combinations in any “business combination,” “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Laws, including Section 203 of the DGCL (collectively, “Takeover Laws”), are applicable to the Merger or the other transactions contemplated hereby.

Section 4.4 No Conflicts; Consents and Approvals.

(a) The Company’s execution and delivery hereof does not, the Company’s performance of its obligations and compliance with its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby, including the Merger, shall not, subject to obtaining the Company Stockholder Approval and the Parent Stockholder Approval, (i) conflict with or violate the Constituent Documents of the Company or any of the Company’s Significant Subsidiaries; (ii) subject further to making the Filings with and obtaining the Consents from the Governmental Authorities contemplated by Section 4.4(b), violate any applicable Law material to the Company Entities; or (iii) breach, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, cancellation, or amendment of or a right of termination, cancellation, or amendment under, accelerate the performance required by, require any Consent under, or result in the creation of any Lien on any of the respective properties or assets of a Company Entity under, any Company Material Contract or Company Real Property Lease to which any Company Entity is a party or by which any asset of a Company Entity is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company’s execution and delivery hereof does not, the Company’s performance of its obligations and compliance with its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby shall not, require any Company Entity to make any registration, declaration, notice, report, submission, application or other filing (each, a “Filing”) with or to, or to obtain any consent, approval, waiver, license, permit, franchise, or authorization (each, a “Consent”) of, any Governmental Authority, except for the following:

(i) the filing with the SEC of the Joint Proxy Statement in preliminary and definitive form;

(ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(iii) the Filings required by the Exchange Act, the Securities Act, the rules and regulations of NASDAQ or state securities or “blue-sky” Laws;

(iv) the HSR Clearance and the Filings required by the HSR Act for the transactions contemplated hereby; and

(v) any other Filing with or to, or other Consent of, any Governmental Authority, the failure of which to make or obtain would not be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 SEC Documents; Financial Statements; Related-Party Transactions.

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by the Company with the SEC since December 31, 2017 (collectively, together with any documents filed with or furnished to the SEC during such period by the Company to the SEC on a voluntary basis and excluding the Joint Proxy Statement, the “Company SEC Documents”). As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each Company SEC Document complied when filed or furnished (or, if applicable, when amended) in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of the Company SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is, or has at any time since December 31, 2017, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.

(b) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) and all reports issued by the Company’s accountants with respect thereto (the “Company SEC Financial Statements”) (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act), and (ii) present fairly, in all material respects, the Company Entities’ consolidated financial position as at the respective dates thereof and the Company Entities’ consolidated results of operations and, where included, consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, (1) as may be permitted by Form 10-Q and Regulation S-X under the Securities Act and (2) normal year-end adjustments (none of which is material to the Companies Entities, taken as a whole)). Except as required by GAAP and disclosed in the Company SEC Documents, between December 31, 2019 and the date hereof, the Company has not made or adopted any material change in its accounting methods, practices or policies.

(c) The Company is, and since December 31, 2017 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) The Company has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is sufficient to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the Company SEC Documents is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions about required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC’s staff related to any Company SEC Documents.

(e) No Company Entity is a party to any Contract or transaction with (i) any Affiliate (except for any Company Entity), or any director, manager or officer, of any Company Entity, or (ii) any Affiliate of, or any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act) of, any such Affiliate, director, manager or officer, in each case, that is required to be disclosed by the Company under Item 404 of Regulation S-K under the Exchange Act.

(f) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the Form S-4, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading or (ii) the Joint Proxy Statement, at the date it or any amendment or supplement is mailed to the Parent Stockholders or the Company Stockholders and at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading; provided that the Company does not make any representation or warranty with respect to any such information to the extent it expressly relates to any other Party or such other Party’s controlled Affiliates or any of its Representatives.

Section 4.6 No Undisclosed Liabilities; Absence of Certain Changes or Events.

(a) No Company Entity has any material liabilities, Indebtedness, commitments or obligations of any nature, whether accrued, absolute, contingent, or otherwise, known or unknown, due or to become due (“Liabilities”), that would be required to be reflected or reserved against in the Company’s consolidated audited balance sheet by GAAP or the notes thereto, except (i) those Liabilities specifically reflected and adequately reserved against in the Company Interim Balance Sheet, (ii) those Liabilities incurred in connection with the negotiation of this Agreement or in connection with the transactions contemplated hereby, including the Merger, and (iii) those Liabilities (other than any Liability for any breach of Contract or violation of Law or that arises out of any Action or that is an environmental Liability or clean-up obligation) incurred in the ordinary course of business consistent with past practice, since the Company Interim Balance Sheet Date.

(b) No Company Entity is a party to, or has any commitment to become a party to, any material off-balance sheet joint venture, partnership, or similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among any Company Entity, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand), or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(c) Since June 30, 2020, through the date hereof, (i) except for the Company’s negotiation of, and entry into, this Agreement and any COVID-19 Responses, the Company Entities have conducted their businesses in all material respects in the ordinary course of business, consistent with past practice, and (ii) neither a Company Material Adverse Effect has occurred, nor has any event, change, effect, development, condition, circumstance, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect has occurred.

Section 4.7 Actions. There are no Actions pending or, to the Company’s Knowledge, threatened against any Company Entity or any officer, director, employee, or agent thereof, in his or its capacity as such, that, if adversely determined, would reasonably be expected to result in a Company Material Adverse Effect. None of the Company Entities, or any of their respective officers, directors, employees, or agents in their respective capacity as such, are subject to any outstanding Order that is material to the conduct of the businesses of the Company Entities.

Section 4.8 Compliance with Laws; Permits.

(a) Since December 31, 2017, (i) the businesses of the Company Entities have been conducted in compliance in all material respects with all applicable Laws that are material to the conduct of the businesses of the Company Entities and (ii) no Company Entity has received any written notice alleging that any Company Entity has violated any applicable Law that is material to the conduct of the businesses of the Company Entities.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity holds and is in compliance with all material Permits required for the ownership and use of its assets and the lawful conduct of its business as currently conducted, and all such Permits are valid, subsisting, and in full force and effect.

(c) Since December 31, 2017, with respect to the operation of their respective businesses, neither the Company nor any of its Subsidiaries has given, offered, or agreed to offer anything of value, directly or indirectly, to: (i) any employees, officers, or directors, or any customers of a company, as applicable, (ii) any foreign or domestic governmental official, political party, or candidate for government office or any of its employees or representatives, or (iii) any person, while knowing that all or a portion of such thing of value will be offered, given, or promised, directly or indirectly, to a foreign or domestic governmental official, political party, or candidate for government office or any of its employees or representatives in any manner that would result in the violation by the Company or any of its Subsidiaries of any anti-bribery Law, including the Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

Section 4.9 Employee Benefit Plans; ERISA.

(a) The Company has provided to Parent correct and complete copies as of the date hereof of all of the material Company Benefit Plans and multiple employer plans, as described in Section 413(c) of the Code, which the Company Entities or any of their respective ERISA Affiliates maintains, sponsors, participates in, or contributes to (or is obligated to maintain, sponsor, participate in, or contribute to). With respect to each material Company Benefit Plan, prior to the date hereof, the Company has made available to Parent correct and complete copies or forms of the following, as applicable: (i) written summaries of the material terms of any such Company Benefit Plan not in writing; (ii) all related trust agreements, insurance contracts or other funding vehicles; (iii) the most recent annual report (Form 5500) filed with the Department of Labor and most recent actuarial report and financial statement; (iv) the most recent determination or opinion letter from the Internal Revenue Service; and (v) to the extent required by applicable Law, the most recent summary plan description and any summaries of material modification.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and to the Company’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Company Benefit Plan or related trust. Each Company Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects with its terms and with ERISA, the Code, and other applicable Laws, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(c) During the previous six (6) years, none of the Company Entities nor any of their respective ERISA Affiliates have maintained, sponsored, participated in, or contributed to (or been obligated to maintain, sponsor, participate in, or contribute to), (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) a multiple employer plan as described in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. The Company Entities do not have any Liability or obligation with respect to any “multiemployer plan” as defined in Section 3(37) of ERISA, other than Liabilities that, in the aggregate for all Company Entities, do not exceed $20,000,000. No Company Entity has any Liability or obligation with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d) None of the Company Entities, any Company Benefit Plan or, to the Company’s Knowledge, any trustee, administrator or other third-party fiduciary or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to any Tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(e) No material Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any Company Entity who reside or work outside of the United States on behalf of any Company Entity.

(f) There are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to the Company’s Knowledge, threatened related to any Company Benefit Plan, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no Company Entity has any obligation to provide such benefits other than any payment or reimbursement of COBRA premiums as part of a severance benefit.

(h) None of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Merger could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or natural person service provider of the Company Entities to severance pay or any material increase in severance pay, (ii) except as provided in Section 3.6, accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, director, officer or natural person service provider, (iii) directly or indirectly require the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Company Benefit Plan on or following the Effective Time, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. No Company Entity has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, officer or natural person service provider of the Company Entities for any Tax incurred by such individual under Section 409A or 4999 of the Code.

Section 4.10 Labor Matters.

(a) No Company Entity is a party to, or bound by, any Collective Bargaining Agreement, and, to the Company’s Knowledge, no employee of any Company Entity is represented by a labor union, labor organization, or other employee representative body with respect to such employee’s employment with any Company Entity.

(b) Each Company Entity has satisfied any legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union or labor organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c) To the Company’s Knowledge, (i) there is no pending material activity or proceeding of any labor union, labor organization, or other employee representative body to organize any employees of any Company Entity; and (ii) since December 31, 2017, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(d) There is no pending or, to the Company’s Knowledge, any threatened material labor dispute, unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against any Company Entity that would reasonably be expected to result in a Company Material Adverse Effect.

(e) Since December 31, 2017, (i) no allegations of sexual harassment, other sexual misconduct, or race discrimination have been made against any individual serving any Company Entity as an Area Manager or in a more senior position; (ii) there are no Actions pending or, to the Company’s Knowledge, threatened related to allegations of sexual harassment, other sexual misconduct, or race discrimination by any individual serving any Company Entity as an Area Manager or in a more senior position; and (iii) no Company Entity has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct, or race discrimination by any individual serving any Company Entity as an Area Manager or in a more senior position that, in each case of clause (i) through clause (iii), has resulted or, if adversely determined, would reasonably be expected to result, in material liability to the Company Entities, taken as a whole.

(f) Since December 31, 2017, each Company Entity has been in material compliance with the WARN Act and has incurred no material liabilities or other obligations thereunder. No Company Entity has taken any action that would reasonably be expected to cause Parent or any of its Subsidiaries to have any material liability or other obligations following the Closing Date under the WARN Act.

Section 4.11 Environmental Matters.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity is, and, except for unresolved matters, has been since December 31, 2017, in compliance with all applicable Environmental Laws, and, since December 31, 2017, no Company Entity has received any written notice alleging that any Company Entity is not in compliance with, or has violated, any applicable Environmental Law. There are no Environmental Claims pending or, to the Company’s Knowledge, threatened against any Company Entity that, if adversely determined, would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Entity (a) holds all Environmental Permits necessary for the conduct of its business and the use of its assets as currently conducted and (b) is in compliance with such Environmental Permits and (ii) all such Environmental Permits are valid, subsisting, and in full force and effect.

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2017, no Company Entity has received any written notice of alleged, actual or potential responsibility for, or any Action related to, any Release or threatened Release of Hazardous Materials and, to the Company’s Knowledge, there are no facts, conditions or circumstances that would be reasonably expected to give rise to such notice. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s Knowledge, there is no property to which any Company Entity has transported or arranged for the transport of Hazardous Materials that would reasonably be expected to become the subject of an environmental-related Action against any Company Entity.

(d) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no Company Entity has assumed, by Contract, operation of law or otherwise, any Liabilities imposed on any Person other than a Company Entity pursuant to any applicable Environmental Law.

Section 4.12 Title to Assets; Real Property.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity owns, and has good and valid title to, all tangible assets reflected on the most recent balance sheet included in the Company SEC Financial Statements (the “Company Interim Balance Sheet”), except for tangible assets sold, used or disposed of in the ordinary course of business since the date of such balance sheet (the “Company Interim Balance Sheet Date”), free and clear of any Lien thereon (except for any Permitted Lien).

(b) The applicable Company Entity has valid fee simple title to all material real property owned by such Company Entity (the “Company Owned Real Property”), in each case, free and clear of any Liens thereon (except for any Permitted Lien). No Company Entity has leased, licensed, or otherwise granted to any Person the right to use or occupy any Company Owned Real Property or any portion thereof, which lease, license, or grant is currently in effect or collaterally assigned and materially impairs the use of such Company Owned Real Property by such Company Entity. There are no outstanding agreements, options, rights of first offer or rights of first refusal on the part of any party to purchase any Company Owned Real Property.

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Entity that is either the tenant, subtenant, licensee or sublicensee, as applicable, named under each Company Real Property Lease for the use or occupancy of Company Leased Real Property has a good, valid, subsisting and enforceable leasehold interest in such Company Leased Real Property, in each case, free and clear of any Liens thereon (except for any Permitted Lien), (ii) each Company Real Property Lease is in full force and effect and is a valid and binding obligation on the applicable Company Entity that is a party thereto and, to the Company’s Knowledge, each other party thereto, and (iii) except as would not materially adversely affect the use or operation of such Company Leased Real Property in the manner it is presently used by the applicable Company Entity: (A) no Company Entity has received any written notice that any Company Entity is in material breach or default under a Company Real Property Lease to which such Company Entity is a party and, to the Company’s Knowledge, no other party to any Company Real Property Lease is in material breach or default thereunder; (B) no Company Entity has received any written notice that any event has occurred that with or without the lapse of time or the giving of notice or both would constitute a material breach or default under any Company Real Property Lease by the applicable Company Entity or, to the Company’s Knowledge, any other party to such Company Real Property Lease; and (C) no Company Entity has received written notice that any counterparty to any Company Real Property Lease intends to terminate such Company Real Property Lease.

Section 4.13 Taxes.

(a) Each Company Entity has timely filed all material Tax Returns required to be filed by it (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were complete and correct in all material respects, and the Company Entities have paid all material Taxes, whether or not shown to be due on such Tax Returns, or have established an adequate reserve therefor in accordance with GAAP.

(b) There are no audits, examinations or other proceedings pending or, to the Company’s Knowledge, threatened with regard to any material Taxes of any Company Entity. There are no Liens for a material amount of Taxes upon any property or assets of the Company Entities, except for Permitted Liens.

(c) No Company Entity (i) is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is any Company Entity), (ii) is party to any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, in each case with any third party (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes, or any agreement solely between or among the Company Entities) or (iii) has any Liability for Taxes of any Person (other than the Company Entities) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of applicable state, local or foreign Law or as a transferee or successor.

(d) No Company Entity has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e) Since December 31, 2017, no Company Entity has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(f) No Company Entity has taken or agreed to take any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 4.14 Company Material Contracts.

(a) For purposes hereof, “Company Material Contract” means any of the following Contracts (but, for the avoidance of doubt, excluding any Company Real Property Lease and this Agreement) to which any Company Entity is a party or by which any Company Entity is bound or pursuant to which any Company Entity is operating, purchasing or selling goods, or providing services:

(i) each Contract required to be filed by the Company under Item 601(b)(10) of Regulation S-K under the Exchange Act (except for a Company Benefit Plan);

(ii) each Contract with a customer under which aggregate payments made to the Company Entities during 2019 exceeded $25,000,000;

(iii) each Contract with a supplier under which aggregate payments made by the Company Entities during 2019 exceeded $25,000,000;

(iv) each Contract that relates to the acquisition or disposition by any Company Entity of any business, Equity Securities, assets, or real property other than in the ordinary course of business (whether by merger, sale of Equity Securities, sale of assets, or otherwise) since December 31, 2017, in each case that (A) involves the payment of consideration in amounts in excess of $50,000,000 and (B) contains any material ongoing obligations of any Company Entity;

(v) each Contract that by its terms either (A) limits the ability of any Company Entity from engaging or competing in any material respect in any line of business or in any geographic area or from competing with any Person, or (B) upon consummation of the Merger, would purport to limit the ability of Parent or any of its Subsidiaries from engaging or competing in any material respect in any line of business or in any geographic area or from competing with any Person;

(vi) each Contract that contains material provisions for (A) any most favored nations treatment or equivalent preferential terms or (B) exclusivity requirements or similar obligations to which any Company Entity is a party or by which a Company Entity is bound;

(vii) any Contract relating to a partnership, joint venture, profit-sharing or similar arrangement that requires a Company Entity to invest or make contributions or loans, or any similar payments, in excess of $10,000,000 in any twelve-month period;

(viii) each Contract prohibiting, limiting or otherwise restricting the ability of any Company Entity to pay dividends or make distributions with respect to any of its Equity Securities;

(ix) each Contract pursuant to which any Company Entity has (A) incurred Indebtedness or (B) loaned money or otherwise extended credit to any Person, in each case of clause (A) and clause (B), other than to any wholly owned Company Subsidiary, in each case, in an amount in excess of $10,000,000, except for (1) sales on credit to customers of a Company Entity arising in the ordinary course of business, (2) purchases made on credit provided by suppliers of a Company Entity arising in the ordinary course of business, or (3) advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice;

(x) each Contract under which any Company Entity (A) acquires, uses or has the right to use or register any Intellectual Property owned by a Person other than a Company Entity that is material to the business of the Company Entities (excluding (1) generally commercially available software and (2) agreements entered into with employees and independent contractors of the Company Entities and other non-exclusive licenses in the ordinary course of business consistent with past practice); (B) transfers, licenses, or otherwise grants the right to use, register, or acquire any material Intellectual Property owned by any Company Entity to any Person other than a Company Entity (except for non-exclusive licenses entered into in the ordinary course of business consistent with past practice); or (C) is restricted in any material respect from using, registering, or asserting any Intellectual Property material to the business of the Company Entities;

(xi) each Contract between the Company and any current or former officer, director, or Person that Beneficially Owns more than five percent (5%) of the Equity Securities of the Company (other than any Company Benefit Plan); and

(xii) the Restructuring and Investment Agreement.

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is in full force and effect and is valid and binding on each Company Entity party thereto and, to the Company’s Knowledge, each other party thereto, and (ii) neither any Company Entity nor, to the Company’s Knowledge, any other party thereto, is in breach or default under any Company Material Contract and no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach or a default by any Company Entity or, to the Company’s Knowledge, any other party under any Company Material Contract. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2017, (1) no Company Entity has received written notice of any actual or alleged breach by any Company Entity of any Company Material Contract and (2) no Company Entity has received any written notice of the intention of any party to a Company Material Contract to cancel, terminate, materially change the scope of rights under, or fail to renew any Company Material Contract.

Section 4.15 Intellectual Property. The Company Entities own, free and clear of all Liens (except Permitted Liens), or otherwise have the right to use, all items of Intellectual Property necessary for their operations, as currently conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The conduct of the Company’s and its Subsidiaries’ businesses, as currently conducted, does not infringe, misappropriate, dilute, or otherwise violate any of the Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions, or other violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No claims are pending or, to the Company’s Knowledge, threatened in writing adversely affecting the Intellectual Property rights of the Company, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of the Company or any of its Subsidiaries, except for infringements, misappropriations, dilutions, or other violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.16 Insurance.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) all Company Policies are in full force and effect and no Company Entity is in breach of or default under any Company Policy and no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach of or a default under any Company Policy;

(ii) since December 31, 2017, each Company Entity has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any Company Material Contract or Company Real Property Lease and as are customary in the industry in which such Company Entity operates; and

(iii) since December 31, 2017, no Company Entity has received any written communication notifying it of any (1) cancellation or invalidation of any Company Policy or (2) notice of default under any Company Policy.

(b) For purposes hereof, “Company Policy” means any insurance policy naming any Company Entity or any director, officer, or employee thereof as an insured or beneficiary or as a loss payable payee for which any Company Entity is obligated to pay all or part of the premiums as of the date hereof.

Section 4.17 Broker’s Fees. Except for the Company Financial Advisor, the fees and expenses of which shall be paid by the Company under the Company’s engagement letter therewith, no Company Entity or any of its Affiliates, officers or directors has engaged or otherwise agreed to compensate any financial advisor, broker, or finder or incurred any Liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any transaction contemplated hereby.

Section 4.18 Opinion of Company Financial Advisor. The Company Board has received the opinion of Moelis & Company LLC (the “Company Financial Advisor”) that, as of the date of such opinion and subject to the assumptions, factors, and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Converted Shares and, as of the date of this Agreement, such opinion has not been modified or withdrawn.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as expressly set forth in the Parent Disclosure Schedule or as disclosed in the Parent SEC Documents filed with or furnished to the SEC on or after January 1, 2019, but prior to the Business Day immediately preceding the date hereof (collectively, the “Pre-Signing Parent Reports”), but only to the extent publicly available on EDGAR (excluding, in each case, any risk factor disclosure that is contained solely in any “Risk Factors” section of any such Pre-Signing Parent Report or any disclosure in any “qualitative and quantitative disclosure about market risk” section, any “forward-looking statements” or similar disclaimer or any other disclosure included in any such Pre-Signing Parent Report that is predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 5.1 Organization; Good Standing; Corporate Power; Parent Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing, and in good standing in accordance with the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to own or lease, as applicable, and operate its assets and to carry on its business as currently conducted. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, or operation of its assets makes such qualification or licensing necessary.

(b) The Parent Constituent Documents that are in effect on the date hereof are available on EDGAR and are in full force and effect. Except for the Parent Charter Amendment, no amendment to the Parent Constituent Documents has been approved by the Parent Board or Parent Stockholders. Parent is not in violation of any of its Constituent Documents.

(c) The Parent Subsidiaries listed in the Pre-Signing Parent Reports include each Significant Subsidiary of Parent. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent Entities, taken as a whole, each of Parent’s Significant Subsidiaries is, and, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each of the other Parent Subsidiaries is, duly incorporated or formed, as applicable, and is validly existing and in good standing in accordance with the Laws of the jurisdiction of its incorporation, formation, or organization, as the case may be, and has the requisite corporate, limited liability company, or other power and authority, as the case may be, to own, lease, and operate its assets and to carry on its business as currently conducted. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

Section 5.2 Parent and Merger Sub Capitalization; Operations of Merger Sub; Ownership of Company Common Stock.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share. Parent owns all of the issued and outstanding shares of common stock, par value $0.01 per share, of Merger Sub, free and clear of any Lien thereon (other than restrictions on transfer imposed by federal and state securities Laws).

(b) As of the close of business on the Capitalization Date, there were (i) 116,722,665 shares of Parent Common Stock issued and outstanding (including no shares of Parent Common Stock related to Parent RSUs), (ii) no shares of Parent Preferred Stock issued or outstanding, (iii) no shares of Parent Common Stock owned by Parent or any of its Subsidiaries as treasury stock, (iv) 3,390,704 shares of Parent Common Stock reserved for issuance under outstanding awards and rights under the Parent Stock Plans, of which (1) 287,415 shares of Parent Common Stock related to outstanding Parent Stock Options, (2) 1,706,661 shares of Parent Common Stock related to outstanding Parent PSUs (assuming achievement of the applicable performance metrics at the maximum level), and (3) 1,404,628 shares of Parent Common Stock related to outstanding Parent RSUs and (v) 2,647,187 shares of Parent Common Stock reserved for issuance for future awards under the Parent Stock Plan. Since the close of business on the Capitalization Date through the date hereof, Parent has not granted or issued any Parent Equity Awards, and Parent has not issued (or authorized the issuance of) any shares of

Parent Capital Stock, except in satisfaction of the vesting, settlement, or exercise (as applicable) of (in each case, in accordance with their respective terms) any Parent Equity Awards, in each case, that were outstanding as of the close of business on the Capitalization Date (such shares of Parent Common Stock, together with the outstanding Equity Securities of Parent described by the foregoing clauses (i)–(v) of the foregoing sentence, the “Outstanding Parent Equity Securities”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or other anti-dilutive rights. Except for (A) the Outstanding Parent Equity Securities and (B) Equity Securities of Parent issued on or after the date hereof to the extent permitted by Section 6.2(b)(ii), no Equity Securities in Parent are issued, reserved for issuance, or outstanding. As of the date hereof, there are no accrued or declared, and unpaid, dividends or dividend equivalents on any shares of Parent Capital Stock.

(c) Except for acquisitions, or deemed acquisitions, of Parent Common Stock in connection with (i) required Tax withholding in connection with the exercise, vesting and settlement, as applicable, of Parent Equity Awards and (ii) forfeitures of Parent Equity Awards, no Parent Entity has any obligation to repurchase, redeem or otherwise acquire any Equity Securities of any Parent Entity.

(d) There is no Indebtedness of any Parent Entity providing any holder thereof with the right to vote (or that is convertible into, or exchangeable for, Equity Securities providing the holder thereof with the right to vote) on any matters on which Parent Stockholders or any holder of Equity Securities of any Parent Entity may vote. There are no stockholder agreements, voting trusts, or other Contracts to which any Parent Entity is a party or, to Parent’s Knowledge, among any stockholders of Parent or any Parent Subsidiaries related to the voting, registration, redemption, repurchase, or disposition of, or that restrict the transfer of, grant preemptive rights with respect to any Equity Securities of any Parent Entity, or grant board (or other governing body) designation rights with respect to any Parent Entity.

(e) Parent owns of record or Beneficially Owns all of the outstanding Equity Securities in each Parent Subsidiary, and all of the outstanding Equity Securities in each Parent Subsidiary are owned of record by a Parent Entity, in each case, free and clear of any Lien thereon (other than (i) Liens under the Parent Credit Facility and Parent Indentures and (ii) any restrictions on transfer imposed by federal and state securities Laws). All outstanding Equity Securities in the Parent Subsidiaries have been duly authorized and validly issued and are fully paid, non-assessable, and free of preemptive rights, subscription rights, rights of first refusal or offer, or other similar rights. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, puts, rights, commitments or agreements of any character requiring the purchase, sale, or issuance of any Equity Securities of such Parent Subsidiary. Except for the outstanding Equity Securities of the Parent Subsidiaries, no Parent Entity owns of record or Beneficially Owns any Equity Securities of any Person (other than another Parent Subsidiary). No Parent Entity is obligated to form, provide funds to, or make any loan, capital contribution, guarantee, credit enhancement, or other investment in any Person.

(f) Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than in connection with this Agreement and the transactions contemplated hereby.

(g) None of Parent, Merger Sub, or any of their respective Subsidiaries Beneficially Owns any Equity Securities of the Company, or holds any rights to acquire or vote any Equity Securities of the Company (other than pursuant to this Agreement).

Section 5.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes; No Rights Plan.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and comply with its covenants and agreements hereunder, and, subject to (i) obtaining Parent Stockholder Approval with respect to the Parent Stock Issuance and the Parent Charter Amendment, (ii) Parent’s adoption of this Agreement, in its capacity as the sole stockholder of Merger Sub, and (iii) filing of the Parent Charter Amendment with the Secretary of State of the State of Delaware, to consummate the transactions contemplated hereby, including the Parent Stock Issuance, the Merger, and the Parent Charter Amendment, respectively. Each of Parent’s and Merger Sub’s execution and delivery of this Agreement, performance of its obligations hereunder and compliance with its covenants and agreements hereunder, and, subject to, (i) with respect to the Parent Stock Issuance and adoption of the Parent Charter Amendment, obtaining Parent Stockholder Approval and (ii) with respect to the Merger, Parent’s adoption of this Agreement, in its capacity as the sole stockholder of Merger Sub, the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the Company’s respective due authorization, execution, and delivery hereof, this Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with the terms hereof, except as may be limited by the Bankruptcy and Equitable Exceptions. The Parent Stockholder Approval and Parent’s adoption of this Agreement, in its capacity as the sole stockholder of Merger Sub, are the only approvals of holders of any shares of Parent Capital Stock or any Equity Securities of any Parent Entity necessary to consummate the Parent Stock Issuance, the Merger and the other transactions contemplated hereby.

(b) At a meeting duly called and held, the Parent Board unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Merger, the Parent Stock Issuance, and the other transactions contemplated hereby, (ii) directing that the Parent Stock Issuance and the adoption of the Parent Charter Amendment be submitted to the Parent Stockholders for approval and adoption, respectively, and (iv) resolving to recommend to the Parent Stockholders that they approve the Parent Stock Issuance and adopt the Parent Charter Amendment (the “Parent Recommendation”). Subject to Section 6.5(e), the Parent Board has not rescinded, modified, or withdrawn such resolutions in any way.

(c) The board of directors of Merger Sub unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (ii) determining that the terms hereof, the Merger and the other transactions contemplated hereby are in the best interests of Merger Sub and Parent, as its sole stockholder, and (iii) directing that this Agreement be submitted to Parent for its adoption as the sole stockholder of Merger Sub, in each case, by an action by written consent.

(d) No Takeover Laws are applicable to the Merger or the other transactions contemplated hereby.

Section 5.4 No Conflicts; Consents and Approvals.

(a) Each of Parent’s and Merger Sub’s execution and delivery hereof does not, each of Parent’s and Merger Sub’s performance of its obligations hereunder and compliance with its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby, including the Merger, shall not, subject to (x) obtaining the Company Stockholder Approval and the Parent Stockholder Approval, (y) Parent’s adoption of this Agreement, in its capacity as the sole stockholder of Merger Sub, and (z) the filing of the Parent Charter Amendment with the Secretary of State of the State of Delaware, (i) conflict with or violate the Parent Constituent Documents or the Constituent Documents of Merger Sub or any of Parent’s Significant Subsidiaries; (ii) subject further to making the Filings with and obtaining the Consents from the Governmental Authorities contemplated by Section 5.4(b), violate any applicable Law material to the Parent Entities; or (iii) breach, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, cancellation, or amendment of or a right of termination, cancellation, or amendment under, accelerate the performance required by, require any Consent under, or result in the creation of any Lien on any of the respective properties or assets of a Parent Entity under, any Parent Material Contract or Parent Real Property Lease to which any Parent Entity is a party or by which any asset of a Parent Entity is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of Parent’s and Merger Sub’s execution and delivery hereof does not, each of Parent’s and Merger Sub’s performance of its obligations hereunder and compliance with its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby shall not, require any Parent Entity to make Filing with or to, or to obtain any Consent of, any Governmental Authority, except for the following:

(i) the filing with the SEC of the Form S-4, Joint Proxy Statement, and any registration statement required to be filed pursuant to Section 3.6(e), in each case, in preliminary and definitive form;

(ii) the filing of the Parent Charter Amendment with the Secretary of State of the State of Delaware;

(iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(iv) the Filings required by the Exchange Act, the Securities Act, the rules and regulations of NASDAQ or state securities or “blue-sky” Laws;

(v) the HSR Clearance and the Filings required by the HSR Act for the transactions contemplated hereby; and

(vi) any other Filing with or to, or other Consent of, any Governmental Authority, the failure of which to make or obtain would not be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5 SEC Documents; Financial Statements; Related-Party Transactions.

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by Parent with the SEC since December 31, 2017 (collectively, together with any documents filed with or furnished to the SEC during such period by Parent to the SEC on a voluntary basis and excluding the Joint Proxy Statement, the “Parent SEC Documents”). As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each Parent SEC Document complied when filed or furnished (or, if applicable, when amended) in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of the Parent SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Parent Subsidiary is, or has at any time since December 31, 2017, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) and all reports issued by Parent’s accountants with respect thereto (the “Parent SEC Financial Statements”) (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act), and (ii) present fairly, in all material respects, the Parent Entities’ consolidated financial position as at the respective dates thereof and the Parent Entities’ consolidated results of operations and, where included, consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, (1) as may be permitted by Form 10-Q and Regulation S-X under the Securities Act and (2) normal year-end adjustments (none of which is material to the Parent Entities, taken as a whole)). Except as required by GAAP and disclosed in the Parent SEC Documents, between December 31, 2019 and the date hereof, Parent has not made or adopted any material change in its accounting methods, practices or policies.

(c) Parent is, and since December 31, 2017 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) Parent has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is sufficient to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Parent has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by Parent in the Parent SEC Documents is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions about required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC’s staff related to any Parent SEC Documents.

(e) No Parent Entity is a party to any Contract or transaction with (i) any Affiliate (except for any Parent Entity), or any director, manager or officer of any Parent Entity, or (ii) any Affiliate of, or any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act) of, any such Affiliate, director, manager or officer, in each case, that is required to be disclosed by Parent under Item 404 of Regulation S-K under the Exchange Act.

(f) None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (i) the Form S-4, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading or (ii) the Joint Proxy Statement, at the date it or any amendment or supplement is mailed to the Parent Stockholders or the Company Stockholders and at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading; provided that Parent does not make any representation or warranty with respect to any such information to the extent it expressly relates to any other Party or such other Party’s controlled Affiliates or any of its Representatives.

Section 5.6 No Undisclosed Liabilities; Absence of Certain Changes or Events.

(a) No Parent Entity has any material Liabilities that would be required to be reflected or reserved against in Parent’s consolidated audited balance sheet by GAAP or the notes thereto, except (i) those Liabilities specifically reflected and adequately reserved against in the Parent Interim Balance Sheet, (ii) those Liabilities incurred in connection with the negotiation of this Agreement or in connection with the transactions contemplated hereby, including the Merger, and (iii) those Liabilities (other than any Liability for any breach of Contract or violation of Law or that arises out of any Action or that is an environmental Liability or clean-up obligation) incurred in the ordinary course of business consistent with past practice, since the Parent Interim Balance Sheet Date.

(b) No Parent Entity is a party to, or has any commitment to become a party to, any material off-balance sheet joint venture, partnership, or similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among any Parent Entity, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand), or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(c) Since June 30, 2020, through the date hereof, (i) except for Parent’s negotiation of, and entry into, this Agreement and any COVID-19 Responses, the Parent Entities have conducted their businesses in all material respects in the ordinary course of business, consistent with past practice, and (ii) neither a Parent Material Adverse Effect has occurred, nor has any event, change, effect, development, condition, circumstance, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect has occurred.

Section 5.7 Actions. There are no Actions pending or, to Parent’s Knowledge, threatened against any Parent Entity or any officer, director, employee, or agent thereof, in his or its capacity as such, that, if adversely determined, would reasonably be expected to result in a Parent Material Adverse Effect. None of the Parent Entities, or any of their respective officers, directors, employees, or agents in their respective capacity as such, are subject to any outstanding Order that is material to the conduct of the businesses of the Parent Entities.

Section 5.8 Compliance with Laws; Permits.

(a) Since December 31, 2017, (i) the businesses of the Parent Entities have been conducted in compliance in all material respects with all applicable Laws that are material to the conduct of the businesses of the Parent Entities and (ii) no Parent Entity has received any written notice alleging that any Parent Entity has violated any applicable Law that is material to the conduct of the businesses of the Parent Entities.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Entity holds and is in compliance with all material Permits required for the ownership and use of its assets and the lawful conduct of its business as currently conducted, and all such Permits are valid, subsisting, and in full force and effect.

(c) Since December 31, 2017, with respect to the operation of their respective businesses, neither Parent nor any of its Subsidiaries has given, offered, or agreed to offer anything of value, directly or indirectly, to: (i) any employees, officers, or directors, or any customers of a company, as applicable, (ii) any foreign or domestic governmental official, political party, or candidate for government office or any of its employees or representatives, or (iii) any person, while knowing that all or a portion of such thing of value will be offered, given, or promised, directly or indirectly, to a foreign or domestic governmental official, political party, or candidate for government office or any of its employees or representatives in any manner that would result in the violation by Parent or any of its Subsidiaries of any anti-bribery Law, including the Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

Section 5.9 Employee Benefit Plans; ERISA.

(a) Parent has provided to the Company correct and complete copies as of the date hereof of all of the material Parent Benefit Plans and multiple employer plans, as described in Section 413(c) of the Code, which the Parent Entities or any of their respective ERISA Affiliates maintains, sponsors, participates in, or contributes to (or is obligated to maintain, sponsor, participate in, or contribute to). With respect to each material Parent Benefit Plan, prior to the date hereof, Parent has made available to the Company correct and complete copies or forms of the following, as applicable: (i) written summaries of the material terms of any such Parent Benefit Plan not in writing; (ii) all related trust agreements, insurance contracts or other funding vehicles; (iii) the most recent annual report (Form 5500) filed with the Department of Labor and most recent actuarial report and financial statement; (iv) the most recent determination or opinion letter from the Internal Revenue Service; and (v) to the extent required by applicable Law, the most recent summary plan description and any summaries of material modification.

(b) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and to Parent’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Parent Benefit Plan or related trust. Each Parent Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects with its terms and with ERISA, the Code, and other applicable Laws, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(c) During the previous six (6) years, none of the Parent Entities nor any of their respective ERISA Affiliates have maintained, sponsored, participated in, or contributed to (or been obligated to maintain, sponsor, participate in, or contribute to), (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) a multiple employer plan as described in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. The Parent Entities do not have any Liability or obligation with respect to any “multiemployer plan” as defined in Section 3(37) of ERISA, other than Liabilities that, in the aggregate for all Parent Entities, do not exceed $20,000,000. No Parent Entity has any Liability or obligation with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d) None of the Parent Entities, any Parent Benefit Plan or, to Parent’s Knowledge, any trustee, administrator or other third-party fiduciary or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Parent or any ERISA Affiliate to any Tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(e) No material Parent Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any Parent Entity who reside or work outside of the United States on behalf of any Parent Entity.

(f) There are no pending or, to Parent’s Knowledge, threatened claims (other than routine claims for benefits) by, on behalf of or against any Parent Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to Parent’s Knowledge, threatened related to any Parent Benefit Plan, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(g) Except as required by applicable Law, no material Parent Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no Parent Entity has any obligation to provide such benefits other than any payment or reimbursement of COBRA premiums as part of a severance benefit.

(h) None of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Merger could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or natural person service provider of the Parent Entities to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, director, officer or natural person service provider, (iii) directly or indirectly require Parent to transfer or set aside any assets to fund any benefits under any Parent Benefit Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Parent Benefit Plan on or following the Effective Time, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. No Parent Entity has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, officer or natural person service provider of the Parent Entities for any Tax incurred by such individual under Section 409A or 4999 of the Code.

Section 5.10 Labor Matters.

(a) No Parent Entity is a party to, or bound by, any Collective Bargaining Agreement, and, to Parent’s Knowledge, no employee of any Parent Entity is represented by a labor union, labor organization, or other employee representative body with respect to such employee’s employment with any Parent Entity.

(b) Each Parent Entity has satisfied any legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union or labor organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c) To Parent’s Knowledge, (i) there is no pending material activity or proceeding of any labor union, labor organization, or other employee representative body to organize any employees of any Parent Entity; and (ii) since December 31, 2017, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(d) There is no pending or, to Parent’s Knowledge, any threatened material labor dispute, unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against any Parent Entity that would reasonably be expected to result in a Parent Material Adverse Effect.

(e) Since December 31, 2017, (i) no allegations of sexual harassment, other sexual misconduct, or race discrimination have been made against any individual serving any Parent Entity as a Regional Manager or in a more senior position; (ii) there are no Actions pending or, to Parent’s Knowledge, threatened related to allegations of sexual harassment, other sexual misconduct, or race discrimination by any individual serving any Parent Entity as a Regional Manager or in a more senior position; and (iii) no Parent Entity has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct, or race discrimination by any individual serving any Parent Entity as a Regional Manager or in a more senior position that, in each case of clause (i) through clause (iii), has resulted or, if adversely determined, would reasonably be expected to result, in material liability to the Parent Entities, taken as a whole.

(f) Since December 31, 2017, each Parent Entity has been in material compliance with the WARN Act and has incurred no material liabilities or other obligations thereunder.

Section 5.11 Environmental Matters.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Entity is, and, except for unresolved matters, has been since December 31, 2017, in compliance with all applicable Environmental Laws, and, since December 31, 2017, no Parent Entity has received any written notice alleging that any Parent Entity is not in compliance with, or has violated, any applicable Environmental Law. There are no Environmental Claims pending or, to Parent’s Knowledge, threatened against any Parent Entity that, if adversely determined, would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Entity (a) holds all Environmental Permits necessary for the conduct of its business and the use of its assets as currently conducted and (b) is in compliance with such Environmental Permits and (ii) all such Environmental Permits are valid, subsisting, and in full force and effect.

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2017, no Parent Entity has received any written notice of alleged, actual or potential responsibility for, or any Action related to, any Release or threatened Release of Hazardous Materials and, to Parent’s Knowledge, there are no facts, conditions or circumstances that would be reasonably expected to give rise to such notice. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, to Parent’s Knowledge, there is no property to which any Parent Entity has transported or arranged for the transport of Hazardous Materials that would reasonably be expected to become the subject of an environmental-related Action against any Parent Entity.

(d) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, no Parent Entity has assumed, by Contract, operation of law or otherwise, any Liabilities imposed on any Person other than a Parent Entity pursuant to any applicable Environmental Law.

Section 5.12 Title to Assets; Real Property.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Entity owns, and has good and valid title to, all tangible assets reflected on the most recent balance sheet included in the Parent SEC Financial Statements (the “Parent Interim Balance Sheet”), except for tangible assets sold, used or disposed of in the ordinary course of business since the date of such balance sheet (the “Parent Interim Balance Sheet Date”), free and clear of any Lien thereon (except for any Permitted Lien).

(b) The applicable Parent Entity has valid fee simple title to all real property owned by such Parent Entity (the “Parent Owned Real Property”), in each case, free and clear of any Liens thereon (except for any Permitted Lien). No Parent Entity has leased, licensed, or otherwise granted to any Person the right to use or occupy any Parent Owned Real Property or any portion thereof, which lease, license, or grant is currently in effect or collaterally assigned and materially impairs the use of such Parent Owned Real Property by such Parent Entity. There are no outstanding agreements, options, rights of first offer or rights of first refusal on the part of any party to purchase any Parent Owned Real Property.

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Entity that is either the tenant, subtenant, licensee or sublicensee, as applicable, named under each Parent Real Property Lease for the use or occupancy of Parent Leased Real Property has a good, valid, subsisting and enforceable leasehold interest in such Parent Leased Real Property, in each case, free and clear of any Liens thereon (except for any Permitted Lien), (ii) each Parent Real Property Lease is in full force and effect and is a valid and binding obligation on the applicable Parent Entity that is a party thereto and, to Parent’s Knowledge, each other party thereto, and (iii) except as would not materially adversely affect the use or operation of such Parent Leased Real Property in the manner it is presently used by the applicable Parent Entity: (A) no Parent Entity has received any written notice that any Parent Entity is in material breach or default under a Parent Real Property Lease to which such Parent Entity is a party and, to Parent’s Knowledge, no other party to any Parent Real Property Lease is in material breach or default thereunder; (B) no Parent Entity has received any written notice that any event has occurred that with or without the lapse of time or the giving of notice or both would constitute a material breach or default under any Parent Real Property Lease by the applicable Parent Entity or, to Parent’s Knowledge, any other party to such Parent Real Property Lease; and (C) no Parent Entity has received written notice that any counterparty to any Parent Real Property Lease intends to terminate such Parent Real Property Lease.

Section 5.13 Taxes.

(a) Each Parent Entity has timely filed all material Tax Returns required to be filed by it (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were complete and correct in all material respects, and the Parent Entities have paid all material Taxes, whether or not shown to be due on such Tax Returns, or have established an adequate reserve therefor in accordance with GAAP.

(b) There are no audits, examinations or other proceedings pending or, to Parent’s Knowledge, threatened with regard to any material Taxes of any Parent Entity. There are no Liens for a material amount of Taxes upon any property or assets of the Parent Entities, except for Permitted Liens.

(c) No Parent Entity (i) is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is any Parent Entity), (ii) is party to any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, in each case with any third party (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes, or any agreement solely between or among the Parent Entities) or (iii) has any Liability for Taxes of any Person (other than the Parent Entities) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of applicable state, local or foreign Law or as a transferee or successor.

(d) No Parent Entity has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e) Since December 31, 2017, no Parent Entity has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(f) No Parent Entity has taken or agreed to take any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 5.14 Parent Material Contracts.

(a) For purposes hereof, “Parent Material Contract” means any of the following Contracts (but, for the avoidance of doubt, excluding any Parent Real Property Lease and this Agreement) to which any Parent Entity is a party or by which any Parent Entity is bound or pursuant to which any Parent Entity is operating, purchasing or selling goods, or providing services:

(i) each Contract required to be filed by Parent under Item 601(b)(10) of Regulation S-K under the Exchange Act (except for a Parent Benefit Plan);

(ii) each Contract with a customer under which aggregate payments made to the Parent Entities during 2019 exceeded $40,000,000;

(iii) each Contract with a supplier under which aggregate payments made by the Parent Entities during 2019 exceeded $50,000,000;

(iv) each Contract that relates to the acquisition or disposition by any Parent Entity of any business, Equity Securities, assets, or real property other than in the ordinary course of business (whether by merger, sale of Equity Securities, sale of assets, or otherwise) since December 31, 2017, in each case that (A) involves the payment of consideration in amounts in excess of $50,000,000 and (B) contains any material ongoing obligations of any Parent Entity;

(v) each Contract that by its terms limits the ability of any Parent Entity from engaging or competing in any material respect in any line of business or in any geographic area or from competing with any Person, in each case, in any material respect;

(vi) each Contract that contains material provisions for (A) any most favored nations treatment or equivalent preferential terms or (B) exclusivity requirements or similar obligations to which any Parent Entity is a party or by which a Parent Entity is bound;

(vii) any Contract relating to a partnership, joint venture, profit-sharing or similar arrangement that requires a Parent Entity to invest or make contributions or loans, or any similar payments, in excess of $10,000,000 in any twelve-month period;

(viii) each Contract prohibiting, limiting or otherwise restricting the ability of any Parent Entity to pay dividends or make distributions with respect to any of its Equity Securities;

(ix) each Contract pursuant to which any Parent Entity has (A) incurred Indebtedness or (B) loaned money or otherwise extended credit to any Person, in each case of clause (A) and clause (B), other than to any wholly owned Parent Subsidiary, in each case, in an amount in excess of $20,000,000, except for (1) sales on credit to customers of a Parent Entity arising in the ordinary course of business, (2) purchases made on credit provided by suppliers of a Parent Entity arising in the ordinary course of business, or (3) advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice;

(x) each Contract under which any Parent Entity (A) acquires, uses or has the right to use or register any Intellectual Property owned by a Person other than a Parent Entity that is material to the business of the Parent Entities (excluding (1) generally commercially available software and (2) agreements entered into with employees and independent contractors of the Parent Entities and other non-exclusive licenses in the ordinary course of business consistent with past practice); (B) transfers, licenses, or otherwise grants the right to use, register, or acquire any material Intellectual Property owned by any Parent Entity to any Person other than a Parent Entity (except for non-exclusive licenses entered into in the ordinary course of business consistent with past practice); or (C) is restricted in any material respect from using, registering, or asserting any Intellectual Property material to the business of the Parent Entities; and

(xi) each Contract between the Parent and any current or former officer, director, or Person that Beneficially Owns more than five percent (5%) of the Equity Securities of Parent (other than any Parent Benefit Plan).

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is in full force and effect and is valid and binding on each Parent Entity party thereto and, to Parent’s Knowledge, each other party thereto, and (ii) neither any Parent Entity nor, to Parent’s Knowledge, any other party thereto, is in breach or default under any Parent Material Contract and no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach or a default by any Parent Entity or, to Parent’s Knowledge, any other party under any Parent Material Contract. Except as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2017, (1) no Parent Entity has received written notice of any actual or alleged breach by any Parent Entity of any Parent Material Contract and (2) no Parent Entity has received any written notice of the intention of any party to a Parent Material Contract to cancel, terminate, materially change the scope of rights under, or fail to renew any Parent Material Contract.

Section 5.15 Intellectual Property. The Parent Entities own, free and clear of all Liens (except Permitted Liens), or otherwise have the right to use, all items of Intellectual Property necessary for their operations, as currently conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. The conduct of the Parent’s and its Subsidiaries’ businesses, as currently conducted, does not infringe, misappropriate, dilute, or otherwise violate any of the Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions, or other violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. No claims are pending or, to Parent’s Knowledge, threatened in writing adversely affecting the Intellectual Property rights of Parent, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of Parent or any of its Subsidiaries, except for infringements, misappropriations, dilutions, or other violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.16 Insurance.

(a) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect:

(i) all Parent Policies are in full force and effect and no Parent Entity is in breach of or default under any Parent Policy and no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach of or a default under any Parent Policy;

(ii) since December 31, 2017, each Parent Entity has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any Parent Material Contract or Parent Real Property Lease and as are customary in the industry in which such Parent Entity operates; and

(iii) since December 31, 2017, no Parent Entity has received any written communication notifying it of any (1) cancellation or invalidation of any Parent Policy or (2) notice of default under any Parent Policy.

(b) For purposes hereof, “Parent Policy” means any insurance policy naming any Parent Entity or any director, officer, or employee thereof as an insured or beneficiary or as a loss payable payee for which any Parent Entity is obligated to pay all or part of the premiums as of the date hereof.

Section 5.17 Broker’s Fees. Except for the fees and expenses of Rothschild & Co. US Inc. and Morgan Stanley & Co. LLC, which shall be paid by Parent under Parent’s engagement letters therewith, no Parent Entity or any of its Affiliates, officers or directors has engaged or otherwise agreed to compensate any financial advisor, broker, or finder or incurred any Liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any transaction contemplated hereby.

Section 5.18 Opinion of Parent Financial Advisor. The Parent Board has received the opinion of Rothschild & Co. US Inc. to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations, and other matters considered in connection with the preparation of such opinion and set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent and, as of the date of this Agreement, such opinion has not been modified or withdrawn.

Section 5.19 Sufficient Funds. Parent and Merger Sub will have available to them at the Closing sufficient funds to consummate the transactions contemplated by this Agreement and, assuming the Company’s compliance with Section 6.1, make all payments required by the terms of this Agreement to be made by Parent at the Closing.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Company Business prior to the Effective Time.

(a) Unless otherwise consented to by Parent in advance in writing, and except (x) in connection with any COVID-19 Responses, (y) as disclosed in Section 6.1(b) of the Company Disclosure Schedule, or (z) as expressly contemplated, required, or permitted by this Agreement or required by applicable Law, during the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business, consistent with past practice, and use reasonable best efforts to (i) preserve intact in all material respects its business organization, assets and operations, and goodwill, (ii) maintain in effect all material

Permits necessary for the lawful conduct of its businesses, and (iii) preserve relationships with its customers, suppliers, employees, and any other Person having material business relationships with it and with Governmental Authorities having jurisdiction over its businesses and operations; provided that no action by the Company or any Company Subsidiary to the extent expressly permitted by Section 6.1(b) will be a breach of this Section 6.1(a).

(b) Except (w) to the extent reasonably necessary or appropriate in connection with any COVID-19 Responses, (x) as expressly contemplated, required, or permitted by this Agreement or required by applicable Law, (y) as disclosed in Section 6.1(b) of the Company Disclosure Schedule, or (z) as consented to by Parent in advance in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), prior to the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, directly or indirectly:

(i) amend the Constituent Documents of the Company or any of the Company’s Significant Subsidiaries;

(ii) issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, or otherwise encumber, any shares of Company Capital Stock or any other Equity Securities of any Company Entity, except for (1) the issuance of shares of Company Common Stock upon the vesting, exercise or settlement, as applicable, of Company Equity Awards, to the extent (A) such Company Equity Awards are outstanding on the Capitalization Date and (B) such issuance of Company Common Stock is required hereunder or under a Company Stock Plan or governing award agreement, (2) any issuance of Equity Securities of a Company Entity to the Company or any wholly owned Company Subsidiary, or (3) any pledge, or creation or incurrence of any Lien, under or pursuant to the Existing Company Credit Facility and the Existing Company Indenture;

(iii) (A) redeem, purchase, or otherwise acquire any shares of Company Capital Stock or other Equity Securities of any Company Entity, except for the acquisition of shares of Company Common Stock in order to satisfy any required tax withholding associated with the vesting, exercise or settlement of outstanding Company Equity Awards; or (B) adjust, split, combine, subdivide, consolidate, recapitalize, or reclassify any shares of Company Capital Stock or any Equity Securities of any of the Company’s Significant Subsidiaries;

(iv) declare, set aside for payment, or pay any dividend or other distribution (whether in cash, stock, or other assets, or any combination thereof), on any shares of Company Capital Stock or any Equity Securities of any Company Entity or otherwise make any payments to any holder of Equity Securities therein in its capacity as such, except for cash dividends and distributions by a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary;

(v) (A) except for (1) borrowings under the Existing Company Credit Facility used to manage the Company’s ordinary course cash flow needs or (2) obligations related to hedging, swaps or similar arrangements entered into in the ordinary course of business, consistent with past practice, incur any Indebtedness for borrowed money, or assume, guarantee, or endorse or otherwise become responsible for any such Indebtedness of any other Person, or modify in any material respect the terms of, existing Indebtedness; (B) issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in any Company Entity; (C) enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than a wholly owned Company Subsidiary in the ordinary course of business); or (D) enter into any arrangement having the economic effect of the foregoing;

(vi) make any loans or advances or capital contributions to any Person, other than (A) advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice (including draws and base salary guarantees), (B) sales on credit to customers of a Company Entity in the ordinary course of business, consistent with past practice, and (C) loans and capital contributions to wholly owned Company Entities;

(vii) (A) sell, transfer, lease, sublease, license, or otherwise dispose of or abandon, or (B) mortgage, pledge, create or incur any Lien (except pursuant to the Existing Company Credit Facility and the Existing Company Indenture and other than any Permitted Lien) on, or otherwise encumber, any material asset (other than Company Real Property, which is governed by Section 6.1(b)(xi)), including any Intellectual Property, division, business unit, product line, or Equity Securities of any Company Subsidiary, except (1) in the case of both clause (A) and clause (B), in the ordinary course of business, consistent with past practice, (2) assets associated with discontinued operations or no longer used or held for use, (3) transactions solely between or among the Company and/or wholly-owned Company Subsidiaries, and (4) one or more transactions which, in the aggregate, do not involve consideration exceeding $10,000,000;

(viii) (A) merge or consolidate with any Person, (B) acquire any Equity Securities in, or otherwise invest in, any Person (or any division or line of business thereof), by purchase of securities, or by merger, consolidation, division, contributions to capital or any similar transaction, or (C) except in the ordinary course of business, consistent with past practice, acquire a substantial portion of the assets of any Person (other than Equity Securities, which are addressed by the foregoing clause (B)), except, in the case of each of the foregoing clauses (A) through (C), for any such transactions (x) between or among wholly-owned Company Subsidiaries or (y) which do not involve consideration of in excess of $75,000,000 in the aggregate;

(ix) make or authorize any payments of, or commitments for, any capital expenditures in any calendar year in an amount that would, together with all other capital expenditures in such calendar year in the aggregate, cause the Company’s total capital expenditure budget with respect to such calendar year to be exceeded by more than fifteen percent (15%);

(x) materially amend, extend the term of, or terminate any Company Material Contract or enter into any Contract that would be (if in effect as of the date hereof) a Company Material Contract, other than amendments and extensions in the ordinary course of business, consistent with past practice, and without changes to the terms thereof that are materially adverse to the conduct of the Company’s business;

(xi) (A) purchase any real property having a fair market value in excess of $7,000,000 individually or $20,000,000 in the aggregate; (B) sell any real property having a fair market value in excess of $7,000,000 individually or $12,000,000 in the aggregate; (C) enter into any new lease agreement with respect to real property that is not leased by a Company Entity as of the date hereof, which lease agreement (1) if in effect as of the date hereof, would constitute a Company Real Property Lease and (2) provides for annual rental payments by a Company Entity exceeding $1,500,000 individually or $10,000,000 in the aggregate; or (D) with respect to any Company Real Property Lease in effect on the date hereof, (1) waive, release, assign, or sublease any material rights or claims thereunder (other than any assignment to or sublease by any Company Entity in the ordinary course of business, consistent with past practice), (2) materially amend, modify the terms thereof, (3) terminate such Company Real Property Lease (other than as a result of expiration of the then-existing term), or (4) extend the term thereof, as in effect on the date hereof, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such Company Real Property Lease;

(xii) except as (A) required by the terms of any Company Benefit Plan or Collective Bargaining Agreement, in either case, in effect as of the date hereof or (B) expressly set forth in this Agreement, (1) increase the compensation or benefits provided to any current or former director, officer, employee, or natural person service provider of the Company Entities (the “Company Employees”), other than (x) ordinary course annual base salary increases not to exceed five percent (5%) of aggregate base salaries as of the date of such increase, or (y) changes in health and welfare benefits that are generally applicable to all Company Employees and that do not materially increase the benefits provided to Company Employees or result in a material increase in administrative costs, (2) grant or provide any severance or termination payments or benefits to any current or former Company Employee or increase the amount payable in respect of any such payments or benefits, as in effect as of the date hereof, (3) materially increase the amount of any cash bonuses or incentive compensation to any current or former Company Employee, (4) except as provided in Section 3.6, accelerate the time of payment, settlement, or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment or settlement of, any compensation or benefits (including any equity or equity-based awards) to any current or former Company Employee, (5) establish, adopt, enter into, terminate, or amend any material Company Benefit Plan or establish, adopt or enter into any material plan, agreement, program, policy, or other arrangement that would constitute a Company Benefit Plan if it were in existence as of the date hereof, other than in connection with routine, ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, or (6) enter into any new employment, consulting, severance, retention, change of control, termination, pension, retirement, or similar agreement with, any Person who is or will be an officer or employee of any Company Entity or materially amend any of the foregoing, other than entering into, amending, or terminating (y) employment agreements with employees providing for aggregate annual base salary and target cash bonus opportunity of less than $200,000 and (z) any consulting agreement in the ordinary course of business, consistent with past practice;

(xiii) adopt, enter into, modify, amend, or terminate any Collective Bargaining Agreement, except in the ordinary course of business, consistent with past practice, or implement any employee layoffs requiring notice or triggering any other obligations under the WARN Act;

(xiv) engage in any action, or fail to take any action, that would cause a partial or complete withdrawal, or would give rise to any material Liability for any partial or complete withdrawal, under any multiemployer plan within the meaning of Section 3(37) of ERISA;

(xv) (A) settle or compromise, or waive any right related to, any Action, except for any Action (other than any Action relating to Taxes) involving only monetary relief where the amount to be paid by a Company Entity in settlement or compromise is less than $5,000,000 individually or $20,000,000 in the aggregate, over the sum of (1) the amount expressly accrued for such Action by any Company Entity on its financial statements as of the date hereof or (2) the amount reasonably expected to be covered by insurance, including pursuant to one or more Company Policies; or (B) commence any Action against any customers or suppliers of a Company Entity or any other Action not in the ordinary course of business, consistent with past practice;

(xvi) except as required by GAAP, make any material change in financial accounting methods, principles, or practices used by any Company Entity;

(xvii) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation, winding-up, or dissolution of the Company or any of the Company’s Significant Subsidiaries;

(xviii) (A) make or change any material Tax election, (B) file any material amendment to a Tax Return, except to the extent required by applicable Law, or (C) change any material Tax accounting method;

(xix) fail to take any action required to renew or maintain any material Permit; terminate, suspend, or abrogate any material Permit; or amend, or modify any material Permit in a manner material and adverse to the Company Entities; or

(xx) agree, resolve, authorize, or commit to take any action prohibited by this Section 6.1.

Section 6.2 Parent Conduct of Business prior to the Effective Time.

(a) Unless otherwise consented to by the Company in advance in writing, and except (x) in connection with any COVID-19 Responses, (y) as disclosed in Section 6.2(b) of the Parent Disclosure Schedule, or (z) as expressly contemplated, required, or permitted by this Agreement or required by applicable Law, during the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business, consistent with past practice, and use reasonable best efforts to (i) preserve intact in all material respects its business organization, assets and operations, and goodwill, (ii) maintain in effect all material Permits necessary for the lawful conduct of its businesses, and (iii) preserve relationships with its customers, suppliers, employees, and any other Person having material business relationships with it and with Governmental Authorities having jurisdiction over its businesses and operations; provided that no action by Parent or any Parent Subsidiary to the extent expressly permitted by Section 6.2(b) will be a breach of this Section 6.2(a).

(b) Except (w) to the extent reasonably necessary or appropriate in connection with any COVID-19 Responses, (x) as expressly contemplated, required, or permitted by this Agreement or required by applicable Law, (y) as disclosed in Section 6.2(b) of the Parent Disclosure Schedule, or (z) as consented to by the Company in advance in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), prior to the Effective Time, Parent shall not, and shall cause each Parent Subsidiary not to, directly or indirectly:

(i) amend the Constituent Documents of Parent (other than pursuant to the Parent Charter Amendment) or of any of Parent’s Significant Subsidiaries;

(ii) issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, or otherwise encumber, any shares of Parent Capital Stock or any other Equity Securities of any Parent Entity, except for (1) the issuance of shares of Parent Common Stock upon the vesting, exercise or settlement, as applicable, of Parent Equity Awards, to the extent (A) such Parent Equity Awards are outstanding on the Capitalization Date and (B) such issuance of Parent Common Stock is required hereunder or under a Parent Stock Plan or governing award agreement, (2) the issuance of shares of Parent Common Stock to members of the Parent Board in lieu of director’s fees in the ordinary course of business, consistent with past practice, (3) any issuance of Equity Securities of a Parent Entity to the Parent or any wholly owned Parent Subsidiary, or (4) any pledge, or creation or incurrence of any Lien, under or pursuant to the Parent Credit Facilities or the Parent Indentures;

(iii) (A) redeem, purchase, or otherwise acquire any shares of Parent Capital Stock or other Equity Securities of any Parent Entity, except for the acquisition of shares of Parent Common Stock in order to satisfy any required tax withholding associated with the vesting, exercise or settlement of outstanding Parent Equity Awards; or (B) adjust, split, combine, subdivide, consolidate, recapitalize, or reclassify any shares of Parent Capital Stock or any Equity Securities of any of Parent’s Significant Subsidiaries;

(iv) declare, set aside for payment, or pay any dividend or other distribution (whether in cash, stock, or other assets, or any combination thereof), on any shares of Parent Capital Stock or any Equity Securities of any Parent Entity or otherwise make any payments to any holder of Equity Securities therein in its capacity as such, except for cash dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to Parent or another direct or indirect wholly owned Parent Subsidiary;

(v) (A) except for (1) borrowings under, and any amendment, restatement, refinancing, substitution, or replacement of, the Parent Credit Facilities used to manage Parent’s ordinary course cash flow needs and the anticipated cash flow needs of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the

Effective Time, in the ordinary course of business, (2) borrowings under, and any amendment, restatement, refinancing, substitution, or replacement of, the Parent Credit Facilities in connection with (aa) repayment of all outstanding obligations under the Existing Company Credit Facility at the Closing, (bb) any Note Redemption or Offer to Purchase the Company’s Notes, (cc) payment of holders of Non-Employee Stock Options pursuant to Section 3.6, and (dd) payment of withholding Taxes, filing fees, and transaction expenses in connection with the consummation of the Merger, and (3) obligations related to hedging, swaps or similar arrangements entered into in the ordinary course of business, consistent with past practice, incur any Indebtedness for borrowed money, or assume, guarantee, or endorse or otherwise become responsible for any such Indebtedness of any other Person, or modify in any material respect the terms of, existing Indebtedness; (B) issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in any Parent Entity; (C) enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than a wholly owned Parent Subsidiary in the ordinary course of business); or (D) enter into any arrangement having the economic effect of the foregoing;

(vi) make any loans or advances or capital contributions to any Person, other than (A) advancement of expenses and commissions to employees made in the ordinary course of business, consistent with past practice (including draws and base salary guarantees), (B) sales on credit to customers of a Parent Entity in the ordinary course of business, consistent with past practice, and (C) loans and capital contributions to wholly owned Parent Entities;

(vii) (A) sell, transfer, lease, sublease, license, or otherwise dispose of or abandon, or (B) mortgage, pledge, create or incur any Lien (except pursuant to the Parent Credit Facilities and the Parent Indentures and other than any Permitted Lien) on, or otherwise encumber, any material asset (other than Parent Real Property, which is governed by Section 6.2(b)(xi)), including any Intellectual Property, division, business unit, product line, or Equity Securities of any Parent Subsidiary, except (1) in the case of both clause (A) and clause (B), in the ordinary course of business, consistent with past practice, (2) assets associated with discontinued operations or no longer used or held for use, (3) transactions solely between or among Parent and/or wholly-owned Parent Subsidiaries, and (4) one or more transactions which, in the aggregate, do not involve consideration exceeding $16,000,000;

(viii) (A) merge or consolidate with any Person, (B) acquire any Equity Securities in, or otherwise invest in, any Person (or any division or line of business thereof), by purchase of securities, or by merger, consolidation, division, contributions to capital or any similar transaction, or (C) except in the ordinary course of business, consistent with past practice, acquire a substantial portion of the assets of any Person (other than Equity Securities, which are addressed by the foregoing clause (B)), except, in the case of each of the foregoing clauses (A) through (C), for any such transactions (x) between or among wholly-owned Parent Subsidiaries or (y) which do not involve consideration of in excess of $75,000,000 in the aggregate;

(ix) make or authorize any payments of, or commitments for, any capital expenditures in any calendar year in an amount that would, together with all other capital expenditures in such calendar year in the aggregate, cause Parent’s total capital expenditure budget with respect to such calendar year to be exceeded by more than fifteen percent (15%);

(x) materially amend, extend the term of, or terminate any Parent Material Contract or enter into any Contract that would be (if in effect as of the date hereof) a Parent Material Contract, other than amendments and extensions in the ordinary course of business, consistent with past practice, and without changes to the terms thereof that are materially adverse to the conduct of Parent’s business;

(xi) (A) purchase any real property having a fair market value in excess of $7,000,000 individually or $20,000,000 in the aggregate; (B) sell any real property having a fair market value in excess of $7,000,000 individually or $12,000,000 in the aggregate; (C) enter into any new lease agreement with respect to real property that is not leased by a Parent Entity as of the date hereof, which lease agreement (1) if in effect as of the date hereof, would constitute a Parent Real Property Lease and (2) provides for annual rental payments by a Parent Entity exceeding $1,500,000 individually or $10,000,000 in the aggregate; or (D) with respect to any Parent Real Property Lease in effect on the date hereof, (1) waive, release, assign, or sublease any material rights or claims thereunder (other than any assignment to or sublease by any Parent Entity in the ordinary course of business, consistent with past practice), (2) materially amend, modify the terms thereof, (3) terminate such Parent Real Property Lease (other than as a result of expiration of the then-existing term), or (4) extend the term thereof, as in effect on the date hereof, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such Parent Real Property Lease;

(xii) except as (A) required by the terms of any Parent Benefit Plan or Collective Bargaining Agreement, in either case, in effect as of the date hereof or (B) expressly set forth in this Agreement, (1) increase the compensation or benefits provided to any current or former director, officer, employee, or natural person service provider of the Parent Entities (the “Parent Employees”), other than (x) ordinary course annual base salary increases not to exceed five percent (5%) of aggregate base salaries as of the date of such increase, or (y) changes in health and welfare benefits that are generally applicable to all Parent Employees and that do not materially increase the benefits provided to Parent Employees or result in a material increase in administrative costs, (2) grant or provide any severance or termination payments or benefits to any current or former Parent Employee or increase the amount payable in respect of any such payments or benefits, as in effect as of the date hereof, (3) materially increase the amount of any cash bonuses or incentive compensation to any current or former Parent Employee, (4) accelerate the time of payment, settlement, or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment or settlement of, any compensation or benefits (including any equity or equity-based awards) to any current or former Parent Employee, (5) establish, adopt, enter into, terminate, or amend any material Parent Benefit Plan or establish, adopt or enter into any material plan, agreement, program, policy, or other arrangement that would constitute a Parent Benefit Plan if it were in existence as of the date hereof, other than in connection with routine, ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, or (6) enter into any new employment, consulting, severance, retention, change of control, termination, pension, retirement, or similar agreement with, any Person who is or will be an officer or employee of any Parent Entity or materially amend any of the foregoing, other than entering into, amending, or terminating (y) employment agreements with employees providing for aggregate annual base salary and target cash bonus opportunity of less than $200,000 and (z) any consulting agreement in the ordinary course of business, consistent with past practice;

(xiii) adopt, enter into, modify, amend, or terminate any Collective Bargaining Agreement, except in the ordinary course of business, consistent with past practice, or implement any employee layoffs requiring notice or triggering any other obligations under the WARN Act;

(xiv) engage in any action, or fail to take any action, that would cause a partial or complete withdrawal, or would give rise to any material Liability for any partial or complete withdrawal, under any multiemployer plan within the meaning of Section 3(37) of ERISA;

(xv) (A) settle or compromise, or waive any right related to, any Action, except for any Action (other than any Action relating to Taxes) involving only monetary relief where the amount to be paid by a Parent Entity in settlement or compromise is less than $10,000,000 individually or $20,000,000 in the aggregate, over the sum of (1) the amount expressly accrued for such Action by any Parent Entity on its financial statements as of the date hereof or (2) the amount reasonably expected to be covered by insurance, including pursuant to one or more Parent Policies; or (B) commence any Action against any customers or suppliers of a Parent Entity or any other Action not in the ordinary course of business, consistent with past practice;

(xvi) except as required by GAAP, make any material change in financial accounting methods, principles, or practices used by any Parent Entity;

(xvii) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation, winding-up, or dissolution of Parent or any of Parent’s Significant Subsidiaries;

(xviii) (A) make or change any material Tax election, (B) file any material amendment to a Tax Return, except to the extent required by applicable Law, or (C) change any material Tax accounting method;

(xix) fail to take any action required to renew or maintain any material Permit; terminate, suspend, or abrogate any material Permit; or amend, or modify any material Permit in a manner material and adverse to the Parent Entities; or

(xx) agree, resolve, authorize, or commit to take any action prohibited by this Section 6.2.

Section 6.3 Preparation of the Form S-4 and the Joint Proxy Statement; Information Supplied; Stockholders Meetings.

(a) As promptly as reasonably practicable after the date hereof, (i) each of Parent and the Company shall commence a broker search under Rule 14a-13 under the Exchange Act related to setting a record date for the Parent Stockholders Meeting and the Company

Stockholders Meeting, respectively, and (ii) Parent and the Company shall cooperate in good faith in the preparation of, and shall jointly prepare, (1) the proxy statement relating to the Parent Stockholder Approval and the Company Stockholder Approval (the “Joint Proxy Statement”) and (2) the registration statement on Form S-4 to be filed with the SEC by Parent for the registration under the Securities Act of the Parent Stock Issuance (the “Form S-4”). Each of Parent and the Company shall cause the Joint Proxy Statement and the Form S-4 to comply as to form in all material respects with the Exchange Act, the Securities Act, and any other applicable Law. Unless the Parent Board has made a Parent Change of Recommendation to the extent permitted by Section 6.5(e), and, subject to the terms thereof, the Joint Proxy Statement shall include the Parent Recommendation; and, unless the Company Board has made a Company Change of Recommendation to the extent permitted by Section 6.4(e), and, subject to the terms thereof, the Joint Proxy Statement also shall include the Company Recommendation. Each of Parent and the Company shall provide to the other Party for inclusion in the Joint Proxy Statement or the Form S-4 all information, financial or otherwise, concerning itself (including any acquired entities for which financial statements are required to be included in the Form S-4) and its controlled Affiliates as reasonably requested by the other Party, including, in the case of the Company, using its commercially reasonable efforts to provide all information concerning itself necessary to enable Parent to prepare the appropriate pro forma financial statements and related footnotes required to be included in the Form S-4 and Joint Proxy Statement.

(b) Parent shall file the Form S-4 in preliminary form with the SEC as soon as reasonably practicable after the date hereof, and each of Parent and the Company shall use reasonable best efforts to cause such filing to occur no later than thirty (30) days after the date hereof; provided that, prior to filing the Form S-4 in preliminary or final form, filing the Joint Proxy Statement in definitive form, or mailing the Joint Proxy Statement to the Parent Stockholders or the Company Stockholders, each of Parent and the Company shall provide the other Party with a reasonable opportunity to review and comment on such document and consider in good faith the comments thereon of the other Party. Parent and the Company shall promptly (i) notify the other Party in writing of the receipt of any comments from the SEC related to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement or the Form S-4 and (ii) provide the other Party with a copy of any correspondence received from the SEC related to the Joint Proxy Statement or the Form S-4. Each of Parent and the Company shall use reasonable best efforts to (1) cooperate in good faith related to, and respond promptly to, any comment from the SEC related to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement or the Form S-4; provided that each of Parent and the Company shall provide the other Party with a reasonable opportunity to review and comment on any response to any such SEC comment or request and consider in good faith the comments thereon of the other Party, and (2) cause the SEC to declare the Form S-4 effective as soon as reasonably practicable after Parent files the Form S-4 in preliminary form with the SEC. Neither Parent nor the Company shall, and Parent and the Company shall cause their respective controlled Affiliates not to and use reasonable best efforts to cause their respective Representatives not to, agree to participate in any substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, related to the Form S-4 or the Joint Proxy Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate therein. Parent shall advise the Company of the time that the SEC declares the Form S-4 effective under the Securities Act (such time, the “Form S-4 Effectiveness Time”) or the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, in each case, as promptly as reasonably practicable after Parent’s receipt of notice thereof, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed, or otherwise terminated.

(c) As soon as reasonably practicable after the date hereof, in consultation with Parent, the Company shall duly set a record date (the “Company Record Date”) (and the Company shall use reasonable best efforts to cause the Company Record Date to be the same date as the Parent Record Date), for a meeting of the Company Stockholders for the purpose of seeking the Company Stockholder Approval (the “Company Stockholders Meeting”), file the Joint Proxy Statement in definitive form with the SEC, and mail the Joint Proxy Statement to the Company Stockholders entitled to vote at the Company Stockholders Meeting, duly call and give notice of the Company Stockholders Meeting, and, as promptly as reasonably practicable after the Company Record Date, duly convene and hold the Company Stockholders Meeting. The Company shall not delay convening, or postpone or adjourn, the Company Stockholders Meeting; provided, however, that:

(i) the Company may postpone or adjourn the Company Stockholders Meeting only after consultation with Parent:

(1) (A) because of the absence of a quorum or (B) to solicit additional proxies if, within three (3) Business Days prior to the date on which the Company Stockholders Meeting is scheduled to be held, the Company has not received proxies representing a sufficient number of shares of Company Common Stock for the Company Stockholder Approval to be received at the Company Stockholders Meeting, whether or not a quorum is present;

(2) to allow reasonable additional time for (A) the filing and mailing of any supplemental or amended disclosure that the Company Board has determined in good faith, after consultation with outside legal counsel, is required by applicable Law and (B) for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders Meeting; or

(3) if Parent has postponed or adjourned the Parent Stockholders Meeting in accordance with Section 6.4(c)(i), in order to schedule the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date;

(ii) notwithstanding clause (i) above, the Company shall postpone or adjourn the Company Stockholders Meeting, up to two (2) times, for a period of up to ten (10) Business Days each time, upon Parent’s written request, including if the Company delivers a Company Recommendation Change Notice under Section 6.4 within five (5) Business Days before the then-scheduled date of the Company Stockholders Meeting; and

(iii) a proposal to adopt this Agreement, a proposal for an advisory vote on executive compensation, and a proposal to approve the adjournment of the Company Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the adoption hereof shall be the only proposals to be voted on at the Company Stockholders Meeting.

(d) As soon as reasonably practicable after the date hereof, in consultation with the Company, Parent shall duly set a record date (the “Parent Record Date”) (and Parent shall use reasonable best efforts to cause the Parent Record Date to be the same date as the Company Record Date) for a meeting of the Parent Stockholders for the purpose of seeking the Parent Stockholder Approval (the “Parent Stockholders Meeting”), file the Joint Proxy Statement in definitive form with the SEC, and mail the Joint Proxy Statement to the Parent Stockholders entitled to vote at the Parent Stockholders Meeting, duly call and give notice of the Parent Stockholders Meeting and, as promptly as reasonably practicable after the Parent Record Date, duly convene and hold the Parent Stockholders Meeting. Parent shall not delay convening, or postpone or adjourn, the Parent Stockholders Meeting; provided, however, that:

(i) Parent may postpone or adjourn the Parent Stockholders Meeting only after consultation with the Company:

(1) (A) because of the absence of a quorum or (B) to solicit additional proxies if, within three (3) Business Days prior to the date on which the Parent Stockholders Meeting is scheduled to be held, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval to be received at the Parent Stockholders Meeting, whether or not a quorum is present;

(2) to allow reasonable additional time for (A) the filing and mailing of any supplemental or amended disclosure that the Parent Board has determined in good faith, after consultation with outside legal counsel, is required by applicable Law and (B) for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Parent Stockholders Meeting; or

(3) if the Company has postponed or adjourned the Company Stockholders Meeting in accordance with Section 6.3(c)(i), in order to schedule the Parent Stockholders Meeting and the Company Stockholders Meeting on the same date;

(ii) notwithstanding clause (i) above, Parent shall postpone or adjourn the Parent Stockholders Meeting, up to two (2) times, for a period of up to ten (10) Business Days each time, upon the Company’s written request, including if Parent delivers a Parent Recommendation Change Notice under Section 6.5 within five (5) Business Days before the then-scheduled date of the Parent Stockholders Meeting; and

(iii) proposals to (i) approve the Parent Stock Issuance, (ii) adopt the Parent Charter Amendment, and (iii) approve the adjournment of the Parent Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Parent Stock Issuance shall be the only proposals to be voted on at the Parent Stockholders Meeting.

(e) Each of Parent and the Company shall use reasonable best efforts to call for and initially schedule the Company Stockholders Meeting and the Parent Stockholders

Meeting to be held on the same date. Subject to Section 6.4(e), the Company shall use reasonable best efforts to (i) solicit from the Company Stockholders entitled to vote on the Company Stockholder Approval proxies in favor of the adoption of this Agreement and to approve the adjournment of the Company Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the adoption hereof and (ii) take all other actions necessary or advisable to obtain the Company Stockholder Approval. Subject to Section 6.5(e), Parent shall use reasonable best efforts to (x) solicit from the Parent Stockholders entitled to vote at the Parent Stockholders Meeting proxies in favor of the (A) approval of the Parent Stock Issuance, (B) adoption of the Parent Charter Amendment and (C) approval the adjournment of the Parent Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the adoption hereof and (y) take all other actions necessary or advisable to obtain the Parent Stockholder Approval.

(f) If, at any time prior to the Effective Time, Parent or the Company discovers any information relating to Parent or the Company or any of their respective Affiliates that should be disclosed in an amendment or supplement to the Form S-4 or the Joint Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party, promptly prepare an appropriate amendment or supplement describing such information (providing to the other Party a reasonable opportunity to review and comment on such amendment or supplement), file such amendment or supplement with the SEC, and, to the extent required by applicable Law, disseminate it to the Parent Stockholders and the Company Stockholders. Notwithstanding any other provision herein to the contrary, neither the Form S-4 nor the Joint Proxy Statement may be filed, and no amendment or supplement to the Form S-4 or the Joint Proxy Statement may be made, without the approval of both Parent and the Company (such approval not to be unreasonably withheld, conditioned, or delayed); provided that the foregoing shall not apply to (a) documents filed by a Party with the SEC that are incorporated by reference into the Form S-4 or the Joint Proxy Statement, except to the extent any amendment or supplement to such documents relates to information relating to the other Party or its business, financial condition or results of operations or (b) a Company Change of Recommendation or a Parent Change of Recommendation effected in accordance with Section 6.4(e) or Section 6.5(e), respectively.

(g) Notwithstanding (i) any Company Change of Recommendation, (ii) the public proposal or announcement or other submission to the Company or any of its Affiliates or Representatives of a Company Acquisition Proposal, or (iii) anything herein to the contrary, unless this Agreement has been terminated in accordance with the requirements of Article VIII, the Company’s obligations under this Section 6.3 shall continue in full force and effect, including the requirement to hold the Company Stockholders Meeting.

(h) Notwithstanding (i) any Parent Change of Recommendation, (ii) the public proposal or announcement or other submission to Parent or any of its Affiliates or Representatives of a Parent Acquisition Proposal, or (iii) anything herein to the contrary, unless this Agreement has been terminated in accordance with the requirements of Article VIII, Parent’s obligations under this Section 6.3 shall continue in full force and effect, including the requirement to hold the Parent Stockholders Meeting.

Section 6.4 No Company Solicitation.

(a) The Company shall, and shall cause its controlled Affiliates and use reasonable best efforts to cause its Representatives to, immediately (i) cease and cause to be terminated all existing discussions or negotiations with any Person conducted prior to the Parties’ execution and delivery hereof related to any Company Acquisition Proposal and (ii) terminate all access to physical and electronic data rooms previously granted to any Person or its Representatives related to any Company Acquisition Proposal. The Company shall not, and shall cause each of its controlled Affiliates and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (1) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information), or take any other action designed to lead to, the submission by any Person of any Company Acquisition Proposal, (2) engage in, continue, knowingly facilitate, knowingly encourage, or otherwise participate in any discussions or negotiations related to any Company Acquisition Proposal or provide any nonpublic information to any Person (other than Parent and its Representatives) in connection with, or related to, any Company Acquisition Proposal, (3) approve, endorse, or recommend any Company Acquisition Proposal, (4) enter into any Contract (including any letter of intent, agreement, agreement in principle, or memorandum of understanding) or similar document or commitment related to any Company Acquisition Proposal, or (5) release or permit the release of any Person from, waive or permit the waiver of any right under, or grant any consent or make any election under any “standstill” or similar contractual provision with respect to the Company’s securities to which the Company is a party, or fail to enforce any such “standstill” or similar contractual provision against any known violation thereof (provided that, if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to grant such release or waiver would be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make a nonpublic Company Acquisition Proposal to the Company Board).

(b) Notwithstanding anything in Section 6.4(a) to the contrary, if, at any time prior to obtaining the Company Stockholder Approval, the Company receives a written Company Acquisition Proposal made after the date hereof that does not result from a breach of the obligations set forth in Section 6.4(a), and if the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Company Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Company Acquisition Proposal, (i) the Company may enter into an Acceptable Company Confidentiality Agreement with the Person making such Company Acquisition Proposal; (ii) the Company and its Representatives may provide information (including nonpublic information) in response to a request for such information by such Person, subject to such Acceptable Company Confidentiality Agreement; provided that any information provided to such Person that is not publicly available on EDGAR, including if such information is posted to an electronic data room, shall be provided to Parent prior to or substantially concurrently with the time it is provided to such Person; and (iii) the Company and its Representatives may engage in discussions or negotiations with respect to such Company Acquisition Proposal with such Person and its Representatives.

(c) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) advise Parent in writing if, after the date hereof, the Company or any of its controlled Affiliates or Representatives receives any (i) inquiry or request for information, discussion, or negotiation that is reasonably expected to lead to or that relates to or contemplates a Company Acquisition Proposal, or (ii) Company Acquisition Proposal or any proposal or offer that is reasonably likely to lead to a Company Acquisition Proposal, in each case, which writing shall set forth the material terms and conditions of such indication, inquiry, request, Company Acquisition Proposal, proposal, or offer, the identity of the Person (or Persons) making any such indication, inquiry, request, Company Acquisition Proposal, proposal, or offer, and a copy of any written indication, inquiry, request, Company Acquisition Proposal, proposal, or offer or any draft agreement provided by such Person. The Company shall keep Parent informed (orally and in writing) in all material respects on a timely basis of the status and details of any such Company Acquisition Proposal, request, inquiry, proposal, or offer, including notifying Parent in writing within twenty-four (24) hours after either (y) the occurrence of any material amendment or modification thereof, which notice to Parent shall set forth the material terms and conditions of such amendment or modification or (z) the Company takes any action permitted under Section 6.4(b)(i).

(d) Except to the extent permitted under Section 6.4(e), neither the Company Board nor any committee thereof shall (i) (1) change, withhold, withdraw, qualify, amend, or modify (or publicly propose to change, withhold, withdraw, qualify, amend, or modify), in any manner adverse to Parent, the Company Recommendation, (2) fail to include the Company Recommendation in the Joint Proxy Statement (in either preliminary or definitive form), or (3) authorize, adopt, approve, declare advisable, or recommend, or publicly propose to authorize, adopt, approve, declare advisable, or recommend, a Company Acquisition Proposal or any Contract related thereto (other than an Acceptable Company Confidentiality Agreement entered into in accordance with Section 6.4(b)); (ii) fail to expressly reaffirm publicly the Company Recommendation within ten (10) Business Days after Parent’s written request to do so if a Company Acquisition Proposal is publicly announced (provided that Parent may make such written request, and the Company shall be required to reaffirm the Company Recommendation pursuant thereto, on only one occasion for each Company Acquisition Proposal); (iii) fail to expressly reaffirm publicly the Company Recommendation within ten (10) Business Days after any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Company Common Stock has been commenced; or (iv) fail to recommend against acceptance of any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Company Common Stock within the ten (10) Business Days specified in Rule 14e-2(a) under the Exchange Act after the commencement of such offer (each of the foregoing clauses (i)–(iv), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Section 6.4 to the contrary, prior to obtaining the Company Stockholder Approval, the Company Board may effect a Company Change of Recommendation only:

(i) in connection with a Superior Company Acquisition Proposal, but only if:

(1) the Company has received a written Company Acquisition Proposal after the date hereof that did not result from a breach of the obligations set forth in Section 6.4(a);

(2) the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that (1) such Company Acquisition Proposal constitutes a Superior Company Acquisition Proposal and (2) the failure to effect a Company Change of Recommendation in response to such Company Acquisition Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable Law;

(3) the Company Board delivers to Parent written notice that the Company Board intends to make a Company Change of Recommendation (a “Company Recommendation Change Notice”) in response to such Company Acquisition Proposal, which Company Recommendation Change Notice shall (i) be delivered to Parent at least five (5) Business Days prior to the date on which any Company Change of Recommendation may occur, (ii) identify the Person making such Company Acquisition Proposal, attach a copy of such Company Acquisition Proposal and a copy of the proposed written definitive agreement relating to such Company Acquisition Proposal (and any other proposed transaction documents), and (iii) set forth in reasonable detail all material terms and conditions of such Company Acquisition Proposal that are not set forth in such copies;

(4) if requested by Parent, during the period of five (5) Business Days after delivery to Parent of the Company Recommendation Change Notice and other documents described in clause (3), the Company and its Representatives shall negotiate in good faith with Parent and its Representatives with respect to any proposed modifications of the terms of this Agreement or the transactions contemplated hereby; and

(5) at the end of such period of five (5) Business Days and taking into account any modifications to the terms of this Agreement and the transactions contemplated hereby proposed by Parent in writing (provided that, if there is any subsequent amendment to any material term of such Company Acquisition Proposal, the Company Board shall promptly deliver to Parent a new Company Recommendation Change Notice (including all required information and documents specified in clause (3) above) with respect to such amended Company Acquisition Proposal and an additional good faith negotiation period of three (3) Business Days (rather than five (5) Business Days otherwise contemplated in clauses (3) and (4) above) from the date of such notice shall be required), the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Company Acquisition Proposal continues to be a Superior Company Acquisition Proposal (after taking into account any modifications to the terms of this Agreement and the transactions contemplated hereby proposed by Parent) and that the failure to make such a Company Change of Recommendation in response to such Company Acquisition Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable Law; or

(ii) in connection with a Company Intervening Event, but only if:

(1) the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that a Company Intervening Event has occurred and the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law;

(2) the Company Board provides to Parent a Company Recommendation Change Notice in response to such Company Intervening Event, which Company Recommendation Change Notice shall (i) be delivered to Parent at least five (5) Business Days prior to the date on which any Company Change of Recommendation may occur and (ii) describe the facts and circumstances relating to such Company Intervening Event in reasonable detail;

(3) if requested by Parent, during the period of five (5) Business Days after delivery to Parent of the Company Recommendation Change Notice, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives with respect to any proposed modifications of the terms of this Agreement or the transactions contemplated hereby; and

(4) at the end of such period of five (5) Business Days and taking into account any modifications to the terms of this Agreement or the transactions contemplated hereby proposed by Parent in writing, the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to make such a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing under this Section 6.4 shall prohibit the Company or the Company Board from complying with Rule 14d-9, Rule 14e-2, or Item 1012 of Regulation M-A under the Exchange Act, or from making any legally required disclosures to stockholders (including any “stop, look, and listen” communication under Rule 14d-9(f) under the Exchange Act) with regard to a Company Acquisition Proposal; provided, however, that (i) any such disclosure shall be deemed to be a Company Change of Recommendation unless such disclosure expressly states that the Company Board reaffirms the Company Recommendation and (ii) the foregoing shall not permit the Company or the Company Board or any committee thereof to effect a Company Change of Recommendation that is not otherwise permitted by Section 6.4(e).

(g) As used herein:

(i) “Acceptable Company Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those under the Confidentiality Agreement, including standstill provisions no less favorable in any material respect to the Company than those under the Confidentiality Agreement;

(ii) “Company Acquisition Proposal” means a bona fide inquiry, proposal, or offer from any Person (except for Parent or one of its Representatives) or

“group,” within the meaning of Section 13(d) under the Exchange Act, relating to, or that would reasonably be expected to lead to, in a single transaction or series of related transactions, any (1) merger, consolidation, share exchange, division, asset sale or similar transaction pursuant to which such Person or group would acquire, directly or indirectly, assets or businesses of the Company Entities (including an acquisition of Equity Securities of the Company Entities) representing 25% or more of the consolidated assets of the Company Entities or to which 25% or more of the revenue or net income of the Company Entities on a consolidated basis are attributable, (2) direct or indirect acquisition or issuance of Company Common Stock representing 25% or more of the outstanding Company Common Stock, (3) tender offer, exchange offer, or similar transaction that, if consummated, would result in such Person or group’s Beneficially Owning 25% or more of the outstanding Company Common Stock, (4) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company, or (5) any combination of the foregoing;

(iii) “Company Intervening Event” means a material event, change, effect, development, or occurrence that was not known to the Company Board prior to the Company’s execution and delivery of this Agreement (or if known, the consequences of which were not known to the Company Board or were not reasonably foreseeable), which event, change, effect, or development, or any consequence thereof, becomes known to the Company Board after the Company’s execution and delivery of this Agreement and before the Company Stockholder Approval is obtained; provided, however, that in no event shall any of the following be a Company Intervening Event or be taken into account in determining whether a Company Intervening Event has occurred: (1) the receipt, existence, or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof; (2) any Regulatory Action undertaken pursuant to Section 6.8; (3) any event, change, effect, development, or occurrence relating to any Parent Entity that does not amount to a Parent Material Adverse Effect; (4) any change, in and of itself, in the trading price or trading volume of the Company Common Stock or Parent Common Stock; or (5) the fact, in and of itself, that Parent or the Company meets or exceeds (or fails to meet) any internal or published projections, forecasts, estimates, or predictions of revenues, earnings, or other financial or operating metrics for any period; and

(iv) “Superior Company Acquisition Proposal” means a bona fide written Company Acquisition Proposal made after the date hereof that the Company Board has determined, after consultation with its outside legal counsel and a nationally recognized financial advisor, in its good-faith judgment, taking into account all relevant circumstances at the time of determination, including all legal, regulatory, and financial aspects of the proposal (including its conditionality, the existence of any financing contingency, the availability of any debt or equity funding commitments, expected timing, and the likelihood of consummation of the proposal), the identity of the Person making the Company Acquisition Proposal, and any other factor the Company Board determines in good faith to be relevant, (1) is reasonably likely to be consummated under its terms and (2) if consummated, would result in a transaction more favorable to the Company Stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement; provided that, for purposes of the definition of “Superior Company Acquisition Proposal,” all references to “25%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”

Section 6.5 No Parent Solicitation.

(a) Parent shall, and shall cause its controlled Affiliates and use reasonable best efforts to cause its Representatives to, immediately (i) cease and cause to be terminated all existing discussions or negotiations with any Person conducted prior to the Parties’ execution and delivery hereof related to any Parent Acquisition Proposal and (ii) terminate all access to physical and electronic data rooms previously granted to any Person or its Representatives related to any Parent Acquisition Proposal. Parent shall not, and shall cause each of its controlled Affiliates and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (1) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information), or take any other action designed to lead to, the submission by any Person of any Parent Acquisition Proposal, (2) engage in, continue, knowingly facilitate, knowingly encourage, or otherwise participate in any discussions or negotiations related to any Parent Acquisition Proposal or provide any nonpublic information to any Person (other than the Company and its Representatives) in connection with, or related to, any Parent Acquisition Proposal, (3) approve, endorse, or recommend any Parent Acquisition Proposal, (4) enter into any Contract (including any letter of intent, agreement, agreement in principle, or memorandum of understanding) or similar document or commitment related to any Parent Acquisition Proposal, or (5) release or permit the release of any Person from, waive or permit the waiver of any right under, or grant any consent or make any election under any “standstill” or similar contractual provision with respect to Parent’s securities to which Parent is a party, or fail to enforce any such “standstill” or similar contractual provision against any known violation thereof (provided that, if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to grant such release or waiver would be inconsistent with the Parent Board’s fiduciary duties under applicable Law, Parent may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make a nonpublic Parent Acquisition Proposal to the Parent Board).

(b) Notwithstanding anything in Section 6.5(a) to the contrary, if, at any time prior to obtaining the Parent Stockholder Approval, Parent receives a written Parent Acquisition Proposal made after the date hereof that does not result from a breach of the obligations set forth in Section 6.5(a), and if the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Parent Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Parent Acquisition Proposal, (i) Parent may enter into an Acceptable Parent Confidentiality Agreement with the Person making such Parent Acquisition Proposal; (ii) Parent and its Representatives may provide information (including nonpublic information) in response to a request for such information by such Person, subject to such Acceptable Parent Confidentiality Agreement; provided that any information provided to such Person that is not publicly available on EDGAR, including if such information is posted to an electronic data room, shall be provided to the Company prior to or substantially concurrently with the time it is provided to such Person; and (iii) Parent and its Representatives may engage in discussions or negotiations with respect to such Parent Acquisition Proposal with such Person and its Representatives.

(c) Parent shall promptly (and in no event later than twenty-four (24) hours after receipt) advise the Company in writing if, after the date hereof, Parent or any of its controlled Affiliates or Representatives receives any (i) inquiry or request for information, discussion, or negotiation that is reasonably expected to lead to or that relates to or contemplates a Parent Acquisition Proposal, or (ii) Parent Acquisition Proposal or any proposal or offer that is reasonably likely to lead to a Parent Acquisition Proposal, in each case, which writing shall set forth the material terms and conditions of such indication, inquiry, request, Parent Acquisition Proposal, proposal, or offer, the identity of the Person (or Persons) making any such indication, inquiry, request, Parent Acquisition Proposal, proposal, or offer, and a copy of any written indication, inquiry, request, Parent Acquisition Proposal, proposal, or offer or any draft agreement provided by such Person. Parent shall keep the Company informed (orally and in writing) in all material respects on a timely basis of the status and details of any such Parent Acquisition Proposal, request, inquiry, proposal, or offer, including notifying the Company in writing within twenty-four (24) hours after either (y) the occurrence of any material amendment or modification thereof, which notice to the Company shall set forth the material terms and conditions of such amendment or modification or (z) Parent takes any action permitted under Section 6.5(b)(i).

(d) Except to the extent permitted under Section 6.5(e), neither the Parent Board nor any committee thereof shall (i) (1) change, withhold, withdraw, qualify, amend, or modify (or publicly propose to change, withhold, withdraw, qualify, amend, or modify), in any manner adverse to the Company, the Parent Recommendation, (2) fail to include the Parent Recommendation in the Joint Proxy Statement (in either preliminary or definitive form), or (3) authorize, adopt, approve, declare advisable, or recommend, or publicly propose to authorize, adopt, approve, declare advisable, or recommend, a Parent Acquisition Proposal or any Contract related thereto (other than an Acceptable Parent Confidentiality Agreement entered into in accordance with Section 6.5(b)); (ii) fail to expressly reaffirm publicly the Parent Recommendation within ten (10) Business Days after the Company’s written request to do so if a Parent Acquisition Proposal is publicly announced (provided that the Company may make such written request, and Parent shall be required to reaffirm the Parent Recommendation pursuant thereto, on only one occasion for each Parent Acquisition Proposal); (iii) fail to expressly reaffirm publicly the Parent Recommendation within ten (10) Business Days after any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Parent Common Stock has been commenced; or (iv) fail to recommend against acceptance of any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Parent Common Stock within the ten (10) Business Days specified in Rule 14e-2(a) under the Exchange Act after the commencement of such offer (each of the foregoing clauses (i)–(iv), a “Parent Change of Recommendation”).

(e) Notwithstanding anything in this Section 6.5 to the contrary, prior to obtaining the Parent Stockholder Approval, the Parent Board may effect a Parent Change of Recommendation only:

(i) in connection with a Superior Parent Acquisition Proposal, but only if:

(1) Parent has received a written Parent Acquisition Proposal after the date hereof that did not result from a breach of the obligations set forth in Section 6.5(a);

(2) the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that (1) such Parent Acquisition Proposal constitutes a Superior Parent Acquisition Proposal and (2) the failure to effect a Parent Change of Recommendation in response to such Parent Acquisition Proposal would be inconsistent with the Parent Board’s fiduciary duties under applicable Law;

(3) the Parent Board delivers to the Company written notice that the Parent Board intends to make a Parent Change of Recommendation (a “Parent Recommendation Change Notice”) in response to such Parent Acquisition Proposal, which Parent Recommendation Change Notice shall (i) be delivered to the Company at least five (5) Business Days prior to the date on which any Parent Change of Recommendation may occur, (ii) identify the Person making such Parent Acquisition Proposal, attach a copy of such Parent Acquisition Proposal and a copy of the proposed written definitive agreement relating to such Parent Acquisition Proposal (and any other proposed transaction documents), and (iii) set forth in reasonable detail all material terms and conditions of such Parent Acquisition Proposal that are not set forth in such copies;

(4) if requested by the Company, during the period of five (5) Business Days after delivery to the Company of the Parent Recommendation Change Notice and other documents described in clause (3), Parent and its Representatives shall negotiate in good faith with the Company and its Representatives with respect to any proposed modifications of the terms of this Agreement or the transactions contemplated hereby; and

(5) at the end of such period of five (5) Business Days and taking into account any modifications to the terms of this Agreement and the transactions contemplated hereby proposed by the Company in writing (provided that, if there is any subsequent amendment to any material term of such Parent Acquisition Proposal, the Parent Board shall promptly deliver to the Company a new Parent Recommendation Change Notice (including all required information and documents specified in clause (3) above) with respect to such amended Parent Acquisition Proposal and an additional good faith negotiation period of three (3) Business Days (rather than five (5) Business Days otherwise contemplated in clauses (3) and (4) above) from the date of such notice shall be required), the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Parent Acquisition Proposal continues to be a Superior Parent Acquisition Proposal (after taking into account any modifications to the terms of this Agreement and the transactions contemplated hereby proposed by the Company) and that the failure to make such a Parent Change of Recommendation in response to such Parent Acquisition Proposal would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; or

(ii) in connection with a Parent Intervening Event, but only if:

(1) the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that a Parent Intervening Event has occurred and the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law;

(2) the Parent Board provides to the Company a Parent Recommendation Change Notice in response to such Parent Intervening Event, which Parent Recommendation Change Notice shall (i) be delivered to the Company at least five (5) Business Days prior to the date on which any Parent Change of Recommendation may occur and (ii) describe the facts and circumstances relating to such Parent Intervening Event in reasonable detail;

(3) if requested by the Company, during the period of five (5) Business Days after delivery to the Company of the Parent Recommendation Change Notice, Parent and its Representatives shall negotiate in good faith with the Company and its Representatives with respect to any proposed modifications of the terms of this Agreement or the transactions contemplated hereby; and

(4) at the end of such period of five (5) Business Days and taking into account any modifications to the terms of this Agreement or the transactions contemplated hereby proposed by the Company in writing, the Parent Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to make such a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(f) Nothing under this Section 6.5 shall prohibit Parent or the Parent Board from complying with Rule 14d-9, Rule 14e-2, or Item 1012 of Regulation M-A under the Exchange Act, or from making any legally required disclosures to stockholders (including any “stop, look, and listen” communication under Rule 14d-9(f) under the Exchange Act) with regard to a Parent Acquisition Proposal; provided, however, that (i) any such disclosure shall be deemed to be a Parent Change of Recommendation unless such disclosure expressly states that the Parent Board reaffirms the Parent Recommendation and (ii) the foregoing shall not permit Parent or the Parent Board or any committee thereof to effect a Parent Change of Recommendation that is not otherwise permitted by Section 6.5(e).

(g) As used herein:

(i) “Acceptable Parent Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any material respect to Parent than those under the Confidentiality Agreement, including standstill provisions no less favorable in any material respect to the Company than those under the Confidentiality Agreement;

(ii) “Parent Acquisition Proposal” means a bona fide inquiry, proposal, or offer from any Person (except for Parent or one of its Representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, relating to, or that would reasonably be expected to lead to, in a single transaction or series of related transactions, any (1) merger, consolidation, share exchange, division, asset sale or similar transaction pursuant to which such Person or group would acquire, directly or indirectly, assets or businesses of the Parent Entities (including an acquisition of Equity Securities of the Parent Entities) representing 25% or more of the consolidated assets of the Parent Entities or to which 25% or more of the revenue or net income of the Parent Entities on a consolidated basis are attributable, (2) direct or indirect acquisition or issuance of Parent Common Stock representing 25% or more of the outstanding Parent Common Stock, (3) tender offer, exchange offer, or similar transaction that, if consummated, would result in such Person or group’s Beneficially Owning 25% or more of the outstanding Parent Common Stock, (4) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving Parent, or (5) any combination of the foregoing;

(iii) “Parent Intervening Event” means a material event, change, effect, development, or occurrence that was not known to the Parent Board prior to Parent’s execution and delivery of this Agreement (or if known, the consequences of which were not known to the Parent Board or were not reasonably foreseeable), which event, change, effect, or development, or any consequence thereof, becomes known to the Parent Board after Parent’s execution and delivery of this Agreement and before the Parent Stockholder Approval is obtained; provided, however, that in no event shall any of the following be a Parent Intervening Event or be taken into account in determining whether a Parent Intervening Event has occurred: (1) the receipt, existence, or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof; (2) any Regulatory Action undertaken pursuant to Section 6.8; (3) any event, change, effect, development, or occurrence relating to any Company Entity that does not amount to a Company Material Adverse Effect; (4) any change, in and of itself, in the trading price or trading volume of the Parent Common Stock or Company Common Stock; or (5) the fact, in and of itself, that the Company or Parent meets or exceeds (or fails to meet) any internal or published projections, forecasts, estimates, or predictions of revenues, earnings, or other financial or operating metrics for any period; and

(iv) “Superior Parent Acquisition Proposal” means a bona fide written Parent Acquisition Proposal made after the date hereof that the Parent Board has determined, after consultation with its outside legal counsel and a nationally recognized financial advisor, in its good-faith judgment, taking into account all relevant circumstances at the time of determination, including all legal, regulatory, and financial aspects of the proposal (including its conditionality, the existence of any financing contingency, the availability of any debt or equity funding commitments, expected timing, and the likelihood of consummation of the proposal), the identity of the Person making the Parent Acquisition Proposal, and any other factor the Parent Board determines in good faith to be relevant, (1) is reasonably likely to be consummated under its terms and (2) if consummated, would result in a transaction more favorable to the Parent Stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement; provided that, for purposes of the definition of “Superior Parent Acquisition Proposal,” all references to “25%” in the definition of Parent Acquisition Proposal shall be deemed to be references to “50%.”

Section 6.6 Notification of Certain Matters. Parent and the Company shall each use reasonable best efforts to give prompt notice to the other Party if any of the following occur after the date hereof:

(a) receipt of any written notice from any counterparty to a Company Material Contract or Parent Material Contract, as applicable, asserting that the Consent of such counterparty is or may be required in connection with the consummation of the Merger;

(b) receipt of any notice or other substantive communication from any Governmental Authority (except for any notice or substantive communication contemplated by Section 6.8) or NASDAQ in connection with the Merger or the other transactions contemplated hereby; or

(c) the occurrence of an event that would reasonably be expected to (i) prevent or materially delay the consummation of the Closing or (ii) result in the failure of any condition in Article VII to be satisfied;

provided, however, that the delivery of any notice under this Section 6.6 shall not limit or otherwise affect the Parties’ respective rights and remedies available hereunder, nor shall the Party giving such notice be prejudiced with respect to any such matters solely by virtue of having delivered such notice, and no information delivered under this Section 6.6 shall, or shall be deemed to, update any section of any Disclosure Schedule or otherwise qualify or modify any of the Parties’ respective representations and warranties hereunder; provided, further, that any Party’s breach of, or failure to perform or comply with its obligations under, this Section 6.6 shall not be considered a breach of, or a failure to perform or comply with, a covenant or agreement hereunder for purposes of Section 7.2(b) or Section 7.3(b), as applicable, unless the underlying fact or event would independently result in the failure of the condition set forth in Section 7.2(b) or Section 7.3(b), as applicable, to be satisfied.

Section 6.7 Access to Information.

(a) Upon reasonable notice, the Company shall provide Parent and its Representatives reasonable access, during normal business hours throughout the period from the date hereof through the Closing, in furtherance of the consummation of the Merger and the other transactions contemplated hereby to the Company Entities’ properties, books, records, and personnel, and during such period, the Company shall cause to be furnished promptly to Parent and its Representatives all information concerning the Company Entities and their respective businesses, as Parent and its Representatives may reasonably request in connection therewith; provided, further, that the Company shall not be required to provide any such access or information that would (i) result in the disclosure of any trade secrets of third parties or the violation of any Law or any material Contract to which any Company Entity is a party or by which any Company Entity is bound (including any confidentiality obligation of any Company Entity); (ii) jeopardize protections afforded any Company Entity under the attorney-client privilege; provided that the Company shall use reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege; or (iii) involve any physical testing of any nature with respect to any portion of the Company Entities’ properties (including invasive sampling or testing); provided, further, that (A) the Company shall promptly notify Parent in writing if any reason described in the foregoing clause (i) or clause (ii) is applicable to any request for information and (B) if any such access or information is limited for the reasons described in the foregoing clause (i) or clause (ii), Parent and the Company shall use their respective reasonable best efforts to establish a process that (through use of steps such as, without limitation, redactions, provision of information to counsel to review and summarize for Parent, or use of a “clean room” environment for analysis and review of information by appropriate recipients in coordination with counsel and the Company) shall provide Parent with timely access to the fullest extent possible to the substance of the information described in this

Section 6.7(a). All information obtained by Parent and its Representatives under this Section 6.7(a) shall be treated as “Evaluation Material” for purposes of the Confidentiality Agreement. Notwithstanding any other provision hereof, Parent agrees that it shall not, and shall use reasonable best efforts to cause its Representatives not to, prior to the Effective Time, use any information obtained under this Section 6.7(a) for any competitive or other purpose unrelated to the consummation of the Merger; provided, however, that, upon request by the Company, the recipients of such information and any other information contemplated to be provided by the Company pursuant to this Section 6.7(a) (other than Parent), agree to be bound by the Confidentiality Agreement as Representatives of Parent.

(b) Upon reasonable notice, Parent shall provide the Company and its Representatives reasonable access, during normal business hours throughout the period from the date hereof through the Closing, in furtherance of the consummation of the Merger and the other transactions contemplated hereby to the Parent Entities’ properties, books, records, and personnel, and during such period, Parent shall cause to be furnished promptly to the Company and its Representatives all information concerning the Parent Entities and their respective businesses, as the Company or its Representatives may reasonably request in connection therewith; provided, further, that Parent shall not be required to provide any such access or information that would (i) result in the disclosure of any trade secrets of third parties or the violation of any Law or any material Contract to which any Parent Entity is a party or by which any Parent Entity is bound (including any confidentiality obligation of any Parent Entity); (ii) jeopardize protections afforded any Parent Entity under the attorney-client privilege; provided that Parent shall use reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege; or (iii) involve any physical testing of any nature with respect to any portion of the Parent Entities’ properties (including invasive sampling or testing); provided, further, that (A) Parent shall promptly notify the Company in writing if any reason described in the foregoing clause (i) or clause (ii) is applicable to any request for information and (B) if any such access or information is limited for the reasons described in the foregoing clause (i) or clause (ii), the Company and Parent shall use their respective reasonable best efforts to establish a process that (through use of steps such as, without limitation, redactions, provision of information to counsel to review and summarize for the Company, or use of a “clean room” environment for analysis and review of information by appropriate recipients in coordination with counsel and Parent) shall provide the Company with timely access to the fullest extent possible to the substance of the information described in this Section 6.7(b). All information obtained by the Company and its Representatives under this Section 6.7(b) shall be treated as “Evaluation Material” for purposes of the Confidentiality Agreement. Notwithstanding any other provision hereof, the Company agrees that it shall not, and shall use reasonable best efforts to cause its Representatives not to, prior to the Effective Time, use any information obtained under this Section 6.7(b) for any competitive or other purpose unrelated to the consummation of the Merger; provided, however, that, upon request by Parent, the recipients of such information and any other information contemplated to be provided by Parent pursuant to this Section 6.7(b) (other than the Company), agree to be bound by the Confidentiality Agreement as Representatives of the Company.

Section 6.8 Consents, Approvals and Filings; Other Actions.

(a) Without limiting the generality of anything contained in this Section 6.8, each of Parent and the Company shall cooperate with each other and use its (and shall cause their respective Subsidiaries to use their) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, and in no event later than the Outside Date, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports, and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party set forth in Section 4.4 of the Company Disclosure Schedule (including, without limitation, with respect to obtaining releases of Liens under the Existing Company Credit Facility and Existing Company Indenture) or Section 5.4 of the Parent Disclosure Schedule and any Governmental Authority, including under the Antitrust Laws, in order to consummate the transactions contemplated by this Agreement. Parent and the Company shall share equally all filing fees under the Antitrust Laws in connection with the performance of the Parties’ obligations under this Section 6.8.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than September 10, 2020, file any and all notices, reports, and other documents required to be filed by such Party under the HSR Act with respect to the transactions contemplated by this Agreement; and shall use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances, and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the DOJ or the FTC, as applicable, under the HSR Act or by any other Governmental Authority in connection with the transactions contemplated by this Agreement, as well as any information required to be submitted to comply with, a request for additional information in order to commence or end a statutory waiting period; (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement; and (v) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Authority as a condition to granting any consent, permit, authorization, waiver, clearance, and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required with respect to the transactions contemplated by this Agreement.

(c) Without limiting the generality of anything contained in this Section 6.8, each Party hereto shall (i) give the other Parties prompt notice of the making or commencement of any request, litigation, hearing, examination, or Action with respect to the transactions contemplated by this Agreement, (ii) keep the other Parties reasonably informed as to the status of any such request, litigation, hearing, examination, or Action, (iii) promptly inform the other Parties of any substantive communication to or from the FTC, DOJ, or any other Governmental

Authority to the extent regarding the transactions contemplated by this Agreement, or regarding any such request, litigation, hearing, examination, or Action, and provide a copy of all substantive written communications, and (iv) pull and re-file any notice under the HSR Act only if the other Parties agree. Subject to applicable Law, to the extent practicable, each of Parent or the Company, as the case may be, will consult with the other prior to submitting any substantive written materials to any Governmental Authority regarding the information to be submitted relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. Each Party shall consider in good faith and incorporate where appropriate all comments reasonably proposed by the other Parties, as the case may be; provided, however, that, if any such information would be considered competitively sensitive by the disclosing party, such information shall be provided solely to those individuals acting as outside antitrust counsel for the other Parties, provided that such counsel shall not disclose such information to such other Parties and shall enter into or act pursuant to a pre-existing joint defense agreement with the providing party. In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, in connection with any such request, or any, hearing, examination, or Action with respect to the transactions contemplated by this Agreement, each Party will permit authorized Representatives of the other Party to be present at each in-person or telephonic meeting, conference, or other substantive communication relating to such request, hearing, examination, or Action and shall consult with the other party in connection with any document, opinion, or proposal made or submitted to any Governmental Authority in connection with such request, hearing, examination, or Action. Notwithstanding anything to the contrary contained in this Agreement, Parent and the Company shall cooperate in good faith to jointly devise and implement the strategy for obtaining any necessary antitrust or competition clearances, including in connection with the determination of any Regulatory Action, and each of Parent and the Company shall afford the other Party the opportunity to participate equally in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust or competition clearances; provided that Parent or the Company, as applicable, shall not be permitted to participate in any such meetings and communications if it is prohibited from doing so by a Governmental Authority, or to the extent necessary to prevent disclosure of the other Party’s competitively sensitive information.

(d) Notwithstanding anything to the contrary in this Section 6.8, in no event shall either of the Company or Parent, or any of their respective Affiliates, be required to take, or agree to take, any of the following actions: (i) divest, license, hold separate, or otherwise dispose of, or allow a third party to utilize, any portion of its or their respective businesses, assets or Contracts or (ii) any other action that may be required or requested by any Governmental Authority in connection with obtaining the consents, authorizations, orders, or approvals contemplated by this Section 6.8 (each, a “Regulatory Action”), if any such Regulatory Action (individually or in the aggregate) would reasonably be expected to have an adverse effect that is material to Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken as a whole (after giving effect to the Merger and the other transactions contemplated by this Agreement); provided that in no event shall the Company or Parent, or any of their respective Affiliates, be required to take, or agree to take, any Regulatory Action unless such Regulatory Action is conditioned upon the consummation of the Closing.

(e) Subject to its obligations in this Section 6.8, Parent and the Company shall cooperate in good faith and use their respective reasonable best efforts to jointly propose, negotiate, offer to commit, and effect, by consent decree, hold separate order, or otherwise, any and all such actions or otherwise to offer to take or offer to commit (and if such offer is accepted, commit to and take) any such action as may be required to resolve any Governmental Authority’s objections to the transactions contemplated by this Agreement.

(f) Subject to Section 6.8(d), in the event that any Action is commenced challenging the transactions contemplated by this Agreement and such Action seeks, or would reasonably be expected to seek, to prevent, prohibit, or restrict consummation of the transactions contemplated by this Agreement, each of Parent and the Company shall cooperate with the other Party and use its reasonable best efforts to contest any such Action and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(g) Neither Parent nor the Company shall, nor shall it permit its Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person, or division thereof (through acquisition, license, joint venture, partnership, collaboration, or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, Consent, or waiver under Antitrust Laws with respect to the transactions contemplated by this Agreement.

Section 6.9 Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to fulfill and honor in all respects the obligations of the Company Entities imposed under (i) each indemnification agreement in effect on the date hereof between any Company Entity and any Indemnified Person (the “Company Indemnification Agreements”) and (ii) any indemnification provision and any exculpation provision in the Constituent Documents of the Company Entities as in effect on the date hereof. The Constituent Documents of the Surviving Corporation and the Surviving Corporation’s Subsidiaries shall, to the fullest extent permitted by applicable Law, contain provisions related to indemnification and exculpation from liability no less favorable to the Indemnified Persons than the indemnification and exculpation from liability provisions in the Constituent Documents of the Company or its relevant Subsidiaries on the date hereof, and, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Closing Date, such provisions shall not be amended, repealed, or otherwise modified in any manner that adversely affects the rights thereunder of any Indemnified Person.

(b) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Closing Date, Parent shall cause the Surviving Corporation or its applicable Subsidiaries to indemnify and hold harmless, and advance expenses to, the Indemnified Persons against any Loss incurred in connection with any actual or threatened Action arising out of or relating to the Merger, this Agreement, or the transactions contemplated hereby, in each case, to the fullest extent permitted by applicable Law; provided that any such advancement of expenses shall be conditioned upon the Indemnified Person’s (i) executing an undertaking to repay the amounts advanced if it is ultimately determined that such Indemnified Person is not entitled to indemnification and (ii) cooperating with Parent, the Surviving Corporation, and their respective Subsidiaries in the defense of any such matter.

(c) Through the sixth (6th) anniversary of the Closing Date, Parent shall cause the Surviving Corporation or its applicable Subsidiaries, at no expense to the Indemnified Persons who are beneficiaries thereof, to maintain in effect, for the benefit of the Indemnified Persons, the current level and scope of directors’ and officers’ liability insurance coverage in the Company’s current directors’ and officers’ liability insurance policy in effect as of the date hereof; provided, however, that in no event shall the Surviving Corporation be required to expend in any one (1) year an amount in excess of 350% of the annual premium currently payable by the Company related to such current policy (the “Annual Cap”); provided, further, that, if the annual premiums payable for such insurance coverage exceed the Annual Cap, the Surviving Corporation shall obtain from insurance carriers with comparable credit ratings a policy with the greatest coverage available for an annual cost equal to the Annual Cap. In lieu of the obligations in, and notwithstanding anything in, the immediately preceding sentence, the Company, in consultation with Parent, may obtain a prepaid “tail” policy prior to the Effective Time that provides the Indemnified Persons with such directors’ and officers’ liability insurance for a period ending no earlier than the sixth (6th) anniversary of the Closing Date, and Parent shall cause the Surviving Corporation or its applicable Subsidiaries, at no expense to the Indemnified Persons who are beneficiaries thereof, to maintain such policy in effect, for the benefit of the Indemnified Persons; provided that the premium payable for such “tail” policy shall not exceed the Annual Cap.

(d) If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of the Surviving Corporation (or Parent) under this Section 6.9.

(e) From and after the Closing, the Indemnified Persons shall be third-party beneficiaries of this Section 6.9, with full rights of enforcement as if a party hereto. The rights of the Indemnified Persons under this Section 6.9 shall be in addition to, and not in substitution for, any other rights that any such Indemnified Person may have under the applicable Constituent Documents or any Company Indemnification Agreement.

(f) Nothing herein is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence related to the Company Entities for any of their respective directors, officers, or other employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to or in substitution for any such claims under such policies.

(g) For purposes hereof, “Indemnified Person” means any Person who is or was, at any time prior to the Effective Time, an officer or director of any Company Entity, or, while an officer or director of any Company Entity, is or was serving at the request of such Company Entity as a director, officer, partner, member, trustee, administrator, employee, or agent of another Person, including an employee benefit plan.

Section 6.10 Financing.

(a) If requested by Parent, the Company shall, and shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives to, use its and their reasonable best efforts to, and shall reasonably cooperate with Parent and Merger Sub to, (i) redeem all outstanding 5.50% Senior Secured Notes due 2024 (the “Notes”) issued by BMC East, LLC under the Existing Company Indenture (a “Note Redemption”) or (ii) commence any of (1) one or more offers to purchase any or all of the outstanding series of Notes for cash (the “Offers to Purchase”) or (2) one or more offers to exchange any or all of the outstanding Notes for securities issued by any Parent Entity (the “Offers to Exchange”) and, in the case of clause (ii), conduct consent solicitations to obtain from the requisite holders thereof consent to certain amendments to the Existing Company Indenture (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Company Note Offers and Consent Solicitations”); provided that Parent shall be responsible for all Losses incurred by any Company Entity in connection with any Note Redemption or Company Notes Offers and Consent Solicitation, and any Note Redemption, Offer to Purchase, Offer to Exchange, or amendment contemplated by any Consent Solicitation shall be conditioned on, and shall not be consummated prior to, Closing. Any Company Note Offers and Consent Solicitations shall be made on customary terms and conditions (including price to be paid and conditionality) as are reasonably proposed by any Parent Entity, are reasonably acceptable to the Company and are permitted or required by the terms of such Notes, the applicable indentures and applicable Laws, including the Exchange Act and the rules and regulations thereunder.

(b) Subject to receipt of the requisite consents, in connection with any or all of the Consent Solicitations, the Company shall execute supplemental indentures to the Existing Company Indenture in accordance with the terms thereof amending the terms and provisions of the Existing Company Indenture in a form as reasonably requested by Parent and reasonably acceptable to the Company, which supplemental indentures shall not become effective until Closing. At the Parent Entities’ expense, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective controlled Affiliates and Representatives to, on a timely basis, upon the reasonable request of any Parent Entity, provide reasonable assistance and cooperation in connection with any Note Redemption or Company Note Offers and Consent Solicitations (including but not limited to requesting, and using reasonable best efforts to cause, (i) the Company’s independent accountants (and certified independent auditors of any company recently acquired or whose acquisition by the Company is pending of whose financial statements would be required to be included in order for a registration statement filed by the Company to be declared effective) to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations and (ii) the Company’s Representatives to furnish any customary certificates, legal opinions, or negative assurance letters in connection with the Company Note Offers and Consent Solicitations). The dealer manager, solicitation agent, information agent, depositary, or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by the Parent Entities and reasonably acceptable to the Company and their fees and out-of-pocket expenses will be paid directly by Parent.

(c) Notwithstanding any other provision herein, prior to the Effective Time, the Company shall not give notice of, commence, or consummate any Note Redemption, Offers to Purchase, Offers to Exchange or Consent Solicitations without the prior written consent of Parent.

(d) The Company shall cause the agent under the Existing Company Credit Facility to deliver an executed payoff letter (the “Payoff Letter”) with respect to the Existing Company Credit Facility, in customary form reasonably acceptable to the Company and Parent, at least two (2) Business Days prior to the Closing Date; provided that such Payoff Letter shall be contingent upon the occurrence of the Closing, unless otherwise agreed by the Company.

(e) From the date of this Agreement until the Effective Time the Company shall, and shall cause the Company Entities to, reasonably cooperate with Parent, as reasonably requested by Parent in connection with Parent’s debt financing activities, including by permitting Parent’s financing sources, as Representatives of Parent, to have reasonable access, during normal business hours in accordance with and subject to the other terms hereof, including the limitations set forth in Section 6.7(a), to the Company Entities’ properties, borrowing base, books, records, personnel, and information systems, including cash management and accounting systems and policies and procedures relating thereto (including conducting commercial finance examinations and inventory, equipment and real property appraisals). Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company Entities in connection with any such cooperation and (ii) if this Agreement is terminated and the Closing does not occur, shall indemnify and hold harmless the Company Entities from and against any and all losses suffered or incurred by any of them of any type in connection with any such cooperation, the arrangement of any debt financing in connection therewith, and any information provided or used in connection therewith, in each case, other than to the extent such losses arise out of (A) historical information provided by the Company Entities or their Representatives to Parent for use by Parent in connection with the arrangement of any debt financing being materially incorrect or materially misleading or (B) the bad faith, fraud, gross negligence, or willful misconduct of, or breach of this Section 6.10 by, the Company Entities or their Representatives.

Section 6.11 Stock Exchange Listing; Blue-Sky Laws; Delisting.

(a) Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on NASDAQ, subject to official notice of issuance, prior to the Effective Time, and the Company shall reasonably cooperate with Parent in connection therewith, including by providing all information reasonably requested by Parent in connection therewith. Parent shall use reasonable best efforts to take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance, except for qualifying to do business in any jurisdiction in which Parent is not currently so qualified.

(b) Prior to the Effective Time, upon Parent’s request, the Company shall use reasonable best efforts to cause the delisting of the Company Common Stock from NASDAQ and the termination of the Company’s registration under the Exchange Act, in each case, as soon as reasonably practicable following the Effective Time, subject to compliance with the Company’s obligations under the Exchange Act. Prior to the Effective Time, the Company shall not delist, or take action to cause the delisting of, the Company Common Stock from NASDAQ.

Section 6.12 Section 16 Matters. Prior to the Effective Time, each of the Parent Board and the Company Board (or duly formed committees thereof consisting solely of two or more non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)) shall take all such actions as may be necessary or appropriate to cause any dispositions of Company Common Stock (including derivative securities related to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities related to Parent Common Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or shall become subject to such reporting requirements with respect to Parent, in each case, resulting from the transactions contemplated hereby to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

Section 6.13 Employee Benefit Matters.

(a) For a period of one (1) year immediately following the Effective Time (or if shorter, during the relevant period of employment), Parent shall provide, or shall cause to be provided, to each employee of any Company Entity immediately prior to the Effective Time who continues to be employed by Parent or any of its Subsidiaries (other than any such employee who is covered by a Collective Bargaining Agreement as of the Effective Time (the “Union Employees”)) following the Effective Time (each, a “Continuing Employee”) with (i) annual base salary or annual wage rate and annual target cash bonus opportunity that, in the aggregate, are no less favorable than the annual base salary or annual wage rate and annual target cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (excluding defined benefit pension, retiree medical, and equity or equity-based compensation) that are substantially comparable in the aggregate to either (x) the employee benefits provided to similarly situated employees of the Parent Entities, or (y) the employee benefits provided to such Continuing Employee by the applicable Company Entity immediately prior to the Effective Time, as determined by Parent in its sole discretion; provided that, with respect to employee benefits that are severance payments and/or benefits, any Continuing Employee who undergoes an “involuntary termination” (or other similar term) under any severance plan, program, policy or other arrangement (any such arrangement, a “Severance Plan”) within twelve (12) months following the Effective Time, such Continuing Employee shall be entitled to a minimum of at least two (2) weeks of severance pay (as calculated under the applicable Severance Plan), regardless of any service requirement or other waiting period otherwise required under the terms of such Severance Plan. With respect to any Union Employee, Parent shall cause each applicable Subsidiary to provide such compensation and benefits as are required to be provided to such Union Employee pursuant to the terms of any applicable Collective Bargaining Agreement.

(b) For all purposes (including purposes of vesting, eligibility to participate, and level of benefits) under any benefit plans, policies, programs, contracts, agreements, or arrangements of the Parent Entities to the extent such plans provide benefits to any Continuing Employee or Union Employee on or after the Effective Time (excluding the Company Benefit Plans) (the “Parent Plans”), each such Continuing Employee or Union Employee shall be credited with his or her years of service with the Company Entities before the Effective Time, to the same extent as such Continuing Employee or Union Employee was entitled, before the Effective Time, to credit for such service under any Company Benefit Plan in which such Continuing Employee or Union Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing service credit shall not be required to apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, (ii) for purposes of eligibility, vesting, or benefit accruals under any defined benefit pension plan or equity compensation plan, and (iii) for purposes of eligibility, vesting or benefit accruals under any retiree medical or welfare arrangement. In addition, and without limiting the generality of the foregoing, for any Parent Plans that are welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent, the Surviving Corporation or any of their respective Subsidiaries (“Parent Welfare Company Benefit Plans”), in which a Continuing Employee or Union Employee may be eligible to participate on or after the Effective Time, Parent, the Surviving Corporation and their respective Subsidiaries shall (1) waive all limitations as to eligibility waiting periods and preexisting and actively at-work conditions, if any, related to participation and coverage requirements applicable to each Continuing Employee or Union Employee (and each covered dependent, spouse or beneficiary) under any Parent Welfare Company Benefit Plan to the same extent waived or otherwise satisfied under a comparable Company Benefit Plan, and (2) provide, credit to each Continuing Employee or Union Employee (and each covered dependent, spouse or beneficiary) for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee or Union Employee (or covered dependent, spouse or beneficiary) under the Company Benefit Plans during the relevant plan year, up to and including the Effective Time.

(c) If requested by Parent no later than ten (10) Business Days prior to the Closing Date, effective as of the day immediately prior to the Closing Date and contingent upon the occurrence of the Closing, the Company shall terminate or cause the termination of each U.S. tax-qualified defined contribution plan provided to current and former employees of the Company Entities (each, a “Company Qualified Plan”). In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent Qualified Plan”), to permit each Continuing Employee or Union Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Company Qualified Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee or Union Employee from such Company Qualified Plan to the corresponding Parent Qualified Plan. If the Company Qualified Plan is terminated as described herein, the Continuing Employees and Union Employees shall be eligible to participate in a Parent Qualified Plan as of the Closing Date. All resolutions or notices to participants issued, adopted, or executed in connection with the termination of any Company Qualified Plan described herein shall be subject to Parent’s reasonable prior review and comment.

(d) Nothing in this Section 6.13 shall be treated as an amendment, establishment or termination of, or undertaking to amend, establish or terminate, any Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement. The provisions of this Section 6.13 are solely for the benefit of the respective parties to this Agreement, and nothing in this Section 6.13, express or implied, shall confer upon any Continuing Employee, Union Employee, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or service or continued employment or service for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such Continuing Employee, Union Employee, or other Person under a Company Benefit Plan that such Continuing Employee, Union Employee, or beneficiary or other Person would not otherwise have under the terms of that Company Benefit Plan.

Section 6.14 Stock Award Schedule. No earlier than seven (7) Business Days prior to the anticipated Closing Date (the “Stock Award Reference Date”), and no later than three (3) Business Days prior to the anticipated Closing Date, the Company shall provide Parent a list of all outstanding Company Equity Awards as of the close of business on the Stock Award Reference Date, including: (i) the name of each holder thereof and whether such holder is currently employed by a Company Entity, (ii) the type of award and number of shares of Company Common Stock related thereto (and, if applicable, assuming target levels of achievement for any performance-vesting awards), (iii) the name of the applicable Company Stock Plan under which the award was granted, and (iv) the date of grant and vesting terms, in each case, as of the Stock Award Reference Date. Following such delivery, the Company shall promptly (and in no event later than the day immediately prior to the Closing Date) provide Parent with a list of any changes to the information set forth therein occurring since the Stock Award Reference Date.

Section 6.15 Transaction-Related Litigation. In the event that any Action related to this Agreement, the Merger, the Parent Stock Issuance, or the other transactions contemplated hereby is brought against the Company, Parent or their respective directors or Affiliates (“Transaction-Related Litigation”), including any such Action brought by one or more holders of Equity Securities of the Company or Parent (on their own behalf or on behalf of the Company or Parent, respectively), then the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction-Related Litigation and shall keep the other Party informed on a current basis of the status thereof. Each of the Company and Parent shall give the other Party the opportunity, at the other Party’s sole expense, to participate in, but not control, the defense and settlement of any such Transaction-Related Litigation; provided, however, that neither the Company nor Parent shall settle, cease to defend, or consent to the entry of any judgment in any Transaction-Related Litigation without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

Section 6.16 Certain Tax Matters.

(a) The Parties shall (and shall cause their respective Subsidiaries to) (i) use their respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, (ii) not take any action nor fail to take any action if such action or such failure is intended or is reasonably likely to prevent or impede the Merger from qualifying for the Intended

Tax Treatment, and (iii) use their respective reasonable best efforts to obtain the opinions described in Section 7.2(d) and Section 7.3(d) hereof. For purposes of allowing counsel to render any tax opinion (i) to be filed in connection with the filing of the Form S-4 or (ii) described in Section 7.2(d) and Section 7.3(d), regarding the qualification of the Merger for the Intended Tax Treatment, each Party shall execute and deliver officer’s certificates containing appropriate representations and warranties that are customary for the transactions contemplated hereby at such time or times as may be reasonably requested by such counsel.

(b) Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(c) The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 6.17 Company Entity Resignations. Upon written request by Parent prior to the Effective Time, the Company shall use reasonable best efforts to deliver, or cause to be delivered, to Parent prior to the Effective Time written resignation letters executed by such directors of any Company Entities (other than the Company) in office immediately prior to the Effective Time, as shall be requested by Parent in writing, which resignations shall be effective immediately upon (but conditioned on and subject to the occurrence of) the Effective Time.

Section 6.18 State Takeover Statutes. If any Takeover Law becomes, or purports to become, applicable to the Merger or any other transaction contemplated hereby, each Party shall grant any approvals and take any actions that are necessary so that such Merger and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger or the other transactions contemplated hereby.

Section 6.19 Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, in each case, on the terms and conditions set forth in this Agreement. Promptly following the execution and delivery of this Agreement, Parent shall execute and deliver in accordance with applicable Law and its certificate of incorporation and bylaws, in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Obligations of Each Party. The respective obligations of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver in writing by Parent and the Company, to the extent permitted by applicable Law) prior to the Closing of each of the following conditions:

(a) Stockholder Approvals. Each of the Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(b) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Parent Stock Issuance shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(c) No Legal Restraint. No Order, whether preliminary, temporary, or permanent, shall have been issued or entered by any Governmental Authority of competent jurisdiction and remain in effect, and no Law shall have been enacted or promulgated and remain in effect that enjoins, prevents, makes illegal, or prohibits the consummation of the Merger or the Parent Stock Issuance (any such Law, a “Legal Restraint”).

(d) Form S-4. The Form S-4 Effectiveness Time shall have occurred, and the Form S-4 shall not be the subject of any stop order or pending Action by the SEC seeking a stop order.

(e) Antitrust Approval. The waiting period under the HSR Act applicable to the transactions contemplated hereby (and any extension thereof) shall have expired or been terminated (“HSR Clearance”).

(f) Parent Charter Amendment. The Parent Charter Amendment shall have been duly executed and filed with the Secretary of State of the State of Delaware and shall have become effective as of immediately prior to the Effective Time.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Closing are subject to the satisfaction (or waiver in writing by Parent, to the extent permitted by applicable Law) prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each representation and warranty in Article IV (except for the representations and warranties in Section 4.1(a), Section 4.1(b), Section 4.2(a), Section 4.2(b), Section 4.2(e), Section 4.3, Section 4.6(c)(ii), and Section 4.17) shall be true and correct in all respects (read, for purposes of this Section 7.2(a)(i) only, without any qualification as to “material,” “in all material respects,” “Company Material Adverse Effect” or materiality) as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been so true and correct as of such date), except for any failure of such representations and warranties to be so true and correct as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (ii) each representation and warranty in Section 4.6(c)(ii) shall be true and correct in all respects as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date), and (iii) each representation and warranty in Section 4.1(a), Section 4.1(b), Section 4.2(a), Section 4.2(b), Section 4.2(e), Section 4.3 and Section 4.17 shall be true and correct in all material respects as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been true and correct in all material respects as of such date).

(b) Covenants and Agreements. The Company shall have performed in all material respects all of its obligations and agreements set forth in this Agreement required to be performed by it prior to Closing and shall have complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by the Company prior to or at the Closing.

(c) No Company Material Adverse Effect. Since the date hereof, no Company Material Adverse Effect shall have occurred and be continuing and no event, change, effect, development, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect shall have occurred and be continuing.

(d) Tax Opinion. Parent shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Parent’s Counsel”) or another nationally recognized law firm that is reasonably acceptable to Parent (which shall be deemed to include Simpson Thacher & Bartlett LLP (“Company’s Counsel”)) (such firm, “Parent’s Replacement Counsel”), dated as of the Closing Date, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Parent’s Counsel (or Parent’s Replacement Counsel, if applicable) shall be entitled to rely upon the representations contained in the officers’ certificates of Parent and the Company referred to in Section 6.16(a) hereto and upon such other representations as the counsel rendering such tax opinion reasonably deems relevant.

(e) Certificate. Parent shall have received a certificate, dated as of the Closing Date and duly executed by an executive officer of the Company, certifying as to the satisfaction of all conditions in Section 7.2(a), Section 7.2(b), and Section 7.2(c).

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Closing is subject to the satisfaction (or waiver in writing by the Company, to the extent permitted by applicable Law) prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each representation and warranty in Article V (except for the representations and warranties in Section 5.1(a), Section 5.1(b), Section 5.2(a), Section 5.2(b), Section 5.2(e), Section 5.3, Section 5.6(c)(ii), and Section 5.17) shall be true and correct in all respects (read, for purposes of this Section 7.3(a)(i) only, without any qualification as to “material,” “in all material respects,” “Parent Material Adverse Effect” or materiality) as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been so true and correct as of such date), except for any failure of such representations and warranties to be so true and correct as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each representation and warranty in Section 5.6(c)(ii) shall be true and correct in all respects as of the date hereof and as of the Closing as if made on the

Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date), and (iii) each representation and warranty in Section 5.1(a), Section 5.1(b), Section 5.2(a), Section 5.2(b), Section 5.2(e), Section 5.3 and Section 5.17 shall be true and correct in all material respects as of the date hereof and as of the Closing as if made on the Closing (except to the extent any such representation or warranty expressly speaks as of the date hereof or any other specific date, in which case such representation or warranty shall have been true and correct in all material respects as of such date).

(b) Covenants and Agreements. Each of Parent and Merger Sub shall have performed in all material respects all of its obligations and agreements set forth in this Agreement required to be performed by it prior to Closing and shall have complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c) No Parent Material Adverse Effect. Since the date hereof, no Parent Material Adverse Effect shall have occurred and be continuing and no event, change, effect, development, or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect shall have occurred and be continuing.

(d) Tax Opinion. The Company shall have received the written opinion of Company’s Counsel or another nationally recognized law firm that is reasonably acceptable to the Company (which shall be deemed to include Parent’s Counsel) (such firm, “Company’s Replacement Counsel”), dated as of the Closing Date, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Company’s Counsel (or Company’s Replacement Counsel, if applicable) shall be entitled to rely upon the representations contained in the officers’ certificates of Parent and the Company referred to in Section 6.16(a) hereto and upon such other representations as the counsel rendering such tax opinion reasonably deems relevant.

(e) Certificate. The Company shall have received a certificate, dated as of the Closing Date and duly executed by an executive officer of Parent, certifying as to the satisfaction of all conditions in Section 7.3(a), Section 7.3(b), and Section 7.3(c).

ARTICLE VIII

TERMINATION

Section 8.1 Termination.

(a) Termination by Mutual Agreement. Parent and the Company shall have the right to terminate this Agreement at any time prior to the Effective Time by mutual agreement in writing, whether before or after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained.

(b) Termination by Either Parent or the Company. Each of Parent and the Company shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained, if:

(i) the Closing has not occurred prior to 5:00 p.m., Eastern Time, on May 26, 2021 (the “Outside Date”); provided, however, that, if, at 5:00 p.m., Eastern Time, on the Outside Date, all of the conditions in Article VII have been satisfied or duly waived by all Parties entitled to the benefit thereof (except for (1) the condition in Section 7.1(c) (but only if the applicable Legal Restraint relates to Antitrust Laws) or Section 7.1(e) and (2) any other condition that by its nature is to be satisfied at the Closing (provided that such condition would be capable of being satisfied if the Closing Date were the Outside Date)), then the Outside Date shall automatically be extended to August 26, 2021; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a Party if the failure of the Closing to have occurred prior to 5:00 p.m., Eastern Time, on the Outside Date (as it may be extended under this Section 8.1(b)(i)) was primarily caused by, or resulted from, such Party’s (or, in the case of Parent, Merger Sub’s) breach of, or failure to perform or comply with, any of its covenants or agreements hereunder;

(ii) a Legal Restraint shall have been issued, entered, promulgated, or enacted and shall remain in effect and become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a Party if the existence of such Legal Restraint was primarily caused by, or resulted from, such Party’s (or, in the case of Parent, Merger Sub’s) breach of, or failure to perform or comply with, any of its covenants or agreements hereunder;

(iii) the Parent Stockholder Approval is not obtained at the Parent Stockholders Meeting or at any adjournment or postponement thereof at which a vote on the approval of the Parent Stock Issuance was taken; or

(iv) the Company Stockholder Approval is not obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

(c) Termination by Parent. Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, if:

(i) at any time prior to the Company’s receipt of the Company Stockholder Approval, (A) the Company Board or a committee thereof effects a Company Change of Recommendation (regardless of whether such Company Change of Recommendation was permitted under Section 6.4(e)); or (B) the Company shall have breached any of the Company’s obligations under Section 6.4 in any material respect; provided, however, that in no event shall Parent be entitled to terminate this Agreement pursuant to this Section 8.1(c)(i) following the Company’s receipt of the Company Stockholder Approval; or

(ii) the Company shall have breached, or failed to perform or comply with, any of its covenants or agreements hereunder, or any of the Company’s representations or warranties hereunder fails to be accurate, which failure (1) would give rise to the failure of a condition in Section 7.2(a) or Section 7.2(b) to be satisfied and (2) is not reasonably capable of being cured by the Company by the Outside Date (as it may be extended under Section 8.1(b)(i)) or, if reasonably capable of being cured by the Company by the Outside Date (as it may be extended under Section 8.1(b)(i)), is not cured by the Company within thirty (30) days after Parent delivers written notice of such failure to the Company; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.1(c)(ii) if Parent or Merger Sub have breached, or failed to perform or comply with, any of the covenants or agreements hereunder, or any of Parent’s or Merger Sub’s respective representations or warranties hereunder fails to be accurate, in each case, which breach or failure would give rise to the failure of a condition in Section 7.3(a) or Section 7.3(b).

(d) Termination by the Company. The Company shall have the right to terminate this Agreement at any time prior to the Effective Time, if:

(i) at any time prior to Parent’s receipt of the Parent Stockholder Approval, (A) the Parent Board or a committee thereof effects a Parent Change of Recommendation (regardless of whether such Parent Change of Recommendation was permitted under Section 6.5(e)); or (B) Parent shall have breached any of Parent’s obligations under Section 6.5 in any material respect; provided, however, that in no event shall the Company be entitled to terminate this Agreement pursuant to this Section 8.1(d)(i) following Parent’s receipt of the Parent Stockholder Approval; or

(ii) any of Parent or Merger Sub shall have breached, or failed to perform or comply with, any of their respective covenants or agreements hereunder, or any of Parent’s or Merger Sub’s respective representations or warranties hereunder fails to be accurate, which failure (1) would give rise to the failure of a condition in Section 7.3(a) or Section 7.3(b) to be satisfied and (2) is not reasonably capable of being cured by Parent or Merger Sub, as applicable, by the Outside Date (as it may be extended under Section 8.1(b)(i)) or, if reasonably capable of being cured by Parent or Merger Sub, as applicable, by the Outside Date (as it may be extended under Section 8.1(b)(i)), is not cured by Parent or Merger Sub, as applicable, within thirty (30) days after the Company delivers written notice of such failure to Parent; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.1(d)(ii) if the Company has breached, or failed to perform or comply with, any of its covenants or agreements hereunder, or any of the Company’s representations or warranties hereunder fails to be accurate, in each case, which breach or failure would give rise to the failure of a condition in Section 7.2(a) or Section 7.2(b).

Section 8.2 Effect of Termination. This Agreement may be terminated only pursuant to Section 8.1. In order to terminate this Agreement pursuant to Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties in accordance with Section 9.4, specifying the subsection of Section 8.1 pursuant to which such termination is effected. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall immediately become void and of no effect, and no Party (or any other Person) shall have any further Liability, whether arising before, at, or after such termination, arising out of or related to this Agreement or the transactions contemplated hereby or the negotiation, execution, performance, or subject matter hereof, except that (a) the last two sentences of Section 6.7(a) and of Section 6.7(b), the last sentence of Section 6.10(e), this Section 8.2, Section 8.3, and Article IX (other than

Section 9.10), and the Parties’ Liabilities under each of the foregoing shall survive such termination and remain in full force and effect in accordance with their terms and (b) except as provided in Section 8.3(c), no such termination shall relieve any Party from Liability for any fraud in the making of such Party’s representations and warranties set forth in Article IV and Article V, as applicable, or any Willful Breach by such Party occurring prior to such termination. No termination hereof shall affect the Parties’ respective obligations under the Confidentiality Agreement, all of which obligations shall survive any termination hereof under their terms.

Section 8.3 Termination Fee; Expense Reimbursements.

(a) Company Termination Fee Payable to Parent. If this Agreement is terminated by:

(i) Parent pursuant to Section 8.1(c)(i); or

(ii) either Parent or the Company pursuant to Section 8.1(b)(iv) or Section 8.1(b)(i) (but only if the Parent Stockholder Approval shall have been obtained at the time of such termination) and, in such case, (A) after the execution of this Agreement and prior to the Company Stockholders Meeting, a Company Acquisition Proposal shall have been publicly disclosed and not withdrawn and (B) within twelve (12) months after such termination, any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal that is subsequently consummated (provided that, for purposes of this Section 8.3(a)(ii), the references to “twenty-five percent (25%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

then, in any such case, the Company shall pay to Parent, by wire transfer of immediately available funds in accordance with wiring instructions delivered by Parent to the Company, a fee of $66,000,000 in cash (the “Company Termination Fee”), in the case of clause (i), no later than two (2) Business Days after the date of such termination; and in the case of clause (ii), prior to or concurrently with the earlier of the execution of such definitive agreement or the consummation of such Company Acquisition Proposal. Upon payment of the Company Termination Fee, except for Enforcement Costs that may be payable pursuant to Section 8.3(c), the Company shall have no further liability to Parent.

(b) Parent Termination Fee Payable to the Company. If this Agreement is terminated by:

(i) the Company pursuant to Section 8.1(d)(i); or

(ii) either the Company or Parent pursuant to Section 8.1(b)(iii) or Section 8.1(b)(i) (but only if the Company Stockholder Approval shall have been obtained at the time of such termination) and, in such case, (A) after the execution of this Agreement and prior to the Parent Stockholders Meeting, a Parent Acquisition Proposal shall have been publicly disclosed and not withdrawn and (B) within twelve (12) months after such termination, any Parent Acquisition Proposal is consummated or Parent enters into a definitive agreement with respect to any Parent Acquisition Proposal that is subsequently consummated (provided that, for purposes of this Section 8.3(b)(ii), the references to “twenty-five percent (25%)” in the definition of Parent Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

then, in any such case, Parent shall pay to the Company, by wire transfer of immediately available funds in accordance with wiring instructions delivered by the Company to Parent, a fee of $100,000,000 in cash (the “Parent Termination Fee” and, together with the Company Termination Fee, each a “Termination Fee”), in the case of clause (i), no later than two (2) Business Days after the date of such termination; and in the case of clause (ii), prior to or concurrently with the earlier of the execution of such definitive agreement or the consummation of such Parent Acquisition Proposal. Upon payment of the Parent Termination Fee, except for Enforcement Costs that may be payable pursuant to Section 8.3(c), Parent shall have no further liability to the Company.

(c) Other Agreements.

(i) For purposes of this Section 8.3(c), a “Termination Fee Obligor” shall mean any Party who becomes obligated to pay a Termination Fee pursuant to Section 8.3(a) or Section 8.3(b), and a “Termination Fee Recipient” shall mean any Party who becomes entitled to the receive a Termination Fee pursuant to Section 8.3(a) or Section 8.3(b).

(ii) The covenants and agreements under this Section 8.3 are an integral part of the transactions contemplated hereby, and without such covenants and agreements, the Parties would not have entered into this Agreement. Each of the Parties acknowledges that payment of a Termination Fee is not a penalty, but rather a reasonable amount that will compensate a Termination Fee Recipient for the efforts and resources expended, and opportunities foregone, while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, including the Merger. If a Termination Fee Obligor fails to pay promptly any amount due pursuant to Section 8.3(a) or Section 8.3(b), as applicable, and in order to obtain such payment, the Termination Fee Recipient commences an Action that results in a judgment against the Termination Fee Obligor for any amount owed by such Termination Fee Obligor pursuant to Section 8.3(a) or Section 8.3(b), as applicable, the Termination Fee Obligor shall reimburse the Termination Fee Recipient for its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received (collectively, “Enforcement Costs”).

(iii) Notwithstanding anything herein to the contrary (including Section 8.2), if this Agreement is terminated under circumstances in which a Termination Fee Obligor is required to pay a Termination Fee and such fee is paid, (1) payment by the Termination Fee Obligor of such Termination Fee, together with any costs and expenses owed by the Termination Fee Obligor pursuant to Section 8.3(c)(ii), shall be the Termination Fee Recipient’s sole and exclusive remedy for any Actions, Liabilities, and Losses suffered or incurred by such Termination Fee Recipient or any of its Affiliates or Representatives that may be based on this Agreement, arise out of this Agreement, or relate hereto or the negotiation, execution, performance, or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (2) upon payment by the Termination Fee Obligor of such

Termination Fee, together with any costs and expenses owed by the Termination Fee Obligor pursuant to Section 8.3(c)(ii), the Termination Fee Recipient and its Affiliates and Representatives shall have no further Liability arising out of or related to this Agreement or the transactions contemplated hereby or the negotiation, execution, performance, or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (3) the Termination Fee Recipient shall not have, and expressly waives and relinquishes, any other right, remedy, or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on this Agreement, arise out of this Agreement, or relate hereto or the negotiation, execution, performance, or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, and (4) the maximum aggregate Liability of a Termination Fee Obligor and its Affiliates and Representatives to a Termination Fee Recipient arising out of or related to this Agreement or the transactions contemplated hereby or the negotiation, execution, performance, or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, shall not exceed such Termination Fee, together with any costs and expenses owed by the Termination Fee Obligor pursuant to Section 8.3(c)(ii), and the Termination Fee Recipient and its Affiliates and Representatives shall not seek to recover monetary damages in excess of such amount, other than (in each case) any Liability for any fraud in the making of the Termination Fee Obligor’s representations and warranties set forth in Article IV and Article V, as applicable. Notwithstanding anything herein to the contrary (including Section 8.2), in no event shall a Termination Fee Obligor be required to pay to a Termination Fee to a Termination Fee Recipient more than once. For the avoidance of doubt, nothing in this Section 8.3 shall be deemed to relieve either Party from any liability or obligation under Section 9.12.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification. This Agreement may be amended, modified, and supplemented in any and all respects, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, only by the written agreement of each of the Parties; provided, however, that this Agreement shall not be amended, modified, or supplemented after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained unless, to the extent required by applicable Law or the rules and regulations of NASDAQ, approved by the Company Stockholders or the Parent Stockholders, as applicable.

Section 9.2 Extension; Waiver. At any time prior to the Effective Time, each Party may (a) extend the time for the performance of any obligation or other act of the other Parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other Parties, or (c) subject to the proviso of Section 9.1, waive compliance with any covenant or agreement hereunder of the other Parties or any of its conditions to the Closing in Article VII; provided that any such extension or waiver shall be set forth in an instrument in writing signed on behalf of such extending or waiving Party. Except as required by applicable Law, no waiver hereof shall require the approval of the Company Stockholders or the Parent Stockholders. The failure of any Party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any Party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.

Section 9.3 No Other Representations or Warranties; No Survival of Representations and Warranties.

(a) Except for the representations and warranties in Article IV, each of Parent and Merger Sub acknowledges and agrees that (i) none of the Company or any of its Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby, and (ii) each of Parent and Merger Sub has relied solely upon such representations and warranties in Article IV and its own independent investigation and has not relied on, or been induced by, any other representation or warranty, or other statement, of the Company or any of its Affiliates or Representatives, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in any electronic data room or management presentations in expectation of the Merger or otherwise or the accuracy or completeness thereof, in making their respective determination to enter into this Agreement and proceed with the transactions contemplated hereby. Nothing herein, including this Section 9.3(a), shall eliminate or limit Parent’s or Merger Sub’s available remedies for any fraud in the making of the Company’s representations and warranties set forth in Article IV.

(b) Except for the representations and warranties in Article V, the Company acknowledges and agrees that (i) none of Parent, Merger Sub, or any of their respective Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby, and (ii) the Company has relied solely upon such representations and warranties in Article V and its own independent investigation and has not relied on, or been induced by, any other representation or warranty, or other statement, of Parent, Merger Sub, or any of their respective Affiliates or Representatives, including any information, documents, projections, forecasts or other material made available to the Company in any electronic data room or management presentations in expectation of the Merger or otherwise or the accuracy or completeness thereof, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby. Nothing herein, including this Section 9.3(b), shall eliminate or limit the Company’s available remedies for any fraud in the making of Parent’s and Merger Sub’s representations and warranties set forth in Article V.

(c) None of the representations and warranties herein or in any schedule, instrument, or other document delivered hereunder, and no covenant or agreement that is to be performed on or prior to the Closing, shall survive the Effective Time.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand, (b) when sent by electronic transmission (if the sender does not receive a “bounceback” message within twenty-four (24) hours), or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier, in each case, at the following addresses (or to such other address as a Party may have specified by notice given to the other Party under this provision):

(a) if to Parent or Merger Sub, to:

Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

Attention:   Donald F. McAleenan

Email:         don.mcaleenan@bldr.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware

Attention:    Allison L. Land

Email:         Allison.land@skadden.com

(b) if to the Company, to:

BMC Stock Holdings, Inc.

4800 Falls of Neuse Road, Suite 400

Raleigh, North Carolina

Attention:    Timothy D. Johnson

Email:         tim.johnson@buildwithbmc.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:    Eric M. Swedenburg

                    Sebastian Tiller

Email:         eswedenburg@stblaw.com

                    stiller@stblaw.com

Section 9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which together shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been executed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (pdf)), it being understood that all Parties need not sign the same counterpart.

Section 9.6 Entire Agreement; Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement (a) are the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties related to the subject matter hereof and thereof and (b) are not intended to confer any rights, benefits, remedies, or Liabilities on any Person other than the Parties and their respective successors and permitted assigns, except (i) following the Effective Time, the rights of the holders of Converted Shares to receive their proportionate share of the Merger Consideration in accordance with Article III, any cash in lieu of fractional shares pursuant to Section 3.3, and any dividends or other distributions payable under Section 3.4(d) and the rights of holders of Non-Employee Stock Options, Company RSUs, and Company PSUs to receive the consideration provided in Section 3.6 in accordance with the terms and conditions thereof, and (ii) as provided in Section 6.9(e).

Section 9.7 Severability. If any term, provision, covenant, or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants, and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired, or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.8 Assignment. Neither this Agreement nor any of the rights, interests, covenants, or agreements hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests, and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Parent, in which event all references to Merger Sub in this Agreement shall be deemed to be references to such other entity, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other as of the date of such assignment; provided that no such assignment shall relieve the assigning Party of its obligations hereunder or impair or delay the consummation of the Merger or any of the other transactions contemplated hereby. This Agreement shall be binding on, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.9 Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement, or relate hereto or the negotiation, execution, performance, or subject matter hereof, shall be governed by the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. For any Action or cause of action arising out of or related to this Agreement or the transactions contemplated hereby or the negotiation, execution, performance, or subject matter hereof, each Party (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have jurisdiction, the United States District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (ii) agrees that all such Actions and causes of action shall be heard and determined exclusively pursuant to clause (i) of this Section 9.9, (iii) waives any objection to laying venue in any such Actions or cause of action in such courts, (iv) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party, and (v) agrees that service of process upon such Party in any such Action or cause of action shall be effective if such process is given as a notice under Section 9.4. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR CAUSE OF ACTION THAT MAY BE BASED ON THIS AGREEMENT, ARISE OUT OF THIS AGREEMENT OR RELATE HERETO OR THE NEGOTIATION, EXECUTION, PERFORMANCE OR SUBJECT MATTER HEREOF.

Section 9.10 Remedies. The Parties acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination hereof under Article VIII, each Party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof by another Party and to enforce specifically the performance of the terms and provisions of this Agreement, without proof of actual damages (and each Party waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which a Party is entitled at law or in equity. Each Party further agrees not to assert (i) that a remedy of specific enforcement is unenforceable, invalid, contrary to Law, or inequitable for any reason or (ii) that a remedy of monetary damages would provide an adequate remedy for any such breach. If any Party brings any Action to enforce specifically the performance of terms and provisions of this Agreement prior to the valid termination of this Agreement, the Outside Date shall be automatically extended until such Action is fully and finally resolved. The Parties acknowledge and agree that in no event shall a Party be entitled to (i) obtain both specific performance pursuant to this Section 9.10 and a Termination Fee or (ii) seek specific performance after a Termination Fee has been paid in full to such Party; provided that nothing herein shall prevent a Party from simultaneously seeking specific performance and, in the alternative, payment of the Termination Fee.

Section 9.11 Publicity. Parent and the Company shall consult with each other before issuing, and shall provide each other a reasonable opportunity to review and comment on (and reasonably consider such comments), any press release or any public statement primarily relating to this Agreement or the transactions contemplated hereby, in each case, except for (a) any action pursuant to and in compliance with Section 6.4, (b) any press release or other public statement that is consistent in all material respects with previous press releases or public statements made by a Party as permitted by this Section 9.11, including in investor conference calls, filings with the SEC (including communications filed pursuant to Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act), Q&As or other publicly disclosed documents, (c) as such Party may reasonably determine is required by applicable Law or the rules of NASDAQ (provided that, to the extent not prohibited by applicable Law or the rules of NASDAQ and reasonably practicable, the disclosing Party under this clause (c) shall provide the non-disclosing Party a reasonable opportunity to review any such disclosure), or (d) in connection with any dispute between the Parties relating to this Agreement. Notwithstanding the foregoing, Parent and the Company shall issue a mutually acceptable initial joint press release announcing this Agreement.

Section 9.12 Expenses. Except as otherwise provided herein, all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, except that each of Parent and the Company shall be responsible for fifty percent (50%) of the filing or registration fees payable in connection with (i) the filing of the premerger notification and report forms under the HSR Act and (ii) the filing of the Form S-4 with the SEC.

Section 9.13 Construction.

(a) No Strict Construction. The Parties agree that they have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding, or rule of construction providing that ambiguities in a Contract or other document shall be construed against the Party drafting such Contract or document. Each Party has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any provision hereof.

(b) Time Periods. When calculating the period of time prior to which, within which, or following which any act is to be done or step taken pursuant hereto, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(c) Dollars. Unless otherwise specifically indicated, any reference herein to “$” means United States dollars.

(d) Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e) Articles, Sections, and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section hereof unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

(f) Include. Whenever the words “include,” “includes,” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(g) Hereof. The words “hereof,” “hereto,” “hereby,” “herein,” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision hereof.

(h) Extent. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i) Contracts; Laws. (i) Any Contract referred to herein or in the Disclosure Schedule means such Contract as from time to time amended, modified, or supplemented prior to the Closing, unless otherwise specifically indicated, and (ii) any Law defined or referred to herein means (1) such Law as from time to time amended, modified, or supplemented prior to the date hereof, unless otherwise specifically indicated, and (2) any rules and regulations promulgated under such Law by a Governmental Authority.

(j) Persons. References to a person are also to its successors and permitted assigns.

(k) Exhibits and Disclosure Schedules. The Exhibits hereto and the Disclosure Schedules are incorporated and made a part hereof and are an integral part hereof. The Disclosure Schedules shall be organized into sections that correspond to the Sections hereof. Any information disclosed in any section of a Disclosure Schedule corresponding to a Section in Article IV or Article V shall qualify such Section and any other Section in Article IV or Article V, as applicable, if the relevance of such information to such other Section is reasonably apparent on its face. Each capitalized term used in any Exhibit or in the Disclosure Schedules but not otherwise defined therein has the meaning given to such term herein.

(l) Made Available. Any document or information shall be deemed to have been “made available” to Parent or the Company, as applicable, only if such document or information (i) was uploaded to the “Bolt Virtual Dataroom” or “Project Bobcat Dataroom” electronic data room, respectively, maintained by in connection with the transactions contemplated hereby (including in any “clean room” areas of such data room) at least three (3) days in advance of the date hereof or (ii) was uploaded to and made publicly available in the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database at least three (3) days in advance of the date hereof.

(m) Or. Where the context permits, the word “or” shall not be exclusive and shall mean “and/or.”

Section 9.14 Definitions.

(a) As used herein, each of the following underlined and capitalized terms has the meaning specified in this Section 9.14(a):

“Action” means any suit, action, proceeding, inquiry, arbitration, mediation, audit, hearing or subpoena, civil investigative demand, or other request for information (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with such first Person; provided that, for purposes of the foregoing, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, and any other Laws that are designed to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Area Manager” means, with respect to any Company Entity, any manager whose authority extends to a metropolitan statistical area or larger territory.

“Beneficially Own” means, for any Person with respect to any Equity Security, such Person’s having or sharing, directly or indirectly, through any Contract, relationship, or otherwise, (a) the power to vote, or to direct the voting of, such Equity Security or (b) the power to dispose of, or to direct the disposition of, such Equity Security, and shall otherwise be interpreted consistent with the term “beneficial ownership,” as defined in Rule 13d-3 under the Exchange Act.

“Benefit Plan” means each (a) employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (b) bonus, stock option, stock purchase, restricted stock, equity or equity-based award, phantom equity, incentive, deferred compensation, retirement, pension, profit sharing, retiree medical, life insurance, supplemental retirement, vacation, medical, dental, vision, prescription or fringe benefit, relocation or expatriate benefit, perquisite, disability or sick leave benefit, employee assistance, supplemental unemployment benefit or other benefit plans, programs or arrangements, and (c) employment, termination, severance, change in control, salary continuation, transaction bonus, retention or other contracts or agreements.

“Business Day” means any day except a Saturday, a Sunday, or any other day on which the SEC or the banking institutions in New York, New York, are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any collective bargaining agreement, labor agreement, or any other agreement with a labor union, labor organization, or other employee representative body.

“Company Benefit Plan” means any Benefit Plan (a) to which any Company Entity is a party, (b) sponsored, maintained or contributed to, or required to be maintained or contributed to by any Company Entity, or (c) related to which any Company Entity or any of their ERISA Affiliates has any Liability.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the Common Stock, par value $0.01 per share, of the Company.

“Company Disclosure Schedule” means the disclosure schedule delivered to Parent by the Company concurrently with the Company’s execution and delivery hereof.

“Company Entities” means the Company and the Company Subsidiaries.

“Company Equity Award” means each Company Stock Option, Company PSU, and Company RSU.

“Company Leased Real Property” means real property leased by a Company Entity that is material to the operations of the Company Entities, taken as a whole.

“Company Material Adverse Effect” means any event, change, effect, development, or occurrence that has a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Company Entities, taken as a whole; provided, however, that any event, change, effect, development, or occurrence arising out of any of the following shall not be such a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any change in general U.S. or global economic conditions;

(ii) any change in the general conditions of the industry or industries in which the Company or the Company Subsidiaries operate;

(iii) any change in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets in the United States or elsewhere in the world;

(iv) any change in applicable Law or GAAP (or authoritative interpretations or enforcement thereof) after the date hereof;

(v) any change in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage, or terrorism;

(vi) any hurricane, earthquake, flood, or other natural disaster;

(vii) any pandemic or epidemic (including, without limitation, COVID-19) or any national declaration of emergency by the United States government;

(viii) the public announcement, pendency, or anticipated consummation of the transactions contemplated by this Agreement, or the Company’s performance of its obligations hereunder pursuant to the express requirements hereof, including any impact thereon on the relationships, contractual or otherwise, with customer, suppliers, lessors, vendors, investors, lenders, partners, contractors, or employees of the Company Entities, and the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein;

(ix) any Transaction-Related Litigation with respect to the Company; or

(x) any decline, in and of itself, in the trading price or trading volume of the Company Common Stock, any failure by the Company to meet any internal or published projections, forecasts, estimates, or predictions of revenues, earnings or other financial or operating metrics for any period or any reduction in the credit rating of the Company or any of the Company Subsidiaries (provided that any event, change, effect, development, or occurrence giving rise to or contributing to such decline, failure, or reduction that is not otherwise excluded from the definition of Company Material Adverse Effect may be a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or whether a Company Material Adverse Effect would reasonably be expected to occur);

provided, however, that any event, change, effect, development, or occurrence referred to in clauses (i)–(iv) may be a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or whether a Company Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such event, change, effect, development, or occurrence has a disproportionate adverse effect on the Company Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in the industries in which the Company Entities operate (in which case, only the incremental disproportionate adverse effect may be taken into account when determining whether a Company Material Adverse Effect has occurred or whether a Company Material Adverse Effect would reasonably be expected to occur).

“Company PSU” means each performance-vested restricted stock unit granted pursuant to a Company Stock Plan.

“Company Real Property” means the Company Leased Real Property and the Company Owned Real Property.

“Company Real Property Lease” means any lease, sublease, license, or other agreement for the use or occupancy of Company Leased Real Property leased by any Company Entity.

“Company RSU” means each time-vested restricted stock unit granted pursuant to a Company Stock Plan.

“Company Stock Option” means each option, whether vested or unvested, to purchase a share of Company Common Stock granted pursuant to a Company Stock Plan.

“Company Stock Plans” means, collectively, the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan, and the Company’s 2020 Incentive Compensation Plan, in each case, as amended and/or restated from time to time.

“Company Stockholders” means the holders of Company Common Stock.

“Company Subsidiary” means each of the Subsidiaries of the Company, as listed in the applicable Pre-Signing Company Reports.

“Confidentiality Agreement” means the Confidentiality Agreement, dated February 20, 2020, by and between Parent and the Company.

“Constituent Documents” means, for any Person (other than Parent), the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any written or oral agreement, commitment, instrument, note, bond, debenture, mortgage, indenture, deed of trust, license, lease, or other binding obligation or arrangement, and, as used herein, “Contract” shall include any series of related agreements, commitments, instruments, notes, bonds, debentures, mortgages, indentures, deeds of trust, licenses, or leases; provided that, other than with respect to Section 6.1(b)(x) and Section 6.2(b)(x), all purchase orders made under or pursuant to a master agreement which by their terms provide for ongoing or recurring purchases of goods (rather than a one-time purchase of goods) shall, together with such master agreement, constitute a single Contract.

“COVID-19 Response” means any actions taken or omitted in response to the COVID-19 pandemic and the effects resulting from such taken or omitted actions (including (a) any required or recommended quarantines, travel restrictions, “stay-at-home” orders, social distancing measures, or other safety measures, (b) workforce reductions, workplace or worksite shutdowns or slowdowns, factory closures, (c) any delays in shipment of products to customers or in receipt of deliveries of supplies from vendors, and (d) other measures initiated, to the extent reasonably necessary or appropriate to respond to, or mitigate the effects of, the COVID-19 pandemic), but solely to the extent supported by documentation, information, data, or other evidence reasonably substantiating the necessity or appropriateness of such actions.

“Disclosure Schedule” means the Company Disclosure Schedule or the Parent Disclosure Schedule.

“DOJ” means the United States Department of Justice.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database.

“Environmental Claim” means any Action alleging liability relating to or arising out of any Environmental Law or Environmental Permit, including those relating to an actual or alleged Release of, or human exposure to, any Hazardous Materials or violation of any Environmental Law or Environmental Permit.

“Environmental Laws” means all Laws relating to pollution or protection of the environment or (to the extent relating to exposure to Hazardous Materials) human health and safety, including laws relating to releases or threatened releases of Hazardous Materials into the indoor or outdoor environment (including air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Materials and all Laws relating to endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources.

“Environmental Permit” means any Permit required or issued pursuant to applicable Environmental Laws.

“Equity Securities” means, for any Person, any (a) shares or units of capital stock or voting securities, membership or limited liability company interests or units, partnership interests or other ownership interests (whether voting or nonvoting) in such Person, (b) other interest or participation (including phantom shares, units or interests or stock appreciation rights) in such Person that confers on the holder thereof the right to receive a share of the profits and losses of, or distribution of assets of, such Person or a payment from such Person based on or resulting from the value or price of any of the interests in the foregoing clause (a), (c) subscriptions, calls, warrants, options, market stock units, stock performance units, restricted stock units, derivative contracts, forward sale contracts or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire any of the interests in the foregoing clauses (a) and (b) from such Person, or (d) securities convertible into or exercisable or exchangeable for any of the interests in the foregoing clauses (a)–(c).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b), (c) or (m) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Company Credit Facility” means the Third Amended and Restated Senior Secured Credit Agreement dated as of May 31, 2019, among the Company, the lenders party thereto, and Wells Fargo Capital Finance, LLC as agent, as amended or supplemented prior to the date hereof.

“Existing Company Indenture” means the Indenture, dated as of September 15, 2016, among BMC East, LLC, the Guarantors party thereto from time to time, and Wilmington Trust, National Association as Trustee and Notes Collateral Agent, as amended or supplemented prior to the date hereof.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, arbitrator (public or private), tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Materials” means (a) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, radon gas, and per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect, or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law or which may result in liability under any applicable Environmental Law arising from injury to persons, property or resources.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, for any Person, (a) the aggregate indebtedness for borrowed money, including any accrued interest, fees and cost or penalty associated with prepaying such indebtedness and any such obligations evidenced by bonds, debentures, notes or similar obligations, (b) obligations under any sale and leaseback transaction, synthetic lease or tax ownership operating lease transaction (whether or not recorded on the balance sheet), (c) obligations related to hedging, swaps or similar arrangements and (d) all guarantee obligations of such Person for obligations of the kind referred to in the foregoing clauses (a)–(c).

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign (a) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, (b) trademarks, service marks, corporate names, trade names, domain names, social media accounts, usernames and other online identifiers, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable subject matter, databases and database rights, and rights in collections of data, (d) trade secrets and other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies, (e) rights in all computer programs (whether source code, object code, or other form), including any implementations, databases, or compilations thereof, and (f) all applications and registrations for any of the foregoing.

“Knowledge” means the actual knowledge of (a) for Parent, the individuals listed in Section 9.14(a) of the Parent Disclosure Schedule under the heading “Knowledge” (the “Parent Knowledge Persons”) and (b) for the Company, the individuals listed in Section 9.14(a) of the Company Disclosure Schedule under the heading “Knowledge” (the “Company Knowledge Persons”), in each case, after due inquiry; provided that none of the Parent Knowledge Persons or Company Knowledge Persons shall have any personal liability or obligations arising out of this Agreement or the transactions contemplated hereby regarding such knowledge.

“Laws” means any law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, or other similar requirements enacted, adopted, promulgated, or issued by a Governmental Authority (including all Antitrust Laws and Environmental Laws).

“Lien” means any lien, security interest, deed of trust, mortgage, pledge, encumbrance, restriction on transfer, proxies, voting trusts or agreements, hypothecation, assignment, claim, right of way, defect in title, encroachment, easement, restrictive covenant, charge, deposit arrangement or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any restriction on the voting interest of any security, any restriction on the transfer of any security (except for those imposed by applicable securities Laws) or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Loss” means any loss, damage, Liability, deficiency, claim, interest, award, judgment, penalty, cost, or expense.

“NASDAQ” means the Nasdaq Stock Market LLC.

“National Securities Exchange” means an exchange registered with the SEC under Section 6(a) of the Exchange Act (or any successor to such Section).

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by, with or under any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Parent Benefit Plan” means any Benefit Plan (a) to which any Parent Entity is a party, (b) sponsored, maintained or contributed to, or required to be maintained or contributed to, by any Parent Entity or (c) related to which any Parent Entity or any of their ERISA Affiliates has any Liability.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Constituent Documents” means (a) prior to the Effective Time, the Amended and Restated Certificate of Incorporation of Parent and the Amended and Restated Bylaws of Parent, in each case, as in effect on the date hereof and as may hereafter be amended and/or restated in accordance with the terms hereof and applicable Laws, subject to the terms and conditions hereof, and (b) from and after the Effective Time, the Amended and Restated Certificate of Incorporation of Parent, as amended by the Parent Charter Amendment, and the Amended and Restated Bylaws of Parent, in each case, as may be amended and/or restated from time to time in accordance with the terms thereof and applicable Laws.

“Parent Credit Facilities” means (a) that certain Second Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2017, by and among Builders FirstSource, Inc., a Delaware corporation, the lenders party thereto and Deutsche Bank AG New York Branch, as Term Administrative Agent, and (b) that certain Amended and Restated ABL Credit Agreement, dated as of July 31, 2015, by and among Builders FirstSource, Inc., a Delaware corporation, the lenders from time to time party thereto, Suntrust Bank, as the administrative agent and as the Collateral Agent, Suntrust Bank as the Swing Line Lender, Suntrust Bank, as an LC Issuer, Citigroup Global Markets, Inc. and Deutsche Bank AG New York Branch, as syndication agent, Bank of America, N.A. and Wells Fargo Bank, National Association and Suntrust Robinson Humphrey, Inc., Citigroup Global Markets, Inc., Credit Suisse AG, Deutsche Bank Securities Inc. and Keybanc Capital Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners, in each case of (a) and (b), as may be amended, restated, or supplemented from time to time (including any refinancing, substitution or replacement thereof).

“Parent Disclosure Schedule” means the disclosure schedule delivered to the Company concurrently with Parent’s execution and delivery hereof.

“Parent Entities” means Parent and the Parent Subsidiaries.

“Parent Equity Award” means each Parent Stock Option, Parent PSU, Parent RSA, and Parent RSU.

“Parent Indentures” means (a) the Indenture (6.750% Senior Secured Notes due 2027), dated as of May 30, 2019, by and among Parent, the Guarantors party thereto from time to time, and Wilmington Trust, National Association, a national banking association, as trustee and collateral agent; and (b) the Indenture (5.000% Senior Notes due 2030), dated as of February 11, 2020, by and among Parent, the Guarantors party thereto from time to time, and Wilmington Trust, National Association, a national banking association, as trustee and collateral agent, in each case of clauses (a) and (b), as may be amended or supplemented from time to time.

“Parent Leased Real Property” means real property leased by a Parent Entity that is material to the operations of Parent Entities, taken as a whole.

“Parent Material Adverse Effect” means any event, change, effect, development, or occurrence that has a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Parent Entities, taken as a whole; provided, however, that any event, change, effect, development, or occurrence arising out of any of the following shall not be such a Parent Material Adverse Effect or be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any change in general U.S. or global economic conditions;

(ii) any change in the general conditions of the industry or industries in which Parent and the Parent Subsidiaries operate;

(iii) any change in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets in the United States or elsewhere in the world;

(iv) any change in applicable Law or GAAP (or authoritative interpretations or the enforcement thereof) after the date hereof;

(v) any change in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage, or terrorism;

(vi) any hurricane, earthquake, flood, or other natural disaster;

(vii) any pandemic or epidemic (including, without limitation, COVID-19) or any national declaration of emergency by the United States government;

(viii) the public announcement, pendency, or anticipated consummation of the transactions contemplated by this Agreement, or Parent’s performance of its obligations hereunder pursuant to the express requirements hereof, including any impact thereon on the relationships, contractual or otherwise, with customer, suppliers, lessors, vendors, investors, lenders, partners, contractors, or employees of the Parent Entities, and the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein;

(xix) any Transaction-Related Litigation with respect to Parent or Merger Sub; or

(x) any decline, in and of itself, in the trading price or trading volume of the Parent Common Stock, any failure by Parent to meet any internal or published projections, forecasts, estimates, or predictions of revenues, earnings, or other financial or operating metrics for any period, or any reduction in the credit rating of Parent or any of the Parent Subsidiaries (provided that any event, change, effect, development, or occurrence giving rise to or contributing to such decline, failure, or reduction that is not otherwise excluded from the definition of Parent Material Adverse Effect may be a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred or whether a Parent Material Adverse Effect would reasonably be expected to occur);

provided, however, that any event, change, effect, development, or occurrence referred to in clauses (i)–(iv) may be a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred or whether a Parent Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such event, change, effect, development or occurrence has a disproportionate adverse effect on the Parent Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in the industries in which the Parent Entities operate (in which case, only the incremental disproportionate adverse effect may be taken into account when determining whether a Parent Material Adverse Effect has occurred or whether a Parent Material Adverse Effect would reasonably be expected to occur).

“Parent PSU” means each performance-vested restricted stock unit granted pursuant to a Parent Stock Plan.

“Parent Real Property” means the Parent Leased Real Property and the Parent Owned Real Property.

“Parent Real Property Lease” means any lease, sublease, license, or other agreement for the use or occupancy of Parent Leased Real Property leased by any Parent Entity.

“Parent RSA” means each restricted stock award granted pursuant to a Parent Stock Plan.

“Parent RSU” means each time-vested restricted stock unit granted pursuant to a Parent Stock Plan.

“Parent Stock Issuance” means the issuance of shares of Parent Common Stock in the Merger.

“Parent Stock Option” means each option to purchase shares of Parent Common Stock granted pursuant to a Parent Stock Plan.

“Parent Stock Plan” means each of Parent’s (a) 2014 Incentive Plan, as amended, (b) 2007 Incentive Plan, (c) 2005 Equity Incentive Plan, and (d) 1998 Stock Incentive Plan, as amended.

“Parent Stock Price” means the average closing price per share of the Parent Common Stock over the ten (10) Trading Days ending one (1) Trading Day preceding the Closing Date.

“Parent Stockholder Approval” means the affirmative vote at the Parent Stockholders Meeting of each of the following: (i) with respect to the Parent Stock Issuance, the affirmative vote of the holders of a majority of the total number of votes of Parent Common Stock represented and entitled to vote thereon and (ii) with respect to the Parent Charter Amendment, the affirmative vote of the holders of a majority of the issued and outstanding shares of Parent Common Stock entitled to vote thereon.

“Parent Stockholders” means the holders of Parent Common Stock.

“Parent Subsidiary” means each of the Subsidiaries of Parent, as listed in the applicable Pre-Signing Parent Reports (and, for the avoidance of doubt, excluding the Company Entities).

“Per Share Merger Consideration Value” means the amount equal to the product of (a) the Exchange Ratio multiplied by (b) the Parent Stock Price.

“Permit” means any permit, license, registration, certificate, franchise, qualification, waiver, authorization, approval, or similar right issued, granted, or obtained by or from any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments or other governmental charges not yet due or payable or the amount or validity of which is being contested in good faith by appropriate proceedings or that are due but not yet delinquent and for which adequate reserves have been established in accordance with GAAP, (b) Liens or imperfections of title relating to Liabilities reflected in (i) for any Company Entity, the Company SEC Financial Statements or (ii) for any Parent Entity, the Parent SEC Financial Statements, in each case, publicly filed prior to the date hereof, (c) for any Company Entity, Liens under the Existing Company Credit Facility and the Existing Company Indenture that will be removed at or before the Closing, (d) for any Parent Entity, Liens under the Parent Credit Facilities or Parent Indentures, (e) for any real property, defects or imperfections of title, easements, covenants, rights of way, restrictions, and other similar charges or encumbrances that are of public record as of the date hereof, none of which (i) interfere, individually or in the aggregate, in any material respect with the present use of or occupancy of such real property, (ii) have a material effect on the value or use of such real property or (iii) would materially impair the ability to transfer such real property, or (f) licenses of Intellectual Property in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company, association, trust, or other entity or organization, including a Governmental Authority.

“Regional Manager” means, with respect to any Parent Entity, any manager whose authority extends to a metropolitan statistical area or larger territory.

“Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including air, surface water, ground water, land surface or subsurface strata).

“Representatives” means, for any Person, such Person’s officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors and other representatives.

“Restructuring and Investment Agreement” means the Restructuring and Investment Agreement, dated as of May 5, 2009, by and among Wolseley Investments North America, Inc., Stock Building Supply Holdings, LLC, and Saturn Acquisition Holdings, LLC.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” has the meaning given such term in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Subsidiary” means, for any Person, any corporation, limited liability company, partnership or other entity, whether incorporated or unincorporated, of which at least a majority of the Equity Securities is Beneficially Owned or, directly or indirectly, controlled by such Person or by any one (1) or more of its Subsidiaries or by such Person and one (1) or more of its Subsidiaries.

“Tax Return” means any report, return, document, declaration or other information filed or required to be filed with any Governmental Authority related to Taxes (whether or not a payment is required to be made related to such filing), including information returns and any documents related to or accompanying payments of estimated Taxes or related to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other similar charges on or related to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes or custom duties.

“Trading Day” means a day on which the principal National Securities Exchange on which shares of Parent Common Stock are listed or admitted to trading is open for the transaction of business or, if such shares of Parent Common Stock are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York, New York generally are open.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local law, each, as amended.

“Willful Breach” means a material breach of, or a material failure to perform that is the consequence of an act or omission by a Party with the actual knowledge of the Parent Knowledge Persons or Company Knowledge Persons, as applicable, that the taking of such act or failure to take such act would, or would reasonably be expected to, cause such material breach or material failure.

(b) In addition to the defined terms in Section 9.14(a), as used herein, each capitalized term listed below has the meaning specified in the Section set forth opposite such term.

Acceptable Company Confidentiality Agreement	Section 6.4(g)(i)
Acceptable Parent Confidentiality Agreement	Section 6.5(g)(i)
Agreement	Preamble
Annual Cap	Section 6.9(c)
Assumed Stock Option	Section 3.6(a)(i)
Bankruptcy and Equitable Exceptions	Section 4.3(a)
Book-Entry Share	Section 3.1(b)
Capitalization Date	Section 4.2(b)
CEO Transition Period	Section 2.4(a)
Certificate	Section 3.1(b)
Certificate of Merger	Section 1.2(b)
Closing	Section 1.1
Closing Date	Section 1.1
Company	Preamble
Company Acquisition Proposal	Section 6.4(g)(ii)
Company Capital Stock	Section 4.2(a)
Company Change of Recommendation	Section 6.4(d)
Company Designees	Section 2.3(a)
Company Employees	Section 6.1(b)(xii)
Company Financial Advisor	Section 4.18
Company Indemnification Agreements	Section 6.9(a)
Company Interim Balance Sheet	Section 4.12(a)
Company Interim Balance Sheet Date	Section 4.12(a)
Company Intervening Event	Section 6.4(g)(iii)
Company Material Contract	Section 4.14(a)
Company Note Offers and Consent Solicitations	Section 6.10(a)
Company Owned Real Property	Section 4.12(b)
Company Policy	Section 4.16(b)
Company Preferred Stock	Section 4.2(a)
Company Qualified Plan	Section 6.13(c)
Company Recommendation	Section 4.3(b)
Company Recommendation Change Notice	Section 6.4(e)(i)(3)
Company Record Date	Section 6.3(c)
Company SEC Documents	Section 4.5(a)
Company SEC Financial Statements	Section 4.5(b)
Company Stockholder Approval	Section 4.3(a)
Company Stockholders Meeting	Section 6.3(c)

Company Termination Fee	Section 8.3(a)
Company’s Counsel	Section 7.2(d)
Company’s Replacement Counsel	Section 7.3(d)
Consent	Section 4.4(b)
Consent Solicitations	Section 6.10(a)
Continuing Employee	Section 6.13(a)
Converted Share	Section 3.1(a)(ii)
DGCL	Section 1.2(a)
Effective Time	Section 1.2(b)
Enforcement Costs	Section 8.3(c)(ii)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(b)(i)
Exchange Ratio	Section 3.1(a)(ii)
Filing	Section 4.4(b)
Form S-4	Section 6.3(a)
Form S-4 Effectiveness Time	Section 6.3(b)
HSR Clearance	Section 7.1(e)
Indemnified Person	Section 6.9(g)
Intended Tax Treatment	Recitals
Joint Proxy Statement	Section 6.3(a)
Legal Restraint	Section 7.1(c)
Liabilities	Section 4.6(a)
Merger	Section 1.2(a)
Merger Consideration	Section 3.1(a)(ii)
Merger Sub	Preamble
Non-Employee Stock Option	Section 3.6(a)(ii)
Note Redemption	Section 6.10(a)
Notes	Section 6.10(a)
Offers to Exchange	Section 6.10(a)
Offers to Purchase	Section 6.10(a)
Outside Date	Section 8.1(b)(i)
Outstanding Company Equity Securities	Section 4.2(b)
Outstanding Parent Equity Securities	Section 5.2(b)
Parent	Preamble
Parent Acquisition Proposal	Section 6.5(g)(ii)
Parent Capital Stock	Section 5.2(a)
Parent Change of Recommendation	Section 6.5(d)
Parent Charter Amendment	Section 2.5
Parent Designees	Section 2.3(a)
Parent Employees	Section 6.2(b)(xii)
Parent Interim Balance Sheet	Section 5.12(a)
Parent Interim Balance Sheet Date	Section 5.12(a)
Parent Intervening Event	Section 6.5(g)(iii)
Parent Material Contract	Section 5.14(a)
Parent Owned Real Property	Section 5.12(b)
Parent Plans	Section 6.13(b)

Parent Policy	Section 5.16(b)
Parent Preferred Stock	Section 5.2(a)
Parent Qualified Plan	Section 6.13(c)
Parent Recommendation	Section 5.3(b)
Parent Recommendation Change Notice	Section 6.5(e)(i)(3)
Parent Record Date	Section 6.3(d)
Parent SEC Documents	Section 5.5(a)
Parent SEC Financial Statements	Section 5.5(b)
Parent Stockholders Meeting	Section 6.3(d)
Parent Termination Fee	Section 8.3(b)
Parent Welfare Company Benefit Plans	Section 6.13(b)
Parent’s Counsel	Section 7.2(d)
Parent’s Replacement Counsel	Section 7.2(d)
Parties	Preamble
Payoff Letter	Section 6.10(d)
Pre-Signing Company Reports	Article IV
Pre-Signing Parent Reports	Article V
Regulatory Action	Section 6.8(d)
Stock Award Reference Date	Section 6.14
Superior Company Acquisition Proposal	Section 6.4(g)(iv)
Superior Parent Acquisition Proposal	Section 6.5(g)(iv)
Surviving Corporation	Section 1.2(a)
Takeover Laws	Section 4.3(c)
Termination Fee	Section 8.3(b)
Termination Fee Obligor	Section 8.3(c)(i)
Termination Fee Recipient	Section 8.3(c)(i)
Transaction-Related Litigation	Section 6.15
Union Employee	Section 6.13(a)

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed and delivered this Agreement all as of the date first written above.

BUILDERS FIRSTSOURCE, INC.

By:	/s/ M. Chad Crow
	Name:	M. Chad Crow
	Title:	President and Chief Executive Officer

BOSTON MERGER SUB I INC.

By:	/s/ Donald F. McAleenan
	Name:	Donald F. McAleenan
	Title:	Senior Vice President, General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of the undersigned has duly executed and delivered this Agreement all as of the date first written above.

BMC STOCK HOLDINGS, INC.

By:	/s/ David E. Flitman
	Name:	David E. Flitman
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF PARENT CHARTER AMENDMENT

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BUILDERS FIRSTSOURCE, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

BUILDERS FIRSTSOURCE, INC., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Clause (1) of Paragraph FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as set forth below:

FOURTH: (1) Authorized Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is 310,000,000, of which the Corporation shall have the authority to issue 300,000,000 shares of Common Stock, each having a par value of $0.01 per share, and 10,000,000 shares of Preferred Stock, each having a par value of $0.01 per share.

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, Builders FirstSource, Inc. has caused this Certificate to be duly executed in its corporate name this [•] day of [•], 20[•].

BUILDERS FIRSTSOURCE, INC.

By:
Name:
Title:

866981.16-WILSR01A - MSW

Exhibit 10.1

EXECUTION VERSION

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) between David E. Flitman (“Executive”), Builders FirstSource, Inc., a Delaware corporation (the “Company”), and, solely in respect of the agreement to terminate the Prior Employment Agreement (as defined herein) effective as of the Effective Time (as defined herein), BMC Stock Holdings, Inc., a Delaware corporation (“Boston”), is entered into as of August 26, 2020.

RECITALS

WHEREAS, on August 23, 2018, Executive and Boston entered into that certain employment agreement (the “Prior Employment Agreement”) pursuant to which, among other things, Executive currently serves as the President and Chief Executive Officer of Boston;

WHEREAS, concurrently with execution of this Agreement, on the date hereof, the Company, Boston Merger Sub I Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Boston are entering into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions thereof, Merger Sub will be merged with and into Boston, with Boston surviving the Merger as a wholly owned subsidiary of the Company (the “Merger”) at the Effective Time (as defined in the Merger Agreement);

WHEREAS, the Company, Boston and Executive mutually desire to continue Executive’s employment with the Company from and after the consummation of the Merger, on the terms and subject to the conditions set forth herein, and, in connection with such continued employment, the Company, Boston and Executive mutually desire to enter into this Agreement on the date hereof and terminate the Prior Employment Agreement with Boston, in each case, effective as of, and subject to the occurrence of, the Effective Time;

WHEREAS, this Agreement shall become effective as of the Effective Time; provided that the consummation of the Merger shall be a condition precedent to the effectiveness of this Agreement, and, in the event the Merger Agreement is terminated prior to the consummation of the Merger, this Agreement shall be null and void, ab initio, and of no force or effect; and

WHEREAS, as of the Effective Time, this Agreement shall supersede and replace in its entirety the Prior Employment Agreement, and this Agreement shall set forth the terms and conditions of Executive’s employment with the Company from and after the Effective Time.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, the Company, Boston and Executive hereby agree as follows:

EXECUTION VERSION

TERMS AND CONDITIONS

SECTION 1

EMPLOYMENT TERMS AND WAIVER OF “GOOD REASON” AT EFFECTIVE TIME

1.1 Employment. The Company hereby agrees to employ Executive, and Executive hereby accepts such employment by the Company, effective as of the Effective Time, subject to the consummation of the Merger, for the period and upon the terms and conditions contained in this Agreement.

1.2 Position and Duties. From and after the Effective Time, for a period of (90) days following the date of the consummation of the Merger (the “CEO Transition Period”), Executive shall serve as an executive officer of the Company. Effective immediately upon the expiration of the CEO Transition Period, on the ninety-first (91st) day following the Effective Time (the “CEO Effective Date”), Executive is hereby appointed to serve as the President and Chief Executive Officer of the Company. Upon such appointment, Executive shall have all of the powers and duties in such capacity that are customary to the powers and duties of those of a President and Chief Executive Officer serving in a similar role in a company within the industry in which the Company operates. The foregoing powers and duties shall be subject to the direction of the Company’s Board of Directors (the “Board”). Executive shall report to the Board. Executive shall be appointed to the Board in accordance with the Merger Agreement. Executive shall devote Executive’s full business time and attention and full diligence and vigor and good faith efforts to the affairs of the Company. However, Executive may continue his service on the board of directors of Veritiv Corporation (NYSE: VRTV), to the extent it does not interfere with Executive’s duties to the Company. Executive shall not engage in any other material business duties or pursuits or render any services of a professional nature to any other entity or person, or serve on any other board of directors (other than a not-for-profit board of directors, and then only to the extent it does not interfere with his duties to the Company), without the prior written consent of the Board or a Committee designated by the Board to approve such matters.

1.3 Term. Executive’s employment under this Agreement shall commence immediately upon the consummation of the Merger at the Effective Time and shall continue for an indefinite term, until terminated in accordance with SECTION 3 below. Certain provisions, however, as more fully set forth in SECTION 4, SECTION 5 and SECTION 6 below, continue in effect beyond the date of the termination of Executive’s employment (the “Termination Date”). In the event the Merger Agreement is terminated in accordance with its terms prior to the consummation of the Merger, this Agreement shall be null and void, ab initio, and of no force or effect. Executive agrees that, effective as of the applicable Termination Date, Executive shall resign from all positions held by Executive as an officer, director or otherwise with respect to the Company or any member of the Company Group (as defined below).

1.4 Relocation to Dallas, Texas. Executive shall relocate his permanent residence to Dallas, Texas within 12 months following the Effective Time and shall be entitled to receive relocation benefits in connection with such relocation pursuant to SECTION 2.4 hereof. In furtherance of the foregoing, notwithstanding anything to the contrary in the Prior Employment Agreement, Executive hereby waives, effective immediately prior to the Effective Time, any grounds that Executive may have had to resign for Good Reason as a result of, or in connection with, Executive’s relocation to Dallas, Texas pursuant to this SECTION 1.4.

2

EXECUTION VERSION

1.5 Waiver of Right to Resign For Good Reason. Executive hereby agrees that Executive’s employment by the Company from and after the Effective Time on the terms set forth in this Agreement shall be deemed to satisfy in full any requirement pursuant to the Prior Employment Agreement or otherwise that a successor to Boston upon a Change in Control must assume and continue the Prior Employment Agreement. In addition, Executive hereby waives, effective immediately prior to the Effective Time, any and all rights that Executive may have, under the Prior Employment Agreement or otherwise, to resign for Good Reason as a result of or in connection with the termination of the Prior Employment Agreement and replacement thereof with this Agreement.

SECTION 2

COMPENSATION AND BENEFITS

2.1 Compensation.

(a) Base Salary. The Company shall pay to Executive an annual base salary at the rate not less than $1,050,000 each calendar year (“Base Salary”), payable in accordance with the Company’s ordinary payroll and withholding practices from time to time in effect for its employees. During the term of employment hereunder, Executive’s salary shall be reviewed from time to time (but no less than annually) to determine whether an increase (not decrease) in Executive’s salary is appropriate. Any such increase shall be at the sole discretion of the Board, or where required, the independent directors on the Board, and thereafter any such increased amount shall be Executive’s “Base Salary” for all purposes.

(b) Annual Cash Bonus. During the term of employment, Executive shall be eligible to participate under the Company’s annual incentive program for executive officers, as in effect and from time to time adopted by the Board (the “Incentive Plan”) for the award of an annual cash bonus (“Annual Cash Bonus”). The Annual Cash Bonus shall be determined based on a target bonus equal to 125% of Base Salary (the “Target Bonus”), and shall provide for a maximum Annual Cash Bonus opportunity equal to 200% of Base Salary; provided that Executive’s Annual Cash Bonus in respect of the year during which the Effective Time occurs shall be prorated based on the number of days during such year Executive is employed by the Company. Payment of the Annual Cash Bonus, if any, shall be made pursuant to the terms and conditions of the Incentive Plan.

(c) Annual Equity Grant. During the term of Executive’s employment, Executive shall be eligible to participate under the applicable equity plan of the Company then in effect (including any of the Boston Stock Plans assumed by the Company), in each case, as amended from time to time, or any successor plan (collectively, the “Company Equity Plans”), for the award of an annual grant of equity thereunder (the “Annual Equity Grant”). The actual award and amount of any Annual Equity Grant will be determined by the Board or the Compensation Committee of the Board in accordance with the terms of the applicable Company

3

EXECUTION VERSION

Equity Plan and subject to the provisions thereof. On March 1, 2021 (or such other date not later than March 31 as senior executives of the Company receive equity awards in respect of the 2021 year) (the “Ordinary 2021 Grant Date”), or, if the Effective Time occurs after the Ordinary 2021 Grant Date, as soon as practicable following the Effective Time, Executive shall receive an initial annual equity award grant in respect of the 2021 year with a grant date fair market value equal to $4,800,000, as determined by the Board or the Compensation Committee in a manner consistent with the Company’s ordinary practices (the “Initial Equity Grant”). The Initial Equity Grant shall consist of 50% performance-based restricted stock units (“PRSUs”) and 50% time-vesting restricted stock units (at the annual rate over 3 years of 33-1/3% of such restricted stock units per 12-month period following the grant date) (“TRSUs”) under the Company Equity Plans, in each case, subject to substantially the same terms and conditions (including with respect to vesting, consistent with the preceding clause) as are applicable to the annual equity awards granted to other senior executives of the Company in respect of the 2021 year. Executive shall not be entitled to receive an equity grant under the Company Equity Plans in respect of the 2020 year.

(d) Sign-On Equity Grant. On the Ordinary 2021 Grant Date or, if the Effective Time occurs after the Ordinary 2021 Grant Date, as soon as practicable following the Effective Time, Executive shall receive a one-time equity award grant of TRSUs with a grant date fair market value equal to $2,000,000, time-vesting at the annual rate over 3 years of 33-1/3% of such TRSUs per 12-month period following the grant date, as determined by the Board or the Compensation Committee in a manner consistent with the Company’s ordinary practices (the “Sign-On TRSUs”). The Sign-On TRSUs shall be subject to substantially the same terms and conditions (including with respect to vesting consistent with the preceding sentence) as are applicable to the TRSUs granted pursuant to the Initial Equity Grant in accordance with SECTION 2.1(c).

2.2 Benefits.

(a) Generally. Executive shall be eligible to participate, to the extent it is legal and permitted by the applicable benefits plans, policies or contracts, in all employee benefits programs that the Company may adopt for its employees generally providing for sick or other leave, vacation, group health, disability and life insurance benefits. Executive shall be eligible to participate in the Company’s 401(k) plan on the terms and conditions and qualifications of such plan from time to time in effect, with a Company match (if any) no less favorable than that provided to any other Company executives. Executive shall be entitled to four (4) weeks of paid vacation for each full calendar year of employment, to be accrued in accordance with the Company’s regular vacation pay policy.

(b) Executive. Executive shall be eligible to participate, to the extent it is legal and permitted by the applicable plans, policies or contracts, in all benefits or fringe benefits which are in effect generally for the Company’s executive personnel from time to time.

2.3 Expense Reimbursement. The Company shall pay or reimburse Executive for all reasonable expenses incurred in connection with performing his duties upon presentation of documents in accordance with the reasonable procedures established by the Company.

4

EXECUTION VERSION

2.4 Relocation Benefits. Executive will be provided relocation benefits in connection with Executive’s relocation to Dallas, Texas pursuant to the Company’s executive relocation policy; provided, however, that Executive may be entitled to an additional period of covered temporary housing benefits not provided under such policy as may be approved by the Board on a calendar quarterly basis (in advance); provided, further, that relocation benefits shall include, without limitation, payment or reimbursement to Executive of all expenses incurred for packing and moving and, if necessary, storage of personal property, expenses incurred in the sale of his current residence and the purchase of a residence in metropolitan Dallas (in each case, including all brokers’ commissions, title insurance and other title charges, taxes (other than any income tax on capital gain on sale), inspection fees and attorneys’ fees), house-hunting travel expense for Executive and his immediate family, and temporary housing for at least 12 months following the Effective Time, and a $25,000 unitemized miscellaneous expense allowance, and a full gross-up for all federal, state and local taxes incurred by Executive on all such payments or reimbursements.

SECTION 3

TERMINATION

3.1 By the Company:

(a) For Cause. The Company shall have the right at any time, exercisable upon written notice, to terminate Executive’s employment for Cause. As used in this Agreement, “Cause” shall mean that Executive:

(i) has committed any act or omission that results in, or that may reasonably be expected to result in, a conviction, plea of no contest or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(ii) has committed any act of fraud, embezzlement or misappropriation, or engaged in material misconduct or breach of fiduciary duty against the Company (or any predecessor thereto or successor thereof);

(iii) has willfully failed to substantially perform such duties as are reasonably assigned to him under this Agreement;

(iv) has unlawfully used (including being under the influence) or possessed illegal drugs on the Company’s premises or while performing his duties and responsibilities for the Company;

(v) materially fails to perform Executive’s duties required under Executive’s employment by or other relationship with the Company (it being agreed that failure of the Company to achieve operating results or similar poor performance of the Company shall not, in and of itself, be deemed a failure to perform Executive’s duties);

(vi) fails to comply with a lawful directive of the Board that is consistent with the Company’s business practices and Code of Ethics;

5

EXECUTION VERSION

(vii) engages in (A) willful misconduct for which Executive receives a material and improper personal benefit at the expense of the Company, or (B) accidental misconduct resulting in such a benefit which Executive does not promptly report to the Company and redress promptly upon becoming aware of such benefit;

(viii) in carrying out his duties under this Agreement, has engaged in acts or omissions constituting gross negligence or willful misconduct resulting in, or which, in the good faith opinion of the Board, could be expected to result in, substantial economic harm to the Company;

(ix) has failed for any reason to correct, cease or alter any action or omission that (A) materially violates or does not conform with the Company’s policies, standards or regulations (including, without limitation, any Company policy or rule related to discrimination or sexual and other types of harassment or abusive conduct), (B) constitutes a material breach of this Agreement, including SECTION 4, or (C) constitutes a material breach of his duty of loyalty to the Company; or

(x) has disclosed any Proprietary Information (as defined below) without authorization from the Board, except as otherwise permitted by this Agreement, another agreement between the parties or any Company policy in effect at the time of disclosure.

For purposes of the definition of “Cause”, “Company” shall include any subsidiary, business unit or affiliate of the Company. The Company shall provide written notice to Executive of any act or omission that the Company believes constitutes grounds for “Cause” pursuant to clause (v), (vi), (vii)(B) or (ix) above, and no such act or omission shall constitute “Cause” unless Executive fails to remedy such act or omission within ten (10) days of the receipt of such notice; provided that such ten (10) day cure period shall not apply with respect to any matter that is incapable of cure within such period.

(b) Without Cause. The Company may terminate Executive’s employment under this Agreement at any time without Cause. As used in this Agreement, a termination without Cause shall mean the termination of Executive’s employment by the Company other than for Cause pursuant to SECTION 3.1(a) above.

3.2 By Executive:

(a) Without Good Reason. Executive may terminate his employment under this Agreement at any time without Good Reason. As used in this Agreement, a termination without Good Reason shall mean termination of Executive’s employment by Executive other than for Good Reason pursuant to SECTION 3.2(b) below.

(b) For Good Reason. Executive shall have the right at any time to resign his employment under this Agreement for Good Reason at any time following the Effective Time (except as otherwise provided in clauses (ii) and (iii) below). As used in this Agreement, “Good Reason” shall mean the occurrence of any of the following events, without Executive’s consent: (i) a material diminution in Executive’s Base Salary or Target Bonus, in each case, other than as part of any across-the-board proportionate reduction applying to all senior executives of the Company, (ii) from and after the expiration of the CEO Transition Period, a material diminution

6

EXECUTION VERSION

in Executive’s title, authority, duties and responsibilities as compared to Executive’s title, authority, duties and responsibilities set forth herein, (iii) from and after the expiration of the CEO Transition Period, any requirement that Executive report to anyone but the Board, (iv) any material breach by the Company or any member of the Company Group (as defined below) of this Agreement or Executive’s other agreements with the Company or any member of the Company Group, including, without limitation, the Company’s failure to appoint Executive to the position of Chief Executive Officer of the Company on the CEO Effective Date or the Company’s appointment of any other person to such position prior to the CEO Effective Date, (v) there is a Change in Control and the successor to the Company, if applicable, does not assume and continue this Agreement, and (vi) any requirement by the Company that Executive relocate his personal residence to any city more than fifty (50) miles from Dallas, Texas.

Notwithstanding the foregoing, no event shall be a Good Reason event unless (i) Executive gives the Company written notice that he is resigning for Good Reason within ninety (90) days of the first occurrence of the Good Reason event, and (ii) the Company (A) accepts such resignation, (B) does not cure such Good Reason event, or (C) disputes the existence of Good Reason, in each case within thirty (30) days of receiving such notice, and in the case of clauses (A) and (B) Executive’s resignation for Good Reason shall become effective as of the earlier of (x) the date the Company accepts such resignation, or (y) the expiration of the thirty day cure period (provided the Company has not cured the Good Reason event) and in the case of clause (C) shall become effective only if Good Reason is ultimately determined to exist upon final resolution of the Company’s dispute of his resignation by a court of competent jurisdiction or otherwise.

(c) The term “Change in Control” shall have the meaning set forth in the Company’s 2014 Incentive Plan, as may be amended from time to time.

3.3 Compensation Upon Termination. Upon termination of Executive’s employment with the Company, the Company’s obligation to pay compensation and benefits under SECTION 2 shall terminate, except that the Company shall pay to Executive or, if applicable, Executive’s heirs, all earned but unpaid Base Salary under SECTION 2.1(a) and accrued but unused vacation under SECTION 2.2, in each case, through the Termination Date and Executive’s unreimbursed expenses incurred through the Termination Date in accordance with SECTION 2.3. In addition, Executive shall be entitled to receive (i) any vested amounts or benefits due under any tax-qualified retirement or group insurance plan or program in accordance with the terms thereof, and (ii) other than on an involuntary termination by the Company for Cause or a voluntary termination by Executive without Good Reason (for the avoidance of doubt, a termination due to Executive’s death or Disability (as defined under the Company’s 2014 Incentive Plan, as in effect on the date hereof) shall not be “without Good Reason”), his Annual Cash Bonus for any completed fiscal year to the extent earned for such fiscal year and if such bonus has not previously been paid for such completed fiscal year, at the same time such Annual Cash Bonus would have been paid if Executive had continued in employment (it being understood that in the event of any such termination Executive is not entitled to an Annual Bonus for the then-current Fiscal Year). If the Company terminates Executive’s employment without Cause, or if Executive terminates his employment for Good Reason, then, in addition, to the foregoing compensation, upon execution and delivery (and non-revocation) by Executive of the Separation Agreement and General Release as set forth in SECTION 6.10, the Company shall pay severance benefits pursuant to SECTION 3.4 below. No

7

EXECUTION VERSION

other payments or compensation of any kind shall be paid in respect of Executive’s employment with or termination from the Company. Notwithstanding any contrary provision contained herein, in the event of any termination of Executive’s employment, the exclusive remedies available to Executive shall be the amounts due under this SECTION 3, which are in the nature of liquidated damages, and are not in the nature of a penalty.

3.4 Severance Benefits.

(a) Termination without Cause or for Good Reason. Subject to the terms and conditions of eligibility for Executive’s receipt of severance benefits under this Agreement, including the timely execution and delivery (and non-revocation) by Executive of the Separation Agreement and General Release as set forth in SECTION 6.10, if the Company terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason, the Company shall pay to Executive, as severance benefits, which amounts are in addition to the Compensation upon Termination set forth in SECTION 3.3 herein:

(i) An amount equal to (x) if the Termination Date occurs within twelve (12) months following the Effective Time, 100% of his Base Salary which shall be paid to Executive on a salary continuation basis according to the Company’s normal payroll practices over the twelve (12) month period following the date Executive incurs a Termination Date, but in no event less frequently than monthly or (y) if the Termination Date occurs after the first anniversary of the Effective Time, 150% of his Base Salary which shall be paid to Executive on a salary continuation basis according to the Company’s normal payroll practices over the eighteen (18) month period following the date Executive incurs a Separation from Service, but in no event less frequently than monthly.

(ii) An amount equal to (x) if the Termination Date occurs within twelve (12) months following the Effective Time, 100% of Executive’s Target Bonus ,which shall be paid to Executive in equal installments according to the Company’s normal payroll practices over the twelve (12) month period following the date Executive incurs a Separation from Service, but in no event less frequently than monthly, or (y) if the Termination Date occurs after the first anniversary of the Effective Time, 150% of Executive’s Target Bonus, which shall be paid to Executive in equal installments according to the Company’s normal payroll practices over the eighteen (18) month period following the date Executive incurs a Separation from Service, but in no event less frequently than monthly.

(iii) Subject to (1) Executive’s timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and (2) Executive’s continued copayment of premiums at the same level and cost to Executive as if Executive were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers Executive (and Executive’s eligible dependents) for a period of (x) twelve (12) months if the Termination Date occurs within twelve (12) months following the Effective Time or (y) eighteen (18) months if the Termination Date occurs after the first anniversary of the Effective Time, in each case, at the Company’s expense, provided that Executive is eligible and remains eligible for COBRA coverage. The Company may modify its obligation under this SECTION 3.4(a)(iii) to the extent reasonably necessary to avoid any penalty or excise taxes imposed on it in connection with the continued payment of premiums by the Company under the Patient Protection and Affordable Care Act of 2010, as amended, or other applicable law.

8

EXECUTION VERSION

(b) Notwithstanding any other provision of this Agreement, any severance benefits that would otherwise have been paid before the Company’s first normal payroll payment date falling on or after the sixtieth (60th) day after the date on which Executive incurs a Separation from Service (the “First Payment Date”) shall be made on the First Payment Date. Each separate severance installment payment and each other payment that Executive may be eligible to receive under this Agreement shall be a separate payment under this Agreement for all purposes.

(c) Executive shall have no duty or obligation to mitigate the amounts due under SECTION 3.4(a) above and any amounts earned by Executive from other employment shall not be offset or reduce the amounts due hereunder.

SECTION 4

CERTAIN AGREEMENTS

4.1 Confidentiality. Executive acknowledges that the Company owns and shall own and has developed and shall develop proprietary information concerning its business and the business of its subsidiaries and affiliates and each of their employees, customers and clients (“Proprietary Information”). Such Proprietary Information includes, among other things, trade secrets, financial information, product plans, customer lists, marketing plans, systems, manuals, training materials, forecasts, inventions, improvements, know-how and other intellectual property, in each case, relating to the Company’s business. Executive shall, at all times, both during employment by the Company and thereafter, keep all Proprietary Information in confidence and trust and shall not use or disclose any Proprietary Information without the written consent of the Company, except as necessary in the ordinary course of Executive’s duties. Executive shall keep the terms of this Agreement in confidence and trust and shall not disclose such terms, except to Executive’s family, accountants, financial advisors, or attorneys, or as otherwise authorized or required by law. The parties acknowledge that pursuant to the Defend Trade Secrets Act of 2016 (the “DTSA”), an individual may not be held criminally or civilly liable under any Federal or state trade secret law for disclosure of a trade secret that (i) is made (A) in confidence to a Federal, state or local governmental authority, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of applicable law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing in this Agreement or any other agreement Executive has with the Company or any of its affiliates is intended to conflict with the DTSA or create liability for disclosures of trade secrets that are expressly allowed by such section. Under the DTSA, any employee, contractor, or consultant who is found to have wrongfully misappropriated trade secrets (as the terms “misappropriate” and “trade secret” are defined in the DTSA) may be liable for, among other things, exemplary damages and attorneys’ fees. Further, nothing in this Agreement or any other agreement Executive has with the Company or any of its affiliates will prohibit or restrict Executive from making any voluntary disclosure of information or documents related to any violation of law to any governmental agency or legislative body, or any self-regulatory organization, in each case, without advance notice to the Company.

9

EXECUTION VERSION

4.2 Company Property. Executive recognizes that all Proprietary Information, however stored or memorialized, and all identification cards, keys, flash drives, computers, mobile phones, Personal Data Assistants, telephone numbers, access codes, marketing materials, documents, records and other equipment or property which the Company provides are the sole property of the Company. Upon termination of employment, Executive shall (1) refrain from taking any such property from the Company’s premises, and (2) return any such property in Executive’s possession within ten (10) business days.

4.3 Assignment of Inventions to the Company. Executive shall promptly disclose to the Company all improvements, inventions, formulas, processes, computer programs, know how and trade secrets developed, whether or not patentable, made or conceived or reduced to practice or developed by Executive, either alone or jointly with others, during and related to Executive’s employment and the Company’s business or while using the Company’s equipment, supplies, facilities or trade secret information (collectively, “Inventions”). All Inventions and other intellectual property rights shall be the sole property of the Company and shall be “works made for hire.” Executive hereby assigns to the Company any rights Executive may have or acquire in all Inventions and agrees to perform, during and after employment with the Company, at the Company’s expense including reasonable compensation to Executive, all acts reasonably necessary by the Company in obtaining and enforcing intellectual property rights with respect to such Inventions. Executive hereby irrevocably appoints the Company and its officers and agents as Executive’s attorney-in-fact to act for and in Executive’s name and stead with respect to such Inventions.

SECTION 5

COVENANT NOT TO ENGAGE IN CERTAIN ACTS

5.1 General. Executive understands and agrees that Executive shall hold a position of significant trust and, in such position of significant trust, shall provide services and have responsibility with respect to the Company and all of its subsidiaries and affiliates (collectively, the “Company Group”), including, without limitation, contributing to the acquisition and retention of customers and the generation of goodwill. Executive further understands and agrees that Executive will develop, access and use Proprietary Information for the benefit of the Company Group. The parties understand and agree that the purpose of the restrictions contained in SECTION 4 and this SECTION 5 is to protect the goodwill and other legitimate business interests of the Company (including its Proprietary Information), and that the Company would not have entered into this Agreement in the absence of such restrictions. Executive acknowledges and agrees that the restrictions are reasonable and do not, and will not, unduly impair his ability to make a living after the termination of his employment with the Company. The provisions of SECTION 4 and SECTION 5 shall survive the expiration or sooner termination of this Agreement.

10

EXECUTION VERSION

5.2 Non-Compete; Non-Interference; Non-Solicit. During the term of employment and for a period of (i) twelve (12) months after the Termination Date if the Termination Date occurs within twelve (12) months following the Effective Time or (ii) eighteen (18) months after the Termination Date if the Termination Date occurs after the first anniversary of the Effective Time, Executive shall not, whether for Executive’s own account or for any other Person, directly or indirectly, with or without compensation:

(a) own, manage, operate, control or participate in the ownership, management, operation or control of, or be employed or engaged in a senior management role by, any corporation, limited liability company, partnership, joint venture, proprietorship or other business entity or organization that engages in or plans to engage in the business of (i) supplying, distributing, manufacturing, designing, constructing and/or installing structural and related building products, including, without limitation, prefabricated components, roof and floor trusses, wall panels, stairs, windows, doors, millwork, lumber products, roofing, insulation, hardware and other building products and/or (ii) providing services to customers in connection with any of the foregoing or otherwise related to residential homebuilding, in each case, (i) and (ii) anywhere in the United States (a “Competing Business”).

(b) solicit, or call upon or otherwise attempt to solicit, on behalf of any Competing Business, any of the customers, prospective customers, vendors or suppliers of Company Group;

(c) divert or take away, or attempt to divert or take away, any existing business of the Company Group;

(d) induce or entice, or seek to induce or entice, or otherwise interfere with, the Company Group’s business relationship with, any customer of the Company Group;

(e) advance credit or lend money to any third party for the purpose of establishing or operating any Competing Business; or

(f) with respect to any substantially full time independent contractor of the Company Group, employee of the Company Group or individual who was, at any time during the three months prior to the Termination Date, an employee of the Company Group: (A) hire or retain, or attempt to hire or retain, such individual to provide services for any third party; or (B) entice away or in any manner persuade or attempt to persuade, such individual to (1) terminate and/or leave his employment or engagement, (2) accept employment with any person or entity other than a member of the Company Group, or (3) terminate his relationship with the Company Group or devote less of his business time to the Company Group.

Notwithstanding the foregoing, nothing in this SECTION 5.2 will prohibit Executive from acquiring or holding not more than two percent (2%) of any class of publicly traded securities.

5.3 Cessation/Reimbursement of Payments. Notwithstanding anything to the contrary in this Agreement, if Executive violates any provision of SECTION 4 or SECTION 5, the Company may, upon giving written notice to Executive, immediately terminate Executive’s employment with the Company for Cause or, in the event the violation occurs following the Termination Date, cease all payments and benefits that it may be providing to Executive

11

EXECUTION VERSION

pursuant to SECTION 3, and Executive shall be required to reimburse the Company for any payments received from the Company pursuant to SECTION 3; provided, however, that the foregoing shall be in addition to such other remedies as may be available to the Company and shall not be deemed to permit Executive to forego or waive such payments in order to avoid his obligations under SECTION 4 or SECTION 5; and provided, further, that any release of claims by Executive pursuant to SECTION 6.10 shall continue in effect.

5.4 Survival; Injunctive Relief. Executive agrees that the provisions of SECTION 4 and SECTION 5 shall survive the termination of this Agreement and the termination of Executive’s employment. Executive acknowledges that a breach by him of the covenants contained in SECTION 4 or SECTION 5 cannot be reasonably or adequately compensated in damages in an action at law and that such breach will cause the Company immeasurable and irreparable injury and damage. Executive further acknowledges that he possesses unique skills, knowledge and ability and that competition in violation of SECTION 4 or SECTION 5 would be extremely detrimental to the Company. By reason thereof, each of the Company and Executive agrees that the other shall be entitled, in addition to any other remedies it may have under this Agreement, at law or in equity, or otherwise, to temporary, preliminary and/or permanent injunctive and other equitable relief to prevent or curtail any actual or threatened violation of SECTION 4 or SECTION 5, without proof of actual damages that have been or may be caused to the Company by such breach or threatened breach, and waives to the fullest extent permitted by law the posting or securing of any bond by the other party in connection with such remedies.

SECTION 6

MISCELLANEOUS

6.1 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by certified or registered mail, postage prepaid, with return receipt requested, telecopy (with hard copy delivered by overnight courier service), or delivered by hand, messenger or overnight courier service, and shall be deemed given when received at the addresses of the parties set forth below, or at such other address furnished in writing to the other parties hereto:

To the Company:

Builders FirstSource, Inc.
Attn: General Counsel
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

To Executive:	at the home address of Executive maintained in the human resource records of the Company.

6.2 Severability. The parties agree that it is not their intention to violate any public policy or statutory or common law. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. Without limiting the foregoing, if any portion of SECTION 5 is held to be unenforceable, the maximum enforceable restriction of time, scope of activities and geographic area will be substituted for any such restrictions held unenforceable.

12

EXECUTION VERSION

6.3 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to its principles of conflicts of laws. Executive: agrees to submit to the jurisdiction of the State of Delaware; agrees that any dispute concerning this Agreement shall be brought exclusively in a state or federal court of competent jurisdiction in Delaware; and agrees that other than disputes involving SECTION 4 or SECTION 5, all disputes shall be settled through arbitration pursuant to SECTION 6.15. Executive waives any and all objections to jurisdiction or venue.

6.4 Survival. The covenants and agreements of the parties set forth in SECTIONS 4, 5 and 6 are of a continuing nature and shall survive the expiration, termination or cancellation of this Agreement, irrespective of the reason therefor.

6.5 Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the terms of employment, compensation, benefits, and covenants of Executive, and supersede all other prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, between Executive and the Company relating to the subject matter of the Agreement, which such other prior and contemporaneous agreements and understandings, inducements or conditions shall be deemed terminated effective on the Effective Time, including without limitation, the Prior Employment Agreement. For the avoidance of doubt, the parties agree that any and all indemnification agreements between Executive and the Company shall continue in full force unimpaired by this Agreement

6.6 Binding Effect, Etc. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the Company’s successors and assigns, including any direct or indirect successor by purchase, merger, consolidation, reorganization, liquidation, dissolution, winding up or otherwise with respect to all or substantially all of the business or assets of the Company, and Executive’s spouse, heirs, and personal and legal representatives.

6.7 Counterparts; Amendment. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be amended or modified only by written instrument duly executed by the Company and Executive.

6.8 Voluntary Agreement. Executive has read this Agreement carefully, has had the opportunity to seek advice of counsel and understands and accepts the obligations that it imposes upon Executive without reservation. No other promises or representations have been made to Executive to induce Executive to sign this Agreement. Executive is signing this Agreement voluntarily and finely.

6.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns (including any direct or indirect successor, spouses, heirs and personal and legal representatives). Any such successor or assign of the Company shall be included in the term “Company” as used in this Agreement.

13

EXECUTION VERSION

6.10 Release of Claims. In consideration for the compensation and other benefits provided pursuant to this Agreement, Executive agrees to execute a “Separation Agreement and General Release” to be presented by the Company substantially in the form of Exhibit A attached hereto. The Company’s obligation to pay severance benefits pursuant to SECTION 3.4 is expressly conditioned on Executive’s execution and delivery of such Separation Agreement and General Release no later than forty-five (45) days after the date Executive incurs a Separation from Service without revoking it for a period of seven (7) days following delivery. Executive’s failure to execute and deliver such Separation Agreement and General Release within such forty-five (45) day time period (or Executive’s subsequent revocation of such Separation Agreement and General Release) will void the Company’s obligation to pay severance benefits under this Agreement

6.11 Withholding. All compensation payable to Executive pursuant to this Agreement will be subject to any applicable statutory withholding taxes and such other taxes as are required or permitted under applicable law and such other deductions or withholdings as authorized by Executive to be collected with respect to compensation paid to Executive.

6.12 In-kind Benefits and Reimbursements. Notwithstanding anything to the contrary in this Agreement, in-kind benefits and reimbursements provided under this Agreement during any tax year of Executive shall not affect in-kind benefits or reimbursements to be provided in any other tax year of Executive, except for the reimbursement of medical expenses referred to in Section 105(b) of the Internal Revenue Code, as amended (“Code”), and are not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, reimbursement requests must be timely submitted by Executive and, if timely submitted, reimbursement payments shall be made to Executive as soon as administratively practicable following such submission, but in no event later than December 31st of the calendar year following the calendar year in which the expense was incurred. In no event shall Executive be entitled to any reimbursement payments after December 31st of the calendar year following the calendar year in which the expense was incurred. This SECTION 6.12 shall apply only to in-kind benefits and reimbursements that would result in taxable compensation income to Executive.

6.13 Section 409A The intent of the parties is that payments and benefits under this Agreement be exempt from, or comply with, Section 409A of the Code (and the rules and regulations promulgated thereunder) (“Section 409A”), and accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in accordance therewith. Notwithstanding anything contained herein to the contrary, Executive shall not be considered to have terminated employment with the Company for purposes of any payments under this Agreement which are subject to Section 409A until Executive would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A, and any payments described in this Agreement that are due within the “short term deferral period” as defined in Section 409A, or otherwise satisfying an exception under Section 409A, shall not be treated as deferred

14

EXECUTION VERSION

compensation unless applicable law requires otherwise. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six (6)-month period immediately following Executive’s separation from service shall instead be paid on the first business day after the date that is six (6) months following Executive’s separation from service (or, if earlier, death). To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided) during any one year may not effect amounts reimbursable or provided in any subsequent year. In no event shall the timing of Executive’s execution of a Separation Agreement and General Release pursuant to SECTION 6.10 result, directly or indirectly, in Executive designating the calendar year of any payment hereunder, and, to the extent required by Section 409A, if a payment hereunder that is subject to execution of a Separation Agreement and General Release could be made in more than one taxable year, payment shall be made in the later taxable year. Notwithstanding anything to the contrary in this Agreement or any other agreement by and between Executive and any member of the Company Group, to the extent that (i) this Agreement provides for the vesting and settlement of any equity award held by Executive and (ii) such equity award constitutes nonqualified deferred compensation subject to Section 409A, such equity award shall be settled at the earliest time that will not trigger a Tax or penalty under Section 409A. The Company makes no representation that any or all of the payments described in this Agreement shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment.

6.14 Indemnification, etc. The Company shall provide an indemnification agreement, no less favorable to Executive than such agreement as applies with Boston prior to the Effective Time, by which it shall indemnify and hold harmless Executive to the fullest extent permitted by law for any action or inaction he takes in good faith with regard to the Company or parent or any benefit plan of either, in accordance with the Company’s Certificate of Incorporation and By-laws. Further, the Company shall cover Executive on its directors’ and officers’ liability insurance policies to no less extent than that which covers any other officer or director of the Company.

6.15 Arbitration. Except with respect to the Company’s enforcement of the covenants in SECTION 4 and SECTION 5, in the event that either Executive or the Company (or their successor and assigns, or any other person claiming benefits on behalf of or through them) has a dispute, claim, question, or disagreement arising from or relating to this Agreement or the breach thereof, the parties hereto shall use their best efforts to settle the dispute, claim, question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties. If the parties do not reach such solution within a period of 60 days, then, upon written notice by either party to the other, all such disputes, claims, questions, or differences shall be finally settled by confidential binding arbitration administered by the American Arbitration Association in accordance with the provisions of its Employment Arbitration Rules, unless such claim is precluded by law from being settled through arbitration. Such arbitration

15

EXECUTION VERSION

shall take place in Dallas, Texas. Any arbitrator selected by the parties to arbitrate any such dispute shall have practiced predominately in the field of employment law for no less than ten years. The arbitrator will have the power to interpret this Agreement. Any determination or decision by the arbitrator shall be binding upon the parties and may be enforced in any court of law. The parties agree that this arbitration provision does not apply to the right of Executive to file a charge, testify, assist or participate in any manner in an investigation, hearing or proceeding before the Equal Employment Opportunity Commission or any other agency pertaining to any matters covered by this Agreement and within the jurisdiction of the agency. Both parties agree that this arbitration clause has been bargained for by the parties upon advice of their respective counsel.

6.16 Code Section 280G. Notwithstanding any other provision of this Agreement, if it is determined that the benefits or payments payable under this Agreement, taking into account other benefits or payments provided under other plans, agreements or arrangements, constitute Parachute Payments that would subject Executive to tax under Section 4999 of the Code, it must be determined whether Executive will receive the total payments due or the Reduced Amount. Executive will receive the Reduced Amount if the Reduced Amount results in equal or greater Net After Tax Receipts than the Net After Tax Receipts that would result from Executive receiving the total payments due.

If it is determined that the total payments should be reduced to the Reduced Amount, the Company must promptly notify Executive of that determination, including a copy of the detailed calculations by an accounting firm or other professional organization qualified to make the calculation that was selected by the Company and acceptable to Executive (the “Accounting Firm”). The Company shall pay the fees and expenses of the Accounting Firm. All determinations made by the Accounting Firm under this SECTION 6.16 are binding upon the Company and Executive, subject to any differing determination by the Internal Revenue Service.

It is the intention of the Company and Executive to reduce the payments under this Agreement and any other plan, agreement or arrangement only if the aggregate Net After Tax Receipts to Executive would thereby be increased.

If it is determined that the total payments should be reduced to the Reduced Amount, any reduction shall be in the order that would provide Executive with the largest amount of Net After Tax Receipts (subject to the remainder of this sentence, pro rata if two alternatives provide the same result) and shall, to the extent permitted by Code Section 280G and 409A be designated by Executive. Executive shall at any time have the unilateral right to forfeit any equity grant in whole or in part.

For purposes of this Agreement, the term “Net After Tax Receipt” means the Present Value of the total payments or the Reduced Amount, as applicable, net of all federal, state and local income and payroll taxes imposed on Executive, including Section 4999 of the Code, determined by applying the highest marginal rate of income taxes which applied to Executive’s taxable income for the immediately preceding taxable year. For purposes of this Agreement, the term “Parachute Payment” means a payment (under this Agreement or any other plan, agreement or arrangement) that is described in Section 280G(b)(2) of the Code, determined in accordance with Section 280G of the Code and the regulations thereunder. For purposes of this Agreement, the

16

EXECUTION VERSION

term “Present Value” means the value determined in accordance with Section 280G(d)(4) of the Code and the regulations thereunder. For purposes of this Agreement, the term “Reduced Amount” means the largest amount of Parachute Payments that is less than the total Parachute Payments and that may be paid to Executive without subjecting Executive to tax under Section 4999 of the Code.

[Signatures on following page]

17

EXECUTION VERSION

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:		EXECUTIVE:

/s/ Donald F. McAleenan		/s/ David E. Flitman
David E. Flitman
By:	Donald F. McAleenan
Its:	Senior Vice President, General Counsel and Secretary

Solely in respect of the agreement to terminate the Prior Employment Agreement effective as of the Effective Time:

BOSTON:

/s/ Jim Major

By:	Jim Major
Its:	Executive Vice President, Chief Financial Officer and Treasurer

EXECUTION VERSION

EXHIBIT A

SEPARATION AGREEMENT AND GENERAL RELEASE

This Separation Agreement and General Release (this “Agreement”) is made as of by and between [    ] (“Executive”) and Builders FirstSource, Inc. (the “Company”). For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Termination of Employment. The parties agree that Executive’s employment with the Company and all of its affiliates is terminated effective as of [    ] (the “Termination Date”).

2. Payments Due to Executive. Executive acknowledges receipt of [ ] ($[    ]) from the Company, representing Executive’s accrued but unpaid Base Salary and accrued unused vacation through the Termination Date. In addition, Executive shall receive (a) his annual bonus (if any) for the fiscal year completed prior to the Termination Date, to be paid at the same time annual bonuses would have been paid if Executive had continued in employment, (b) shall receive any vested benefits due under any tax-qualified retirement or group insurance plan or program in accordance with the term thereof, and (c) any unreimbursed business expenses incurred through the Termination Date. Other than as expressly set forth in this SECTION 2, Executive is not entitled to any consulting fees, wages, accrued vacation pay, benefits or any other amounts with respect to his employment through the Termination Date.

3. Severance Benefits and Continuing Health Insurance Coverage. In consideration of Executive’s execution and non-revocation of this Agreement in accordance with its terms, the Company agrees to pay to Executive the amounts provided in SECTION 3.4 of that certain Amended and Restated Employment Agreement, dated as of August __ 2020 by and between Executive and the Company, which amounts are, to the extent known, stated on Attachment A hereto.

4. General Release.

(a) Executive, on behalf of Executive, his heirs, executors, personal representatives, administrators and assigns, voluntarily, irrevocably, knowingly and unconditionally releases, remises and discharges the Company and all of its current and former parents, subsidiaries and affiliates, each of their respective members, officers, directors, stockholders, partners, employees, agents, representatives, advisors and attorneys, and each of their respective subsidiaries, affiliates, estates, predecessors, successors and assigns (collectively, the “Company Parties”) from any and all actions, causes of action, charges, complaints, claims, damages, demands, debts, lawsuits, rights, understandings, obligations, expenses (including attorneys’ fees and costs), covenants, contracts, promises or liabilities of any kind, nature or description whatsoever, known or unknown, in law or in equity (collectively, the “Claims”) which Executive or Executive’s heirs, executors, personal representatives, administrators and assigns ever had, now has or may hereafter claim to have by reason of any matter, cause or thing whatsoever (i) arising from the beginning of time through the date upon which Executive executes this Agreement, including, without limitation, any such Claims arising out of, relating

1

EXECUTION VERSION

to or in connection with Executive’s employment or service as a director with the Company, including tort, fraud, or defamation and arising under federal, local or state statute or regulation, including, without limitation, Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act of 1974, the Civil Rights Act of 1991, the Equal Pay Act, the Fair labor Standards Act, 42 U.S.C. § 1981, the Texas Labor Code (including, without limitation, the Texas Payday Law, the Texas Anti-Retaliation Act, Chapter 21 of the Texas Labor Code, and the Texas Whistleblower Act), each as amended and including each of their respective implementing regulations and/or any other federal, state, local or foreign law (statutory, regulatory or otherwise), that may be legally waived and released; (ii) arising out of or relating to the termination of Executive’s employment; or (iii) arising under or relating to any policy, agreement, understanding or promise, written or oral, formal or informal, between the Company or any of the other Company Parties and Executive.

(b) Executive agrees that there is a risk that each and every injury which he may have suffered by reason of his employment relationship might not now be known, and there is a further risk that such injuries, whether known or unknown at the date of this Agreement, might become progressively worse, and that as a result thereof further damages may be sustained by Executive; nevertheless, Executive desires to forever and fully release and discharge the Company Parties, and he fully understands that by the execution of this Agreement no further claims for any such injuries may ever be asserted.

(c) This general release does not in any way diminish or impair: (i) any Claims Executive may have that cannot be waived under applicable law, (ii) Executive’s right to enforce this Agreement; (iii) any rights Executive may have to indemnification from personal liability or to protection under any insurance policy maintained by the Company, including without limitation any general liability, employment practices liability, or directors and officers insurance policy or any contractual indemnification agreement; (iv) Executive’s right, if any, to government provided unemployment and worker’s compensation benefits; or (v) Executive’s rights under any Company Executive benefit plans (i.e. health, disability or tax-qualified retirement plans), which by their explicit terms survive the termination of Executive’s employment

(d) Executive agrees that the consideration set forth in SECTION 3 above shall constitute the entire consideration provided under this Agreement, and that Executive will not seek from the Company Parties any further compensation or other consideration for any claimed obligation, entitlement, damage, cost or attorneys’ fees in connection with the matters encompassed by this Agreement.

(e) Executive understands and agrees that if any facts with respect to this Agreement or Executive’s prior treatment by or employment with the Company are found to be different from the facts now believed to be true, Executive expressly accepts, assumes the risk of, and agrees that this Agreement shall remain effective notwithstanding such differences. Executive agrees that the various items of consideration set forth in this Agreement fully compensate for said risks, and that Executive will have no legal recourse against the Company in the event of discovery of a difference in facts.

2

EXECUTION VERSION

(f) Executive agrees to the release of all known and unknown claims, including expressly the waiver of any rights or claims arising out of the Federal Age Discrimination in Employment Act, 29 U.S.C. § 621, et seq. (“ADEA”), and in connection with such waiver of ADEA claims, and as provided by the Older Worker Benefit Protection Act, Executive understands and agrees as follows:

(i) Executive has the right to consult with an attorney before signing this Agreement, and is hereby advised to do so;

(ii) Executive shall have a period of forty-five (45) days from the Termination Date (or from the date of receipt of this Agreement if received after the Termination Date) in which to consider the terms of the Agreement (the “Review Period”). Executive may at his option execute this Agreement at any time during the Review Period. If Executive does not return the signed Agreement to the Company prior to the expiration of the 45 day period, then the offer of severance benefits set forth in this Agreement shall lapse and shall be withdrawn by the Company; and

(iii) Executive may revoke this Agreement at any time during the first seven (7) days following Executive’s execution of this Agreement, and this Agreement and release shall not be effective or enforceable until the seven-day period has expired (“Revocation Period Expiration Date”). Notice of a revocation by Executive must be made to the designated representative of the Company (as described below) within the seven (7) day period after Executive signs this Agreement. If Executive revokes this Agreement, it shall not be effective or enforceable against the Company Parties. Accordingly, the “Effective Date” of this Agreement shall be on the eighth (8th) day after Executive signs the Agreement and returns it to the Company, and provided that Executive does not revoke the Agreement during the seven (7) day revocation period.

In the event Executive elects to revoke this release pursuant to SECTION 4(f)(iii) above, Executive shall notify Company by hand-delivery, express courier or certified mail, return receipt requested, within seven (7) days after signing this Agreement to: ATTN: General Counsel, Builders FirstSource, Inc., [ADDRESS]. In the event that Executive exercises his right to revoke this release pursuant to SECTION 4(f)(iii) above, any and all obligations of Company under this Agreement shall be null and void. Executive agrees that by signing this Agreement prior to the expiration of the forty-five (45) day period he has voluntarily waived his right to consider this Agreement for the full forty-five (45) day period. Executive further agrees that any changes to this Agreement made during the Review Period, whether material or immaterial, shall not restart the 45-day consideration period.

5. Review of Agreement; No Assignment of Claims. Executive represents and warrants that he (a) has carefully read and understands all of the provisions of this Agreement and has had the opportunity for it to be reviewed and explained by counsel to the extent Executive deems it necessary, (b) is voluntarily entering into this Agreement, (c) has not relied upon any representation or statement made by the Company or any other person with regard to the subject matter or effect of this Agreement, (d) has not transferred or assigned any Claims and (e) has not filed any complaint or charge against any of the Company Parties with any local, state, or federal agency or court.

3

EXECUTION VERSION

6. No Claims. Each party represents that it has not filed any Claim against the other Party with any state, federal or local agency or court; provided, however, that nothing in this Agreement shall be construed to prohibit Executive from filing a Claim, including a challenge to the validity of this Agreement, with the Equal Employment Opportunity Commission (“EEOC”) or participating in any investigation or proceeding conducted by the EEOC.

7. Interpretation. This Agreement shall take effect as an instrument under seal and shall be governed and construed in accordance with the laws of the State of Texas without regard to provisions or principles thereof relating to conflict of laws.

8. Agreement as Defense. This Agreement may be pleaded as a full and complete defense to any subsequent action or other proceeding arising out of, relating to, or having anything to do with any and all Claims, counterclaims, defenses or other matters capable of being alleged, which are specifically released and discharged by this Agreement. This Agreement may also be used to abate any such action or proceeding and/or as a basis of a cross complaint for damages.

9. Nondisclosure of Agreement. The terms and conditions of this Agreement are confidential. Executive agrees not to disclose the terms of this Agreement to anyone except immediate family members and Executive’s attorneys and financial advisers. Executive further agrees to inform these people that the Agreement is confidential and must not be disclosed to an one else. Executive may disclose the terms of this Agreement if compelled to do so by a court, but Executive agrees to notify the Company immediately if anyone seeks to compel Executive’s testimony in this regard, and to cooperate with the Company if the Company decides to oppose such effort. Executive agrees that disclosure by Executive in violation of this Agreement would cause so much injury to the Company that money alone could not fully compensate the Company and that the Company is entitled to injunctive and equitable relief. Executive also agrees that the Company would be entitled to recover money from Executive if this Agreement were violated.

10. Ongoing Covenants. Executive acknowledges that nothing in this Agreement shall limit or otherwise impact Executive’s continuing obligations of confidentiality to the Company in accordance with Company policy and applicable law, or any applicable Company policies or agreements between the Company and Executive with respect to non-competition or non-solicitation, and Executive covenants and agrees to abide by all such continuing obligations.

11. No Adverse Comments. Executive agrees not to make, issue, release or authorize any written or oral statements, derogatory or defamatory in nature, about the Company, its affiliates or any of their respective products, services, directors, officers or executives, provided that the foregoing shall not be violated by truthful testimony in response to legal process, normal competitive statements, rebuttal of statements by the other or actions to enforce his rights. Nothing herein prohibits Executive from communicating, without notice to or approval by the Company, with any federal government agency about a potential violation of a federal law or regulation.

12. Integration; Severability. Except with respect to any continuing obligations to the Company, the terms and conditions of this Agreement constitute the entire agreement between Company and Executive and supersede all previous communications, either oral or

4

EXECUTION VERSION

written, between the parties with respect to the subject matter of this Agreement. No agreement or understanding varying or extending the terms of this Agreement shall be binding upon either party unless in writing signed by or on behalf of such party. In the event that a court finds any portion of this Agreement unenforceable for any reason whatsoever, Company and Executive agree that the other provisions of the Agreement shall be deemed to be severable and will continue in full force and effect to the fullest extent permitted by law.

13. EXECUTIVE ACKNOWLEDGES THE FOLLOWING: HE HAS ENTERED INTO THIS AGREEMENT KNOWINGLY, VOLUNTARILY AND OF HIS OWN FREE WILL WITH A FULL UNDERSTANDING OF ITS TERMS; HE HAS READ THIS AGREEMENT; THAT HE FULLY UNDERSTANDS ITS TERMS; THAT EXECUTIVE IS ADVISED TO CONSULT AN ATTORNEY FOR ADVICE; THAT HE HAS THE RIGHT TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTING THIS AGREEMENT; THAT HE HAS HAD AMPLE TIME TO CONSIDER HIS DECISION BEFORE ENTERING INTO THE AGREEMENT; THAT HE IS SATISFIED WITH THE TERMS OF THIS AGREEMENT AND AGREES THAT THE TERMS ARE BINDING UPON HIM; AND THAT HE HAS BEEN ADVISED BY THE COMPANY OF HIS ABILITY TO TAKE ADVANTAGE OF THE CONSIDERATION PERIOD AFFORDED BY SECTION 4 ABOVE.

IN WITNESS WHEREOF, the parties have executed this Agreement with effect as of the date first above written.

COMPANY:	EXECUTIVE:

By:	David E. Flitman
Its:

5

EXECUTION VERSION

SEVERANCE AGREEMENT

ATTACHMENT A

The following severance benefits are payable pursuant to SECTION 3.4 of Executive’s Employment Agreement: